FIRST QUANTUM
MINERALS LTD.

04030509

May 20, 2004

SECURITIES AND EXCHANGE COMMISSION
Mail Stop 3-9
450-5th Street N.W.
Washington, D.C.
USA 20549

RECEIVED JUN 01 2004 SEC MAIL PROCESSING WASH., D.C. 158 SECTION

Attention: International Corporate Finance

SUPPL

Dear Sirs/Mesdames:

Re: First Quantum Minerals Ltd. (the "Company") - 12g-82-4461

We enclose the following information to bring our filings up-to-date:

1. Consolidated Financial Statements for the third quarter ended September 30, 2003, along with the Company's Management's Discussion and Analysis.

2. Consolidated Financial Statements for the year end December 31, 2003, along with the Company's Management's Discussion and Analysis.

3. Consolidated Financial Statement for the first quarter ended May 31, 2004, along with the Company's Management's Discussion and Analysis.

4. News releases from September 22 to December 11, 2003, 03-16 – 03-22.

5. News releases from January 19 to May 11, 2004. 04-01 to 04-07.

6. Form 53-901F, Material Change Report Under Section 85(1) of the Act dated:

July 3, 2003	January 20, 2004
September 22, 2003	January 22, 2004
November 27, 2003	February 10, 2004 .

Thank you for your attention to this matter.

FIRST QUANTUM MINERALS LTD.

Per: Christine Thomson

Christine Thomson
Corporate Administrator

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

6/15

HEAD OFFICE:
8th Floor, 543 Granville Street
Vancouver, British Columbia Canada V6C 1X8
Telephone: 604 688 6577
Fax: 604 688 3818
Toll Free: 1 888 688 6577
Website: www.first-quantum.com

UNITED KINGDOM REPRESENTATIVE OFFICE:
1st Floor, Mill House, Mill Bay Lane
Horsham, West Sussex RH12 1SS UK
Telephone: 44 (0) 1403 273484
Fax: 44 (0) 1403 273494

AUSTRALIA REPRESENTATIVE OFFICE:
MAILING ADDRESS: P.O. Box 1407
West Perth, Western Australia 6872
STREET ADDRESS: Level 1, 24 Outram Street
West Perth, Western Australia 6005
Telephone: (618) 9226 5777
Fax: (618) 9226 2522

SEC MAIL PROCESSING
RECEIVED
JUN 01 2004
WASH. D.C. 158 SECTION

First Quantum Minerals Ltd.
Consolidated Financial Statements
Second Quarter – June 30, 2003

(Unaudited)

(expressed in thousands of U.S. dollars, except where indicated)

First Quantum Minerals Ltd.

Consolidated Balance Sheets

As at June 30, 2003 and December 31, 2002

(unaudited)
(expressed in thousands of U.S. dollars, except where indicated)

	June 30, 2003	December 31, 2002
Assets		
Current assets		
Cash and cash equivalents	5,144	8,180
Accounts receivable and prepaid expenses	4,758	3,217
Inventory	12,451	11,864
	22,353	23,261
Deferred financing fees	165	135
Deferred stripping costs (note 2)	1,623	–
Investments (note 4)	12,242	12,278
Deferred exploration and acquisition costs	1,215	994
Property, plant and equipment (note 5)	73,421	61,156
	111,019	97,824
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	12,122	11,828
Current portion of long-term debt (note 6)	9,092	6,020
	21,214	17,848
Long-term debt (note 6)	28,907	20,139
Future income tax liability (note 7)	3,586	3,373
Environmental and closure provisions	1,020	747
	54,727	42,107
Non-controlling interest	2,190	2,190
	56,917	44,297
Shareholder's Equity		
Equity Accounts (note 8)	88,822	88,161
Deficit	(34,720)	(34,634)
	54,102	53,527
	111,019	97,824

Approved by the Board of Directors

"Martin Rowley" Director   "G. Clive Newall" Director

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.

Consolidated Statements of Earnings and Deficit

For the three and six months ended June 30, 2003 and May 31, 2002

(unaudited)
(expressed in thousands of U.S. dollars, except where indicated)

	Three months ended		Six months ended	
	June 30, 2003 $	**May 31, 2002 $**	**June 30, 2003 $**	**May 31, 2002 $**
Revenues				
Owned Operations				
Copper	10,391	3,269	17,242	6,252
Acid	2,308	2,374	5,636	5,534
Other	22	127	50	155
Carlisa Related Revenues (note 3)	-	(694)	-	21,254
	12,721	5,076	22,928	33,195
Costs and expenses				
Cost of sales	8,847	3,502	16,850	31,798
Depletion and amortization	1,578	1,091	2,576	2,765
Exploration	76	119	184	196
Foreign exchange loss (gain)	1,154	(236)	1,224	(272)
General and administrative	674	753	1,204	1,290
Interest and financing fees on long-term debt	434	264	1,020	1,373
	12,763	5,493	23,058	37,150
Earnings (loss) before income taxes, non-controlling interest and equity losses	(42)	(416)	(130)	(3,955)
Tax expense (recovery) (note 7)	(131)	(2,499)	(80)	(1,335)
Non-controlling interest	-	(22)	-	(240)
Equity loss (earnings)	25	(7)	36	(15)
Net earnings (loss) for the period	64	2,112	(86)	(2,365)
Deficit - Beginning of period	(34,784)	(35,320)	(34,634)	(30,843)
Deficit - End of period	(34,720)	(33,208)	(34,720)	(33,208)
Earnings (loss) per common share				
Basic and Diluted - $ per share	$0.00	$0.05	($0.00)	($0.05)
Weighted average number of shares outstanding	48,289,536	43,293,070	45,925,555	43,195,569

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.

Consolidated Statements of Cash Flows

For the three and six months ended June 30, 2003 and May 31, 2002

(unaudited)

(expressed in thousands of U.S. dollars, except where indicated)

	Three months ended		Six months ended	
	June 30, 2003 $	May 31, 2002 $	June 30, 2003 $	May 31, 2002 $
Cash flows from operating activities				
Net earnings (loss) for the period	64	2,112	(86)	(2,365)
Items not affecting cash				
Depletion and amortization	1,578	1,091	2,576	2,765
Amortization of financing fees	(112)	37	(30)	74
Environmental and closure provisions	109	-	272	-
Equity loss (earnings)	25	(7)	36	(15)
Net recognition of deferred revenue	-	(44)	-	(794)
Accrued interest on ZCCM facility	-	-	-	406
Unrealized foreign exchange loss on debt	1,157	-	1,367	-
Non-controlling interest	-	(22)	-	(240)
Tax expense	(134)	(2,503)	(83)	(1,339)
Gain on equity dilution	-	856	-	-
	2,687	1,520	4,052	(1,508)
Change in non-cash operating working capital				
Decrease (increase) in accounts receivable and prepaids	(1,123)	(361)	(1,540)	(4,375)
Decrease (increase) in inventory	(229)	(2,802)	(587)	(1,549)
Increase (decrease) in accounts payable and accrued liabilities	531	373	(411)	4,038
	1,866	(1,270)	1,514	(3,394)
Cash flows from financing activities				
Proceeds from long-term debt	10,726	3,504	20,591	7,255
Repayments of principal on long-term debt	(3,846)	(3,950)	(14,118)	(9,220)
Proceeds from issue of common shares and warrants	439	85	661	159
	7,319	(361)	7,134	(1,806)
Cash flows from investing activities				
Net payments to acquire capital assets and investments	(6,706)	(5,092)	(9,840)	(11,384)
Proceeds on equity dilution	-	(327)		8,481
Payments for deferred exploration and stripping costs	(1,184)	(343)	(1,844)	(357)
	(7,890)	(5,762)	(11,684)	(3,260)
(Decrease) Increase in cash and cash equivalents	1,295	(7,393)	(3,036)	(8,460)
Cash and cash equivalents - Beginning of period	3,849	8,769	8,180	9,836
Cash and cash equivalents - End of period	5,144	1,376	5,144	1,376

(expressed in thousands of U.S. dollars, except where indicated)

1. Basis of Presentation

These interim consolidated financial statements do not contain all the information that is required of annual financial statements and they should be read in conjunction with the most recent annual financial statements of First Quantum Minerals ("FQM" or the "Company").

These interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company except where indicated in note 2 of these interim consolidated financial statements.

2. Deferred Stripping Costs

Effective January 1, 2003, as a result of developing a complete Lonshi mine plan, the Company has adopted the industry practice of deferred stripping. Previously, the company had capitalized these costs as part of inventory as it could not reasonably estimate the life-of mine strip ratio and accordingly these costs were expensed as the ore was processed. This method of accounting did not recognize the expected waste-to-ore ratios that would occur over the life of the mine.

Using the deferred stripping accounting method, mining costs associated with waste rock removal in excess of the life-of-mine average are deferred and charged to operations on the basis of the average stripping ratio for the life of the mine. When the cumulative stripping ratio is less than the life-of-mine average, a provision for the future stripping is made.

The amount charged to cost of sales is therefore subject to management's ability to estimate the stripping ratio over the life of the mine, any changes in this estimate could have a material effect on the financial statements.

3. Dilution of Interest in Carlisa

From April 1, 2000, the Company had a 49% joint venture interest in Carlisa Investment Corp. (Carlisa), which owns 90% of Mopani Copper Mines PLC (Mopani). Commencing in December 2001, the Company elected to dilute its interest down to an eventual 18.8%. Effective from March 1, 2002, the company no longer proportionately consolidates its investment in Carlisa.

The Company has provided a complete reconciliation of its investment in Carlisa from inception in its December 31, 2002 annual financial statements and reference should be made to those financial statements.

As result of proportionately consolidating Carlisa, prior to dilution, the following balances were incorporated into the company's consolidated statement of earnings and deficit:

	Three Months Ended		**Six Months Ended**	
	June 30, 2003	**May 31, 2002**	**June 30, 2003**	**May 31, 2002**
	$	**$**	**$**	**$**
Income	-	(695)	-	20,731
Cost of sales and other expenses	-	(352)	-	25,525
Gross profit	-	**(343)**	-	**(4,794)**
Non-controlling interest	-	22	-	240
Proportionately consolidated losses	-	**(321)**	-	**(4,554)**

(expressed in thousands of U.S. dollars, except where indicated)

4. Investments

	June 30, 2003 $	December 31, 2002 $
Carlisa Investment Corp. (a)	9,522	9,522
Anvil Mining NL (b) - Shares	2,387	2,423
- Convertible note	333	333
	12,242	12,278

a) The Company has an 18.8% interest (note 3) in Carlisa that holds a 90% interest in Mopani.

b) The Company has a 17.5% (December 31, 2002: 18.6%) interest in Anvil Mining NL, a public company quoted on the Australian and Berlin Exchanges, which has an operating mine in the Democratic Republic of Congo (DRC).

5. Property, Plant and Equipment

			June 30, 2003
	Cost $	Accumulated amortisation $	Net $
Land and Buildings	5,513	2,020	3,493
Mineral Property	34,610	16,123	18,487
Plant and Equipment	69,347	27,420	41,927
Work-in-progress	9,514	-	9,514
	118,984	45,563	73,421

			December 31, 2002
	Cost $	Accumulated amortisation $	Net $
Land and Buildings	5,466	1,846	3,620
Mineral Property	30,455	16,140	14,315
Plant and Equipment	63,142	24,922	38,220
Work-in-progress	5,001	–	5,001
	104,064	42,908	61,156

(expressed in thousands of U.S. dollars, except where indicated)

6. Long-term Debt

	June 30, 2003	December 31, 2002
	$	$
Standard Chartered Bank (a)	11,667	16,492
Standard Chartered Bank revolving facility (b)	-	4,000
KBC Loan (c)	-	4,500
EIB Facility (d)	16,569	-
Banque Belgolaise facility (e)	5,383	-
ZCCM Deferred Payment (f)	4,000	-
Other	380	1,167
Total long-term debt	**37,999**	**26,159**
Less: Current portion	9,092	6,020
	28,907	20,139

a) **Standard Chartered Bank**

On May 23, 2002, Bwana Mkubwa Mining Limited (Bwana), entered into a long-term debt facility with Standard Chartered Bank. This facility provided funding for the plant expansion at Bwana.

The facility comprises two elements: a term loan facility up to a maximum of $15,000 and a Zambian Kwacha denominated facility of ZMK12,500,000,000 (equivalent to approximately $3,000 on drawdown) bearing interest at the base rate for Kwacha in Zambia. In May 2003, Bwana repaid the Zambian Kwacha denominated facility with proceeds from the EIB facility (note d).

These loans were repayable in monthly instalments of the combined equivalent of approximately $500, with the repayment of the Kwacha facility the monthly instalments have been reduced to $417. The company has pledged as security the assets and undertakings of Bwana.

b) **Standard Chartered Bank Revolving Facility**

On October 24, 2002, the Company entered into a revolving facility with Standard Chartered Bank. The facility was used to satisfy additional costs at Bwana and for general corporate purposes. The Company had provided a guarantee of this amount in favour of Standard Chartered Bank.

The facility bore interest at LIBOR plus 2.5% and was repaid in March 2003.

c) **KBC loan**

In July 2001, KBC Bank N.V., Global Trade Finance Group (KBC) provided a $14,250 term debt facility to the company's wholly owned subsidiary Bwana. In January 2002, this facility was increased by $3,750 and was subsequently repaid in March 2003.

d) **European Investment Bank (EIB) facility**

In 2002, Bwana entered into a finance contract with EIB for 14,000,000 Euros for additional project finance on the expansion of Bwana. This facility bears interest at between 3% and 12.5% depending upon the price of copper and is repayable in six equal annual instalments commencing July 2003.

The Company has pledged as security the assets and undertakings of Bwana pari passu with the pre-existing security provided to Standard Chartered Bank.

e) **Banque Belgolaise Facility**

On May 2, 2003, the Company entered into a long-term debt facility with Banque Belgolaise to assist with financing Compagnie Miniera De Sakania's (Comisa) mining fleet.

The facility bears interest at LIBOR plus 3.00% and is repayable in 10 quarterly instalments commencing in February 2004. As at June 30, 2003 the company had drawn down $5,383 of this $6,000 facility.

(expressed in thousands of U.S. dollars, except where indicated)

6. Long-term Debt (continued)

f) ZCCM Deferred Payment

The Company agreed to conditionally proceed with development of Kansanshi, and consistent with the development agreement the Company agreed to pay $667 to Zambian Consolidated Copper Mines (ZCCM) on the first business day of April, July and October 2003 and January, April, and July 2004 subject to the price of copper.

During the quarter, the LME Copper price was not above US $0.78, as stipulated in the development agreement, which allowed the company to defer the first payment that was due to ZCCM. As the LME Copper price has remained below US $0.78 and a formal decision to proceed unconditionally has not been made this deferred payment has been recorded as long term.

7. Future Income Taxes

	June 30, 2003	December 31, 2002
	$	$
Opening Balances	3,373	5,064
Future Income tax expense (recovery)	213	(1,691)
Tax payments	-	-
Closing Balance	3,586	3,373

The company has non-capital loss carry-forwards that are available for offset against future earnings. To date, the loss carry-forwards have been utilized so that no cash payments have been made for income tax purposes.

8. Equity Accounts

	June 30, 2003	December 31, 2002
	$	$
Common shares (a)	85,427	74,102
Special Warrants	-	10,664
Warrants	1,627	1,627
Contributed surplus	1,768	1,768
	88,822	88,161
Number of shares issued and outstanding	49,308,624	43,506,634
Weighted Average Number of Shares	45,925,555	43,362,680

(a) Bought Deal Financing

On July 3, 2003 the Company issued 5.5 million common shares at a price of Canadian $5.35 per common share, the proceeds of which will be used to assist in funding the development of Kansanshi.

(expressed in thousands of U.S. dollars, except where indicated)

9. Segmented Information

The Company's reportable operating segments are strategic business units that produce different but related products or services. Each business unit is managed separately because each requires different technology and marketing strategies.

Due to the integrated nature of the operations at Bwana and Compagnie Miniera De Sakania (Comisa) the Company includes a segment which combines the operations of Bwana and Comisa. The Company's operating segments are set out below:

Bwana and Comisa Operations (BCO)

The Bwana Plant and the Comisa Mine are distinct legal entities and operations but from a management perspective are viewed as an integrated operation with the Bwana Plant processing the ore mined by Comisa. The Bwana Plant in Zambia produces grade A copper cathodes from Comisa's Lonshi open pit mine in the DRC (In 2002, copper was also produced from ore in tailings dumps) plus the Bwana Plant manufactures sulphuric acid for use in the copper process and for sale to third parties. All copper sales are sold to Republic House AG under a long-term agreement.

Kansanshi Copper Project (KCP)

Kansanshi is located in the Northwest Province of Zambia, approximately 15 kilometres north of Solwezi. The Company currently anticipates that initial construction including civil engineering and some earthworks could commence in 2003, with commercial production scheduled in 2004.

Carlisa (CAR)

From April 1, 2000 to February 28, 2002 the Company proportionately consolidated its investment in Carlisa. From March 1, 2002 the Company cost accounts for this investment (note 3) and therefore does not consolidate any of the results of the Carlisa controlled operations at Mopani.

Carlisa holds a 90% interest in Mopani Copper Mines which comprises the Mufulira Division and Nkana Division both in Zambia. The Mufulira Division mines, processes, smelts and refines grade A copper cathode directly and on a toll basis. The Nkana Division mines, processes copper and cobalt ores, directly and on a toll basis and directly refines the cobalt ores into finished cobalt products.

Corporate Development and Administration (CDA)

The corporate development and administration segment is responsible for the evaluation and acquiring new mineral properties, regulatory reporting, corporate administration, and portions of the Company's financing. It also holds the investment in Anvil Mining NL and Connemara Gold Mine in Zimbabwe which is currently on a care and maintenance basis and was written down in November 2001.

(expressed in thousands of U.S. dollars, except where indicated)

For the six months ended **June 30, 2003**, segmented information is presented as follows:

	BCO	KCP	CAR	CDA	Total
	$	$	$	$	$
External Revenues	22,878	-	-	-	22,878
Interest and other income	23	-	-	27	50
Total Revenue	**22,901**	-	-	**27**	**22,928**
Cost of Sales	16,759	-	-	91	16,850
Segment gross profit	**6,142**	-	-	**(64)**	**6,078**
Other Expenses					
Depletion and amortization	2,535	-	-	41	2,576
Exploration	-	-	-	184	184
Foreign exchange loss (gain)	1,491	-	-	(267)	1,224
General and administrative	-	-	-	1,204	1,204
Interest and financing fees	1,001	-	-	19	1,020
Total Other Expenses	**5,027**	-	-	**1,181**	**6,208**
Segment profit (loss) before the under noted items	**1,115**	-	-	**(1,245)**	**(130)**
Non-controlling interest	-	-	-	-	-
Equity loss (earnings)	-	-	-	36	36
Tax Expense (recovery)	(80)	-	-	-	(80)
Segment profit (loss)	**1,195**	-	-	**(1,281)**	(86)
Capital asset additions	9,027	5,765	-	127	14,919
Total assets	86,391	20,457	9,522	69,525	185,895
Inter-company balances included in total assets	(12,594)	-	-	(62,282)	(74,876)
Total consolidated assets	73,797	20,457	9,522	7,243	111,019

Definitions:

BCO – Combined operations of Bwana and Comisa

KCP – Kansanshi Copper Project

CAR – Carlisa holds the interest in Mopani Copper Mines

CDA – Corporate Development and Administration which includes Connemara

(expressed in thousands of U.S. dollars, except where indicated)

For the six months ended **May 31, 2002** segmented information is presented as follows:

	BCO $	KCP $	CAR $	CDA $	Total $
External Revenues	11,785	-	20,628	-	32,413
Interest and other income	51	-	626	105	782
Inter-segment sales (cost of sales)	148	-	(148)	-	-
Total Revenues	**11,984**	-	**21,106**	**105**	**33,195**
Cost of sales	7,689	-	24,109		31,798
Segment gross profit	**4,295**	-	**(3,003)**	**105**	**1,397**
Other Expenses					
Depletion and amortization	2,070	-	693	2	2,765
Exploration	-	-	-	196	196
Foreign exchange loss (gain)	(272)	-	-	-	(272)
General and administrative	-	-	-	1,290	1,290
Interest and financing fees	469	-	723	181	1,373
Total Other Expenses	**2,267**	-	**1,416**	**1,669**	**5,352**
Segment profit (loss) before the under noted items	**2,028**	-	**(4,419)**	**(1,564)**	**(3,955)**
Non-controlling interest	-	-	(240)	-	(240)
Equity Loss (Earnings)	-	-	-	(15)	(15)
Tax Expense (Recovery)	(1,335)	-	-	-	(1,335)
Segment profit (loss)	**3,363**	-	**(4,179)**	**(1,549)**	**(2,365)**
Capital asset additions	9,019	987	1,350	28	11,384
Total assets	42,043	13,346	9,153	57,308	121,850
Inter-company balances included in total assets	-	(6)	-	(51,880)	(51,886)
Total consolidated assets	42,043	13,340	9,153	5,428	69,964

Definitions:

BCO – Combined operations of Bwana and Comisa

KCP – Kansanshi Copper Project

CAR – Carlisa holds the interest in Mopani Copper Mines

CDA – Corporate Development and Administration which includes Connemara

(expressed in thousands of U.S. dollars, except where indicated)

For the three months ended **June 30, 2003**, segmented information is presented as follows:

	BCO	KCP	CAR	CDA	Total
	$	$	$	$	$
External Revenues	12,699	-	-	-	12,699
Interest and other income	12	-	-	10	22
Total Revenue	**12,711**	-	-	10	**12,721**
Cost of Sales	8,801	-	-	46	8,847
Segment gross profit	**3,910**	-	-	(36)	**3,874**
Other Expenses					
Depletion and amortization	1,561	-	-	17	1,578
Exploration	-	-	-	76	76
Foreign exchange loss (gain)	1,227	-	-	(73)	1,154
General and administrative	-	-	-	674	674
Interest and financing fees	426	-	-	8	434
Total Other Expenses	**3,214**	-	-	**702**	**3,916**
Segment profit (loss) before the under noted items	**696**	-	-	(738)	(42)
Non-controlling interest	-	-	-	-	-
Equity loss (earnings)	-	-	-	25	25
Tax Expense	(131)	-	-	-	(131)
Segment profit (loss)	**827**	-	-	(763)	**64**
Capital asset additions	6,686	5,146	0	64	11,896
Total assets	86,391	20,457	9,522	69,525	185,895
Inter-company balances included in total assets	(12,594)	-	-	(62,282)	(74,876)
Total consolidated assets	73,797	20,457	9,522	7,243	111,019

Definitions:
BCO – Combined operations of Bwana and Comisa
KCP – Kansanshi Copper Project
CAR – Carlisa holds the interest in Mopani Copper Mines
CDA – Corporate Development and Administration which includes Connemara

(expressed in thousands of U.S. dollars, except where indicated)

For the three months ended **May 31, 2002**, segmented information is presented as follows:

	BCO $	KCP $	CAR $	CDA $	Total $
External Revenues	5,643	-	161	-	5,804
Interest and other income	44	-		84	128
Gain on Equity Dilution	-	-	(856)		(856)
Total Revenues	**5,687**	-	**(695)**	**84**	**5,076**
Cost of sales	3,854	-	(352)	-	3,502
Segment gross profit	**1,833**	-	**(343)**	**84**	**1,574**
Other Expenses					
Depletion and amortization	1,091	-	-	-	1,091
Exploration	-	-	-	119	119
Foreign exchange loss (gain)	(230)	-	-	(6)	(236)
General and administrative	-	-	-	754	754
Interest and financing fees	219	-	-	43	262
Total Other Expenses	**1,080**	-	-	**910**	**1,990**
Segment profit (loss) before the under noted items	**753**	-	**(343)**	**(826)**	**(416)**
Non-controlling interest	-	-	(22)	-	(22)
Equity Loss (Earnings)				(7)	(7)
Tax Expense (Recovery)	(2,499)	-	-	-	(2,499)
Segment profit (loss)	**3,252**	-	**(321)**	**(819)**	**2,112**
Capital asset additions	4,772	292	-	28	5,092
Total assets	42,043	13,346	9,153	57,308	121,850
Inter-company balances included in total assets	-	(6)	-	(51,880)	(51,886)
Total consolidated assets	42,043	13,340	9,153	5,428	69,964

Definitions:
BCO – Combined operations of Bwana and Comisa
KCP – Kansanshi Copper Project
CAR – Carlisa holds the interest in Mopani Copper Mines
CDA – Corporate Development and Administration which includes Connemara

10. Hedging and Commitments

The Company is exposed to fluctuations in metal prices and enters into contracts to hedge or manage a position of its exposure to the price of copper. The Company has agreed to sell all copper production to Republic House AG for a price based on the London Metal Exchange quoted price. In addition, the Company has the following forward sales contracts in place as at June 30, 2003:

	Price Per Metric Tonne $	Maturity Date	Deliverable Volume Per Month (Metric Tonnes)
Forward Sales Contracts	1,712	July – December 2003	500

11. Kansanshi Deferred Consideration

Upon commercial production at Kansanshi, the Company agreed under the Kansanshi purchase agreement to pay $25,000 less an amount equal to the market value at that time of 1,400,000 common shares of the Company that were issued on acquisition to Cyprus Amax Corporation. The Company may elect to settle half of this outstanding deferred consideration in common shares of the Company.

Due to the inherent difficulty in estimating the Company's share price of the start of commercial production at Kansanshi and the subjectiveness of any such estimation the Company has not booked the deferred consideration payment due upon commercial production. Any such payment would be capitalized to the cost of the project and amortized over the life of the Kansanshi project.

MANAGEMENT DISCUSSION AND ANALYSIS AND FINANCIAL REVIEW

Second Quarter and Six Months ended June 30, 2003
(expressed in U.S. dollars)

Summary of Financial and Operational Results

The following discussion and analysis and financial review should be read in conjunction with management's discussion of critical accounting policies, risk factors and comments regarding forward looking statements contained in the 2002 Annual Report. The following discussion and analysis of the Company's results of operations should also be read in conjunction with the unaudited consolidated financial statements and related notes.

The comparison between the two quarters and the six months is complicated by the change in fiscal year end that occurred in 2002. This change does not have a significant impact on the results of the Company but does mean that we are comparing three and six months results for June 2003 against the corresponding periods ended May 2002.

Operational Summary Three Months Ended (Second Quarter)	Q2 June 03	Q2 May 02
Earnings and Cash Flow ($ millions)		
Revenue	12.7	5.1
Gross Profit	3.9	1.6
Net Earning	0.1	2.1
Cash-Flow (Outflow) from Operations	1.9	(1.3)
Earnings Per Share	$0.00	$0.05
Cash Flow Per Share	$0.04	($0.03)
Operational Results (tonnes)		
Copper Production	6,734	2,258
Sulphuric Acid Production	29,286	27,586
Sulphuric Acid Sold	15,832	15,006

Operational Summary Six Months Ended (Year to Date)	YTD June 03	YTD May 02
Earnings and Cash Flow ($ millions)		
Revenue	$ 22.9	$ 33.2
Gross Profit	6.1	1.4
Net Earning (Loss)	(0.1)	(2.4)
Cash-Flow (Outflow) from Operations	1.5	(3.4)
Earnings (Loss) Per Share	($0.00)	($0.05)
Cash-Flow Per Share	$0.03	($0.08)
Operational Results (tonnes)		
Copper Production	11,093	4,338
Sulphuric Acid Production	63,671	62,875
Sulphuric Acid Sold	39,264	36,508

Balance Sheet ($ millions)	Jun 03	Dec 02
Cash	$ 5.1	$ 8.2
Working Capital	1.1	5.4
Total Assets	111.0	97.8
Long Term Debt (incl. current)	38.0	26.2
Shareholder's Equity	54.1	53.5

Comparison between the year to date figures is further complicated by the results of Carlisa being included in the first quarter 2002 as a result of previously consolidating the Company's investment in Carlisa. To fully understand the impact of Carlisa, reference should be made to the 2002 audited annual financial statements.

Consolidated Results

Three Months Ended June 30, 2003 (Second Quarter)

The net earnings for the second quarter ended June 30, 2003 were $0.1 million (2002: $2.1 million) or $0.00 per share (2002: $0.05 per share). The cash inflow from operating activities was $1.9 million (2002: cash outflow of $1.3 million) or $0.04 per share (2002: outflow of $0.03 per share).

Six Months Ended June 30, 2003 (Year to Date)

The net loss for the six months ended June 30, 2003 was $0.1 million (2002: $2.4 million) or $0.00 per share (2002: $0.05). The cash inflow from operating was $1.5 million (2002: outflow of $3.4 million) or $0.03 per share (2002: outflow of $0.08).

Operational Summary

Combined Bwana Mkubwa SX/EW Facility ("Bwana") and Lonshi Copper Mine ("Lonshi")

Processing

During the second quarter, 2003 Bwana produced 6,734 tonnes of copper (2002: 2,258 tonnes). The 198% increase in copper production over the 2002 production levels came as a result of the increased capacity from the expanded SX/EW facility. Bwana was also able to realize a 54% increase in production over the first quarter and by the end of June had reached 95% of its design capacity of 2,500 tonnes per month.

For the six months ended Bwana has produced 11,093 tonnes of copper (2002: 4,338) which represents an 156% increase over the previous period.

During the second quarter, Bwana also produced 29,286 tonnes of sulphuric acid (2002: 27,586) which represents a 6% increase in production, of which 15,832 tonnes of sulphuric acid (2002: 15,006 tonnes) were sold externally. Sulphuric acid production for the second quarter was less than the first quarter (34,385 tonnes) as the result of a planned annual maintenance shut down of the acid plant in May/June.

Mining

During the second quarter 2003, 14,228 tonnes of ore and 712,386 tonnes of waste were mined from Lonshi. For the six months ended June 30, 2003, 14,228 tonnes of ore and 942,885 tonnes of waste was mined in total. The large proportion of waste mined occurs each year as waste is only removed in the wet and early dry seasons (December – July). Ore is mined during the remainder of the year and stored in large stockpiles for future processing.

Kansanshi Copper Project ("Kansanshi")

In December 2002, the Company completed a Definitive Feasibility Study ("DFS") for Phase One development of Kansanshi. The study was carried out by GRD Minproc Limited of Perth, Western Australia. The following comments are based on the results contained in the DFS.

The Kansanshi project is planned to be developed in two phases of which only Phase One is considered in detail in the DFS. Phase One development (years 1-16) is forecast to focus on open pit mining and processing of shallow oxide and mixed ores, although significant quantities of primary sulphide ore will also be treated. Measured and indicated mineral resources at a 0.5% copper cut-off are 302 million tonnes at 1.17% copper and 0.17 grams per tonne gold, while Phase One proven and probable mining reserves are 142 million tonnes grading 1.43% copper and 0.22 grams per tonne gold.

DFS Highlights – Phase I	
Estimated Capital Costs	$163.4 million
Payback Period	4.2 years
Internal Rate of Return	32.6%
Copper Price	$0.72

For the first three years of forecasted operation, 4.0 million tonnes per year of oxide and mixed ore and 2.1 million tonnes per year of sulphide ore will be mined. Ore treatment is flexible to allow for variations in ore type, and includes conventional crushing, milling, flotation, acid leaching and SX-EW to produce approximately 60,000 tonnes of copper cathode and up to 75,000 tonnes of copper in concentrates per year. As part of the Phase One development, the comminution and flotation circuit will be expanded to handle an additional 3.9 million tonnes per year of sulphide ore in year three. As a consequence, concentrate production will increase, while cathode production is maintained at approximately 60,000 tonnes per year until year eleven, before declining as weathered ore types become depleted. Concentrates will be transported to a smelter for further treatment, while the copper cathode will be sold directly to metal dealers. By-product gold is recovered both from a gravity circuit and from copper concentrates.

In December 2002, pre-production capital costs have been estimated at $163.4 million, consisting of $122.5 million in process plant and infrastructure, $23.6 million in mining equipment, $6.5 million in mine services, $5.7 million in pre-production mining and $5.1 million in owner's costs.

All permits, approvals and the development framework have been received for the development of Kansanshi. The financing structure has been completed and approved, with documentation expected to be completed in early September.

Financial Review

Revenues, Production and Prices

For the second quarter 2003, revenues were $12.7 million (2002: $5.1 million). The increase in revenues is directly attributable to the increase in copper production as a result of the plant expansion at Bwana. Copper revenues in the second quarter were $10.4 million (2002: $3.3 million) up 218% and sulphuric acid revenues were $2.3 million (2002: $2.4 million).

The average adjusted realization copper price at Bwana in the second quarter 2003 was $0.71 per pound (2002: $0.66 per pound) as the Company enjoyed the benefit of a rising copper price.

For the six months ended June 30, 2003, revenues were $22.9 million (2002:$33.2 million) down 45% from 2002. The reduction in revenues is due to the change in accounting treatment of Carlisa. After adjusting for the Carlisa dilution, FQM sourced revenues increased 92%. The average realized copper price for the six months was $0.71 per pound (2002: $0.65).

Operating Cost

At Bwana cost of sales for the second quarter 2003 were $8.8 million (2002: $3.9 million). Cash costs (C1) were $0.44 (2002: $0.25) and total costs (C3) were $0.69 (2002: $0.58) per pound of copper. The higher cash costs are mainly associated with mining, transporting and comminution of Lonshi ore compared to the treatment of tailings in 2002. Cash costs and total costs were also higher during the second quarter due to the lower acid credit as a result of the annual shut down of the acid plant. The annual shutdown meant that surplus acid production was reduced by approximately 5,000 tonnes which represents an acid credit of approximately $0.03 per pound. C3 costs were up principally due to the unrealized foreign exchange loss which equated to approximately $0.06 per pound. C1 costs are cash costs including mining, processing, site administration and refining, net of by product credits, and C3 costs are total costs being C1 costs plus depreciation and amortization charges, royalties, related head office, interest costs and financing charges.

For the six months ended June 30, 2003, the cost of sales at Bwana were $16.8 million (2002: $7.7 million) which represents an increase of 118% as a result of the 156% increase in production. Cash costs (C1) for the six months were $0.44 (2002: $0.18) and total costs (C3) were $0.70 (2002: $0.47). The increase in costs is associated with the processing of the Lonshi ore and the unrealized foreign exchange loss.

Gross Profit

Gross profit for the second quarter 2003 was $3.9 million (2002: $1.6 million) reflecting the increased copper revenues from the expanded SX/EW facility. The gross profit for the six months ended June 30, 2003 was $6.1 million (2002: $1.4 million).

Other Costs and Expenses

Other costs and expenses including depletion and amortization, corporate general and administrative, exploration and write-offs, foreign exchange movements, and interest and financing fees during the second quarter 2003 were $3.9 million (2002: $2.0 million), which includes a $1.2 million unrealized foreign exchange loss. For the six months ended June 30, 2003 other costs and expenses were $6.2 million (2002: $5.4 million) reflecting an increase in production net of the impact of diluting Carlisa.

Earnings (loss) Before Income Taxes, Non-Controlling Interests and Equity Earnings

Loss before income taxes, non-controlling interest and equity earnings for the second quarter 2003 was $42,000 (2002: $0.4 million). For the six months, the loss before income taxes, non-controlling interest and equity earnings was $0.1 million (2002: $4.0 million).

Net Earnings (loss)

Net earnings for the second quarter 2003 were $0.1 million (2002: $2.1 million) or $0.00 per share (2002: $0.05). Excluding the unrealized foreign exchange loss in the second quarter net earnings would have been $0.9 million. The net loss for the six months was $0.1 million (2002: $2.4 million).

Financial Position and Liquidity

Cash Flow from Operating Activities

Cash flow from operating activities in the second quarter of 2003 was $1.9 million or $0.04 per share, compared to a cash outflow in the second quarter of 2002 of $1.3 million or $0.03 per share. The significant improvement in cash flow has been generated by the 198% increase in copper production. Cash flow from operating activities for the six months were $1.5 million (2002: outflow of $3.4 million) or $0.03 per share (2002: outflow of $0.08). The improvement in the six month cash flow stemmed from the dilution in Carlisa and increased production at Bwana.

Cash Flow from Financing Activities

Cash flow from financing activities in the second quarter 2003 was $7.3 million (2002: outflow $0.4 million) which included $10.7 million from proceeds of long term debt offset by $3.8 million that was repaid on long term debt. The proceeds from long term debt come from draw downs on the Banque Belgolaise and EIB Facility for the purchase of Lonshi's mining fleet and repayment of the Kwacha facility at Bwana respectively. Cash flow from financing activities for the six months was $7.1 million (2002: outflow of $1.8 million) which included net proceeds from long term debt of $6.5 million.

Cash Flow from Investing Activities

Cash flow from investing activities required $7.9 million in the second quarter, 2003 (2002: $5.8 million). These investing activities were primarily for the purchase of the mining fleet at Lonshi. For the six months ended June 30, 2003 cash outflow from investing activities was $11.7 million (2002: $3.3 million).

Cash Resources and Liquidity

At June 30, 2003 the Company had a working capital of $1.1 million compared to a working capital of $5.4 million at December 31, 2002. As at June 30, 2003, the Company had cash of $5.1 million (December 31, 2002: $8.2 million). On July 3, 2003, the Company issued 5.5 million common shares at a price of Cdn$5.35 per common share, the proceeds of which will be used to assist in funding the development of Kansanshi.

Investments

Carlisa Investment Corp.

In 2002, the Company elected to dilute its interest in Carlisa, which owns 90% of Mopani. This interest was reduced from 49% to 18.8% reducing the Company's effective interest in Mopani to 16.9%. The Company is not required to make any further capital contributions to Carlisa.

Anvil Mining NL

First Quantum holds a 17.5% interest in Anvil Mining NL ("Anvil"), a public Company quoted on the Australian and Berlin Exchanges. The following information has been extracted from Anvil's report for the quarter ended June 30, 2003.

Dikulushi Mine and processing plant produced 9,633 tonnes of concentrate during the quarter at an average grade of 36.9% copper and 843 grams per tonne silver. The concentrate contained 3,555 tonnes of copper and 261,128 ounces silver. The operating contribution which excludes interest, financing fee and depreciation and amortization and exploration was a profit of Australian $1.7 million. After the above denoted items Anvil made an unaudited loss of Australian $0.2 million.

Outlook

It is forecast that Bwana Mkubwa's expanded monthly copper production will be no less than 2,500 tonnes for the balance of the year. Actual production in July was 2,656 tonnes.

A project finance package has been established for the development of Kansanshi and it is anticipated that project finance documentation will be completed in early September.

In early July the Company completed an equity financing led by the Royal Bank of Canada for Cdn$29.4 million through the issuance of 5.5 million common shares at Cdn$5.35 per share. The Company is proceeding with the development of the Kansanshi Project utilizing these equity funds.

The Company is also awaiting final approval from the Government of the Democratic Republic of Congo with respect to the application of new claims applied for under the new Mining Code in areas prospective for the discovery of copper deposits. The Company's existing properties including Lonshi conform to the new mining legislation.

First Quantum Minerals Ltd.
Consolidated Financial Statements
Third Quarter – September 30, 2003

(Unaudited)

(expressed in thousands of U.S. dollars, except where indicated)

First Quantum Minerals Ltd.

Consolidated Balance Sheets

As at September 30, 2003 and December 31, 2002

(unaudited)

(expressed in thousands of U.S. dollars, except where indicated)

	September 30, 2003	December 31, 2002
Assets		
Current assets		
Cash and cash equivalents	19,177	8,180
Accounts receivable and prepaid expenses	4,390	3,217
Inventory (note 4)	11,261	11,864
	34,828	23,261
Investments (note 5)	12,723	12,278
Deferred exploration and acquisition costs	1,576	994
Property, plant and equipment (note 6)	81,498	61,156
Other assets and deferred charges (note 7)	1,769	135
	132,394	97,824
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	12,083	11,828
Current portion of long-term debt (note 8)	13,117	6,020
	25,200	17,848
Long-term debt (note 8)	21,037	20,139
Future income tax liability (note 9)	4,438	3,373
Environmental and closure provisions	1,292	747
	51,967	42,107
Minority interests	2,190	2,190
	54,157	44,297
Shareholder's Equity		
Equity Accounts (note 10)	109,734	88,161
Deficit	(31,497)	(34,634)
	78,237	53,527
	132,394	97,824

Commitments (note 14)

Approved by the Board of Directors

"Martin R. Rowley" Director "G. Clive Newall" Director

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.

Consolidated Statements of Earnings and Deficit

For the three and nine months ended September 30, 2003 and Aug 31, 2002

(unaudited)

(expressed in thousands of U.S. dollars, except where indicated)

	Three months ended		Nine months ended	
	September 30, 2003 $	August 31, 2002 $	September 30, 2003 $	August 31, 2002 $
Revenues				
Owned Operations				
Copper	14,658	2,781	31,900	9,033
Acid	3,004	3,455	8,640	8,989
Other	167	48	217	204
Carlisa Related Revenues (note 3)	-	-	-	21,254
	17,829	6,284	40,757	39,480
Costs and expenses				
Cost of sales	11,455	4,543	28,305	36,341
Depletion and amortization	2,241	755	4,817	3,518
Exploration	205	137	389	333
Foreign exchange loss (gain)	(289)	35	935	(236)
General and administrative	609	814	1,813	2,107
Interest and financing fees on long-term debt	308	210	1,328	1,583
Loss (gain) on disposal of investments (note 5)	(138)	-	(138)	-
	14,391	6,494	37,449	43,646
Earnings (loss) before income taxes, minority interest and equity earnings	3,438	(210)	3,308	(4,166)
Tax expense (recovery) (note 9)	710	191	630	(1,144)
Minority interest	-	-	-	(240)
Equity loss (earnings)	(495)	(7)	(459)	(22)
Net earnings (loss) for the period	3,223	(394)	3,137	(2,760)
Deficit - Beginning of period	(34,720)	(33,209)	(34,634)	(30,843)
Deficit - End of period	(31,497)	(33,603)	(31,497)	(33,603)
Earnings (loss) per common share				
Basic and Diluted - $ per share	$0.06	$(0.01)	$0.06	($0.06)
Weighted average number of shares outstanding	54,706,646	43,502,385	48,872,358	43,298,588

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.

Consolidated Statements of Cash Flows

For the three and nine months ended September 30, 2003 and August 31, 2002

(unaudited)

(expressed in thousands of U.S. dollars, except where indicated)

	Three months ended		Nine months ended	
	September 30, 2003 $	August 31, 2002 $	September 30, 2003 $	August 31, 2002 $
Cash flows from operating activities				
Net earnings (loss) for the period	3,223	(394)	3,137	(2,760)
Items not affecting cash				
Depletion and amortization	2,241	755	4,817	3,518
Amortization of financing fees	11	37	83	111
Environmental and closure provisions	273	-	545	-
Equity loss (earnings)	(495)	(7)	(459)	(22)
Net recognition of deferred revenue	-	-	-	(794)
Accrued interest on ZCCM facility	-	-	-	406
Unrealized (realized) foreign exchange loss on debt	(114)	-	1,253	-
Non-controlling interest	-	-	-	(240)
Tax expense	706	116	623	(1,221)
Loss (gain) on disposal of investments	(138)	-	(138)	-
	5,507	507	9,861	(1,002)
Change in non-cash operating working capital				
Decrease (increase) in accounts receivable and prepaids	367	845	(1,173)	(3,529)
Decrease (increase) in inventory	1191	(2,596)	603	(4,145)
Decrease (increase) in other assets and deferred charges	8	-	(1,717)	-
Increase (decrease) in accounts payable and accrued liabilities	603	108	193	4,146
	7,876	(1,136)	7,767	(4,530)
Cash flows from financing activities				
Proceeds from long-term debt	1,618	12,352	22,209	19,606
Repayments of principal on long-term debt	(4,844)	(1,821)	(18,962)	(11,041)
Net Proceeds from issue of common shares and warrants	20,912	155	21,573	313
	17,686	10,686	24,820	8,878
Cash flows from investing activities				
Net payments to acquire capital assets and investments	(11,797)	(6,712)	(21,637)	(18,142)
Proceeds on disposal of investments	629	-	629	-
Net change in cash attribute to Carlisa dilution	-	-	-	8,481
Payments for deferred exploration and stripping costs	(361)	(24)	(582)	(333)
	(11,529)	(6,736)	(21,590)	(9,994)
(Decrease) Increase in cash and cash equivalents	14,033	2,814	10,997	(5,646)
Cash and cash equivalents - Beginning of period	5,144	1,376	8,180	9,836
Cash and cash equivalents - End of period	19,177	4,190	19,177	4,190

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the three and nine months ended September 30, 2003 and August 31, 2002

(unaudited)

(expressed in thousands of U.S. dollars, except where indicated)

1. Basis of Presentation

These interim consolidated financial statements do not contain all the information that is required of annual financial statements and they should be read in conjunction with the most recent annual financial statements of First Quantum Minerals ("FQM" or the "Company").

These interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company except where indicated in note 2 of these interim consolidated financial statements.

2. Deferred Stripping Costs

Effective January 1, 2003, as a result of developing a complete Lonshi mine plan, the Company has adopted the industry practice of deferred stripping. Previously, the company had capitalized these costs as part of inventory as it could not reasonably estimate the life-of mine strip ratio and accordingly these costs were expensed as the ore was processed. This method of accounting did not recognize the expected waste-to-ore ratios that would occur over the life of the mine.

Using the deferred stripping accounting method, mining costs associated with waste rock removal in excess of the life-of-mine average are deferred and charged to operations on the basis of the average stripping ratio for the life of the mine. When the cumulative stripping ratio is less than the life-of-mine average, a provision for the future stripping is made.

The amount charged to cost of sales is therefore subject to management's ability to estimate the stripping ratio over the life of the mine. Any changes in this estimate could have a material effect on the financial statements.

3. Dilution of Interest in Carlisa

From April 1, 2000, the Company had a 49% joint venture interest in Carlisa Investment Corp. (Carlisa), which owns 90% of Mopani Copper Mines PLC (Mopani). Commencing in December 2001, the Company elected to dilute its interest down to an eventual 18.8%. Effective from March 1, 2002, the company no longer proportionately consolidates its investment in Carlisa.

The Company has provided a complete reconciliation of its investment in Carlisa from inception in its December 31, 2002 annual financial statements and reference should be made to those financial statements.

As result of proportionately consolidating Carlisa, prior to dilution, the following balances were incorporated into the company's consolidated statement of earnings and deficit for the nine months ended August 31, 2002:

Income	20,731
Cost of sales and other expenses	25,525
Gross profit	(4,794)
Non-controlling interest	240
Proportionately consolidated losses	(4,554)

(expressed in thousands of U.S. dollars, except where indicated)

4. Inventory

	September 30, 2003 $	December 31, 2003 $
Ore in Stockpiles	7,857	9,061
Work-in-progress	993	295
Finished Product	146	64
Total Product Inventory	**8,996**	**9,420**
Consumable Stores	3,148	2,444
Total Inventory	**12,144**	**11,864**
Less non-current portion (1)	883	-
	11,261	**11,864**

(1) The non-current portion represents ore in stockpiles that the company does not currently anticipate processing in the next 12 months.

5. Investments

	September 30, 2003 $	December 31, 2002 $
Carlisa Investment Corp. (a)	9,522	9,522
Anvil Mining NL (b) - Shares	2,868	2,423
- Convertible note	333	333
	12,723	12,278

a) The Company has an 18.8% interest (note 3) in Carlisa that holds a 90% interest in Mopani.

b) The Company has a 17.7% (December 31, 2002: 18.6%) interest in Anvil Mining NL, a public company quoted on the Australian and Berlin Exchanges, which has an operating mine in the Democratic Republic of Congo (DRC).

During the quarter, the Company sold 6,000,000 Anvil shares for total proceeds of $629 and realized a gain on the disposal of $138. The Company also exercised options for 5,921,000 shares at a cost of $478, to maintain its holding in Anvil.

(expressed in thousands of U.S. dollars, except where indicated)

6. Property, Plant and Equipment

			September 30, 2003
	Cost $	Accumulated amortisation $	Net $
Land and Buildings	5,791	2,134	3,657
Mineral Property	36,597	15,934	20,663
Plant and Equipment	70,246	29,444	40,802
Work-in-progress	16,376	-	16,376
	129,010	**47,512**	**81,498**

			December 31, 2002
	Cost $	Accumulated amortisation $	Net $
Land and Buildings	5,466	1,846	3,620
Mineral Property	30,455	16,140	14,315
Plant and Equipment	63,142	24,922	38,220
Work-in-progress	5,001	–	5,001
	104,064	**42,908**	**61,156**

7. Other Assets and Deferred Charges

	September 30, 2003 $	December 31, 2002 $
Deferred Financing Fees	305	135
Deferred Stripping Costs (note 2)	581	-
Ore in Stockpiles (note 4)	883	-
	1,769	**135**

(expressed in thousands of U.S. dollars, except where indicated)

8. Long-term Debt

	September 30, 2003	December 31, 2002
	$	$
Standard Chartered Bank (a)	10,417	16,492
EIB Facility (b)	13,265	-
Banque Belgolaise facility (c)	6,000	-
ZCCM Deferred Payment (d)	3,333	-
Other	1,139	1,167
Standard Chartered Bank revolving facility (e)	-	4,000
KBC Loan (f)	-	4,500
Total long-term debt	**34,154**	**26,159**
Less: Current portion	13,117	6,020
	21,037	**20,139**

a) Standard Chartered Bank

On May 23, 2002, Bwana Mkubwa Mining Limited (Bwana), entered into a long-term debt facility with Standard Chartered Bank. This facility provided funding for the plant expansion at Bwana.

The facility comprises two elements: a term loan facility up to a maximum of $15,000 at LIBOR plus 2.5% and a Zambian Kwacha denominated facility of approximately $3,000. In May 2003, Bwana repaid the Zambian Kwacha denominated facility with proceeds from the EIB facility (note d).

These loans were repayable in monthly instalments of the combined equivalent of approximately $500, with the repayment of the Kwacha facility the monthly instalments have been reduced to $417. The company has pledged as security the assets and undertakings of Bwana. Reference should also be made to note 15b.

b) European Investment Bank (EIB) facility

In 2002, Bwana entered into a finance contract with EIB for 14,000,000 Euros for additional project finance on the expansion of Bwana. This facility bears interest at between 3% and 12.5% depending upon the price of copper and is repayable in six equal annual instalments commencing July 2003.

The Company has pledged as security the assets and undertakings of Bwana pari passu with the pre-existing security provided to Standard Chartered Bank. The company has entered into cross currency swaps to hedge the Euro/$US exchange rate between 1.085 and 1.15. In addition, the company has entered into interest rate swaps to hedge the interest rate on this facility LIBOR plus 2.25% for the remainder of the year.

c) Banque Belgolaise Facility

On May 2, 2003, the Company entered into a long-term debt facility with Banque Belgolaise to assist with financing the Lonshi mining fleet.

The facility bears interest at LIBOR plus 3% and is repayable in 10 quarterly instalments commencing in February 2004. As at September 30, 2003 the company has drawn down the full amount of the $6,000 facility.

d) ZCCM Deferred Payment

The Company agreed to conditionally proceed with development of Kansanshi, and consistent with the development agreement the Company agreed to pay $667 to Zambian Consolidated Copper Mines (ZCCM) on the first business day of April, July and October 2003 and January, April, and July 2004 subject to the price of copper.

During the second quarter, the LME Copper price was not above US $0.78, as stipulated in the development agreement, which allowed the company to defer the first payment that was due to ZCCM.

(expressed in thousands of U.S. dollars, except where indicated)

8. Long-term Debt (continued)

e) **Standard Chartered Bank Revolving Facility**

On October 24, 2002, the Company entered into a revolving facility with Standard Chartered Bank. The facility was used to satisfy additional costs at Bwana and for general corporate purposes. The Company had provided a guarantee of this amount in favour of Standard Chartered Bank.

The facility bore interest at LIBOR plus 2.5% and was repaid in March 2003.

f) **KBC loan**

In July 2001, KBC Bank N.V., Global Trade Finance Group (KBC) provided a $14,250 term debt facility to the company's wholly owned subsidiary Bwana. In January 2002, this facility was increased by $3,750 and was subsequently repaid in March 2003.

9. Future Income Taxes

	September 30, 2003 $	December 31, 2002 $
Opening Balances	3,373	5,064
Future Income tax expense (recovery)	1,065	(1,691)
Tax payments	-	-
Closing Balance	**4,438**	**3,373**

The company has non-capital loss carry-forwards that are available for offset against future earnings. To date, the loss carry-forwards have been utilized so that no cash payments have been made for income tax purposes.

US$ ZRA Tax Returns

As noted in the notes to the audited financial statements, the calculation of the future income tax liability in Zambia assumes that the Company can maintain its tax losses and taxation base of its assets in US dollars. During the third quarter of 2003, Bwana Mkubwa received a tax assessment from the ZRA requesting payment of taxes relating to 2001 year-end of approximately $2,000 based on tax returns prepared in Kwacha. The company believes that this assessment has no merit and has appealed both the calculation of the tax assessment and also ability of the ZRA to assess the tax return in Kwacha.

In addition, the company's position is supported by a recent court ruling and legal opinion. It is unlikely that this matter will be resolved before year-end. The company remains confident that they are entitled to maintain the tax records in US and therefore have prepared these financial statements on this basis.

10. Equity Accounts

	September 30, 2003 $	December 31, 2002 $
Common shares (a)	106,339	74,102
Special Warrants (b)	-	10,664
Warrants (note 12 (a))	1,627	1,627
Contributed surplus	1,768	1,768
	109,734	**88,161**
Number of shares issued and outstanding	54,960,628	43,506,634
Weighted Average Number of Shares	48,872,358	43,362,680

(a) During the period, the Company issued 5.5 million common shares at a price of Canadian $5.35 per common share, the proceeds of which are being used to assist funding the development of Kansanshi.

(b) During the second quarter 2003, special warrants that were issued in 2002 were qualified and converted into common shares of the company at no additional cost.

(expressed in thousands of U.S. dollars, except where indicated)

11. Segmented Information

The Company's reportable operating segments are strategic business units that produce different but related products or services. Each business unit is managed separately because each requires different technology and marketing strategies.

Due to the integrated nature of the operations at Bwana and Compagnie Miniera De Sakania (Comisa) the Company includes a segment which combines the operations of Bwana and Comisa. The Company's operating segments are set out below:

Bwana and Comisa Operations (BCO)

The Bwana Plant and the Comisa Mine are distinct legal entities and operations but from a management perspective are viewed as an integrated operation with the Bwana Plant processing the ore mined by Comisa. The Bwana Plant in Zambia produces grade A copper cathodes from ore produced at Comisa's Lonshi open pit mine in the DRC (In 2002, copper was also produced from ore in Bwana's tailings dumps) plus the Bwana Plant manufactures sulphuric acid for use in the copper process and for sale to third parties. All copper metal production is under long-term agreements.

Kansanshi Copper Project (KCP)

Kansanshi is located in the Northwest Province of Zambia, approximately 15 kilometres north of Solwezi. The project is in the construction phase which includes civil engineering and earthworks, with commissioning scheduled in late 2004 and commercial production commencing in 2005.

Carlisa (CAR)

From April 1, 2000 to February 28, 2002 the Company proportionately consolidated its investment in Carlisa. From March 1, 2002 the Company cost accounts for this investment (note 3) and therefore does not consolidate any of the results of the Carlisa controlled operations at Mopani.

Carlisa holds a 90% interest in Mopani Copper Mines which comprises the Mufulira Division and Nkana Division both in Zambia. The Mufulira Division mines, processes, smelts and refines grade A copper cathode directly and on a toll basis. The Nkana Division mines, processes copper and cobalt ores, directly and on a toll basis and directly refines the cobalt ores into finished cobalt products.

Corporate Development and Administration (CDA)

The corporate development and administration segment is responsible for the evaluation and acquisition of new mineral properties, for regulatory reporting, and for corporate administration. It also holds the Connemara Gold Mine in Zimbabwe which is currently on a care and maintenance basis. This segment also holds the equity investment in Anvil Mining NL.

(expressed in thousands of U.S. dollars, except where indicated)

For the three months ended **September 30, 2003**, segmented information is presented as follows:

	BCO	KCP	CAR	CDA	Total
	$	$	$	$	$
External Revenues	17,662	-	-	-	17,662
Interest and other income	12	-	-	155	167
Total Revenue	**17,674**	-	-	**155**	**17,829**
Cost of Sales	11,400	-	-	55	11,455
Segment gross profit	**6,274**	-	-	**100**	**6,374**
Other Expenses					
Depletion and amortization	2,203	-	-	38	2,241
Exploration	-	-	-	205	205
Foreign exchange loss (gain)	(118)	-	-	(171)	(289)
General and administrative	-	-	-	609	609
Interest and financing fees	296	-	-	12	308
Loss on Disposal	(138)	-	-	-	(138)
Total Other Expenses	**2,243**	-	-	**693**	**2,936**
Segment profit (loss) before the under noted items	**4,031**	-	-	**(593)**	**3,438**
Non-controlling interest	-	-	-	-	-
Equity loss (earnings)	-	-	-	(495)	(495)
Tax Expense	710	-	-		710
Segment profit (loss)	**3,321**	-	-	**(98)**	**3,223**
Capital asset additions	2,929	7,091	-	6	10,026
Total assets	81,200	27,405	9,522	93,967	212,094
Inter-company balances included in total assets	(5,320)	-	-	(74,380)	(79,700)
Total consolidated assets	75,880	27,405	9,522	19,587	132,394

Definitions:

BCO – Combined operations of Bwana and Comisa

KCP – Kansanshi Copper Project

CAR – Carlisa holds the interest in Mopani Copper Mines

CDA – Corporate Development and Administration which includes Connemara

(expressed in thousands of U.S. dollars, except where indicated)

For the three months ended **August 31, 2002**, segmented information is presented as follows:

	BCO $	KCP $	CAR $	CDA $	Total $
External Revenues	6,236	-	-	-	6,236
Interest and other income	4	-		44	48
Gain on Equity Dilution	-	-	-		-
Total Revenues	**6,240**	**-**	**-**	**44**	**6,284**
Cost of sales	4,543	-	-	-	4,543
Segment gross profit	**1,697**	**-**	**-**	**44**	**1,741**
Other Expenses					
Depletion and amortization	754	-	-	1	755
Exploration	-	-	-	137	137
Foreign exchange loss (gain)	24	-	-	11	35
General and administrative	-	-	-	814	814
Interest and financing fees	187	-	-	23	210
Total Other Expenses	**965**	**-**	**-**	**986**	**1,951**
Segment profit (loss) before the under noted items	**732**	**-**	**-**	**(942)**	**(210)**
Non-controlling interest	-	-	-	-	-
Equity Loss (Earnings)				(7)	(7)
Tax Expense (Recovery)	191	-	-	-	191
Segment profit (loss)	**541**	**-**	**-**	**(935)**	**(394)**
Capital asset additions	8,426	613	-	68	9,107
Total assets	52,097	13,815	-	70,331	136,243
Inter-company balances included in total assets	(181)	(2)	-	(53,282)	(53,465)
Total consolidated assets	51,916	13,813	-	17,049	82,778

Definitions:

BCO – Combined operations of Bwana and Comisa

KCP – Kansanshi Copper Project

CAR – Carlisa holds the interest in Mopani Copper Mines

CDA – Corporate Development and Administration which includes Connemara

(expressed in thousands of U.S. dollars, except where indicated)

For the nine months ended **September 30, 2003**, segmented information is presented as follows:

	BCO	KCP	CAR	CDA	Total
	$	$	$	$	$
External Revenues	40,540	-	-	-	40,540
Interest and other income	35	-	-	182	217
Total Revenue	**40,575**	-	-	**182**	**40,757**
Cost of Sales	28,160	-	-	145	28,305
Segment gross profit	**12,415**	-	-	**37**	**12,452**
Other Expenses					
Depletion and amortization	4,737	-	-	80	4,817
Exploration	-	-	-	389	389
Foreign exchange loss (gain)	1,373	-	-	(438)	935
General and administrative	-	-	-	1,813	1,813
Interest and financing fees	1,297	-	-	31	1,328
Loss on Disposal	(138)	-	-	-	(138)
Total Other Expenses	**7,269**	-	-	**1,875**	**9,144**
Segment profit (loss) before the under noted items	**5,146**	-	-	**(1,838)**	**3,308**
Non-controlling interest	-	-	-	-	-
Equity loss (earnings)	-	-	-	(459)	(459)
Tax Expense (recovery)	630	-	-	-	630
Segment profit (loss)	**4,516**	-	-	**(1,379)**	**3,137**
Capital asset additions	11,956	12,856	-	133	24,945
Total assets	81,200	27,405	9,522	93,967	212,094
Inter-company balances included in total assets	(5,320)	-	-	(74,380)	(79,700)
Total consolidated assets	75,880	27,405	9,522	19,587	132,394

Definitions:

BCO – Combined operations of Bwana and Comisa

KCP – Kansanshi Copper Project

CAR – Carlisa holds the interest in Mopani Copper Mines

CDA – Corporate Development and Administration which includes Connemara

(expressed in thousands of U.S. dollars, except where indicated)

For the nine months ended **August 31, 2002** segmented information is presented as follows:

	BCO $	KCP $	CAR $	CDA $	Total $
External Revenues	18,022	-	20,628	-	38,650
Interest and other income	55	-	626	149	830
Inter-segment sales (cost of sales)	148	-	(148)	-	-
Total Revenues	**18,225**	-	**21,106**	**149**	**39,480**
Cost of sales	12,232	-	24,109		36,341
Segment gross profit	**5,993**	-	**(3,003)**	**149**	**3,139**
Other Expenses					
Depletion and amortization	2,823	-	693	2	3,518
Exploration	-	-	-	333	333
Foreign exchange loss (gain)	(248)	-	-	12	(236)
General and administrative	-	-	-	2,107	2,107
Interest and financing fees	656	-	723	204	1,583
Total Other Expenses	**3,231**	-	**1,416**	**2,658**	**7,305**
Segment profit (loss) before the under noted items	**2,762**	-	**(4,419)**	**(2,509)**	**(4,166)**
Non-controlling interest	-	-	240	-	240
Equity Loss (Earnings)	-	-	-	(22)	(22)
Tax Expense (Recovery)	(1,144)	-	-	-	(1,144)
Segment profit (loss)	**3,906**	-	**(4,179)**	**(2,487)**	**(2,760)**
Capital asset additions	17,111	1,599	1,684	97	20,491
Total assets	52,097	13,815	-	70,331	136,243
Inter-company balances included in total assets	(181)	(2)	-	(53,282)	(53,465)
Total consolidated assets	51,916	13,813	-	17,049	82,778

Definitions:
BCO – Combined operations of Bwana and Comisa
KCP – Kansanshi Copper Project
CAR – Carlisa holds the interest in Mopani Copper Mines
CDA – Corporate Development and Administration which includes Connemara

(expressed in thousands of U.S. dollars, except where indicated)

12. Hedging

The Company is exposed to fluctuations in metal prices and enters into contracts to hedge or manage a portion of its exposure to the price of copper (Reference should also be made to note 8). The Company has agreed to sell all copper production for a price based on the London Metal Exchange quoted price. In addition, the Company has the following forward sales contracts in place as at September 30, 2003:

Copper Forward Sales Contracts

The company has hedged approximately 30% (1000 tonnes) of its budgeted monthly production to July 2004 at an average of $0.88 per pound and approximately 20% (600 tonnes) of its budgeted monthly production from August to December, 2004 at an average of $0.90 per pound.

13. Kansanshi Deferred Consideration

Under the terms of the purchase agreement, the Company has agreed to make a final payment to Cyprus Amax in connection with the Kansanshi acquisition. This amount will be calculated as $25,000 less an amount equal to the market value at the day of commencement of commercial production of the 1.4 million common shares that the Company previously issued to Cyprus Amax.

Due to the inherent difficulty in estimating the Company's share price of the start of commercial production at Kansanshi and the subjectiveness of any such estimation the Company has not booked the deferred consideration payment due upon commercial production. Any such payment would be capitalized to the cost of the project and amortized over the life of the Kansanshi project.

14. Commitments

In conjunction with the development of Kansanshi, the Company has committed to approximately $46,000 in capital expenditure as at September 30, 2003. These commitments will be met from the proceeds of the equity placement that was made in July 2003, and also financed through debt that is currently being negotiated with a syndicate of banks.

15. Subsequent Events Note

a) Warrants Exercised

Subsequent to the end of the quarter, CIBC exercised 1,000,000 warrants at Cdn $2.25 that had been issued in 1999.

b) Standard Chartered Bank - $30,000 Facility

Subsequent to the end of the quarter, the company has entered into an agreement to re-finance the existing SCB Facility. The facility provided for a $30,000 facility, at an interest rate of LIBOR plus 2.5% that is repayable in 14 equal quarterly instalments commencing March 31, 2004. This facility remains undrawn at the date of preparation of these financial statements.

MANAGEMENT DISCUSSION AND ANALYSIS AND FINANCIAL REVIEW

Third Quarter and Nine Months ended September 30, 2003
(expressed in U.S. dollars)

Summary of Financial and Operational Results

The following discussion and analysis and financial review should be read in conjunction with management's discussion of critical accounting policies, risk factors and comments regarding forward looking statements contained in the 2002 Annual Report. The following discussion and analysis of the Company's results of operations should also be read in conjunction with the unaudited consolidated financial statements and related notes.

The comparison between the two quarters and the nine months is complicated by the change in fiscal year end that occurred in 2002. This change does not have a significant impact on the results of the Company but does mean that we are comparing three and nine months results for September 2003 against the corresponding periods ended August 2002.

Operational Summary Three Months Ended (Third Quarter)	Q3	Q3
Earnings and Cash Flow ($ millions)	**Sep 03**	**Aug 02**
Revenue	17.8	6.3
Gross Profit	6.4	1.7
Net Earning	3.2	(0.4)
Cash-Flow (Outflow) from Operations	7.9	(1.1)
Earnings Per Share	$0.06	($0.01)
Cash Flow Per Share	$0.14	($0.03)
Operational Results (tonnes)		
Copper Production	8,862	1,945
Sulphuric Acid Production	36,245	34,105
Sulphuric Acid Sold	20,275	24,021

Operational Summary Nine Months Ended (Year to Date)	YTD	YTD
Earnings and Cash Flow ($ millions)	**Sep 03**	**May 02**
Revenue	$ 40.8	$ 39.5
Gross Profit	12.5	3.1
Net Earning (Loss)	3.1	(2.8)
Cash-Flow (Outflow) from Operations	7.8	(4.5)
Earnings (Loss) Per Share	$0.06	($0.06)
Cash-Flow Per Share	$0.16	($0.10)
Operational Results (tonnes)		
Copper Production	19,955	6,283
Sulphuric Acid Production	99,916	96,980
Sulphuric Acid Sold	59,539	60,529

Balance Sheet ($ millions)	**Sep 03**	**Dec 02**
Cash	$ 19.2	$ 8.2
Working Capital	9.6	5.4
Total Assets	132.4	97.8
Long Term Debt (incl. current)	34.2	26.2
Shareholder's Equity	78.2	53.5

Comparison between the year to date figures is further complicated by the results of Carlisa only being included in the first quarter 2002 as a result of consolidating the Company's investment in Carlisa during that quarter. To fully understand the impact of Carlisa, reference should be made to the 2002 audited annual financial statements.

Consolidated Results

Three Months Ended September 30, 2003 (Third Quarter)

Net earnings for the third quarter ended September 30, 2003 were $3.2 million (2002: net loss of $0.4 million) or $0.06 per share (2002: ($0.01) per share). The cash inflow from operating activities was $7.9 million (2002: cash outflow of $1.1 million) or $0.14 per share (2002: outflow of $0.03 per share).

Nine Months Ended September 30, 2003 (Year to Date)

Net earnings for the nine months ended September 30, 2003 was $3.1 million (2002: net loss of $2.8 million) or $0.06 per share (2002: ($0.06)). The operating cash inflow was $7.8 million (2002: outflow of $4.5 million) or $0.16 per share (2002: outflow of $0.10).

Operational Summary

Combined Bwana Mkubwa SX/EW Facility ("Bwana") and Lonshi Copper Mine ("Lonshi")

Processing

During the third quarter, 2003 Bwana produced 8,862 tonnes of copper (2002: 1,945 tonnes). The 356% increase in copper production over the 2002 production levels came as a result of the increased capacity from the expanded SX/EW facility. Bwana was also able to realize a 32% increase in production over the second quarter and production for the quarter reached 118% of targeted production level for 2003 of 7,500 tonnes per quarter. In addition, the production for the third quarter has exceeded the design capacity of the plant of 8,750 tonnes and for the month of September had exceeded design capacity by 15%.

For the nine months ended September 30, 2003 Bwana produced 19,955 tonnes of copper (2002: 6,283) which represents an 218% increase over the previous period.

During the third quarter, Bwana also produced 36,245 tonnes of sulphuric acid (2002: 34,105) which represents a 6% increase in production, of which 20,275 tonnes of sulphuric acid (2002: 24,021 tonnes) were sold externally. Bwana is now consuming more sulphuric acid due to an increased copper production which has reduced the amount of acid available for sale.

Mining

During the third quarter 2003, approximately 260,000 tonnes of ore and approximately 1,715,000 tonnes of waste were mined from Lonshi. For the nine months ended September 30, 2003, approximately 285,000 tonnes of ore and approximately 3,600,000 tonnes of waste were mined in total. The strip ratio (ratio of waste to ore) for the quarter was reduced to approximately 6.6:1 as the company targeted areas that had been pre-stripped in previous quarters to gain access to the high grade ore body. The cost per tonne to mine ore and waste is also trending downwards as the company realizes the benefits of moving to an owner operated mining fleet.

Kansanshi Copper Project ("Kansanshi")

All permits, approvals and the development framework have been received for the development of Kansanshi. The financing structure has been completed and approved, with documentation being processed slower than anticipated but expected to be completed before year end. It is anticipated that commissioning will begin in late 2004 with commercial production commencing in early 2005.

The construction and procurement process have begun in earnest with both the commitments to the direct capital cost of the process plant and engineering and design aspects being over 40% complete. During the quarter, construction and engineering contractors and consultants, including the Company's dedicated team of engineers moved on site to start construction. The majority of the clearing of the plant site has been completed and the site earthworks are progressing with concrete pours having commenced. Overall the project is approximately 8% complete.

The Kansanshi Project is situated approximately 15 kilometres to the northeast of the city of Solwezi in northwest Zambia. It is proposed that the Kansanshi project will be developed in two phases of which only Phase One is considered in detail in the Definitive Feasibility Study, which was conducted by GRD Minproc, in December 2002.

Phase One proven and probable mining reserves are 142 million tonnes grading 1.43% copper and 0.22 grams per tonne gold. During the sixteen year Phase One mine life, it is expected that Kansanshi will produce 1.6 million tonnes of copper, approximately 44% as copper cathode and 56% as copper in concentrate. Total measured and indicated mineral resources at a 0.5% copper cut-off total 302 million tonnes at 1.17% copper and 0.17 grams per tonne gold.

Peak production will be approximately 130,000 tonnes of copper and 35,000 ounces of gold per annum. It is expected that owner mining cash costs will average $0.38 per pound of copper over the sixteen year life of Phase One.

Financial Review

Revenues, Production and Prices

For the third quarter 2003, revenues were $17.8 million (2002: $6.3 million). The increase in revenues is directly attributable to the increase in copper production as a result of the plant expansion at Bwana. Copper revenues in the third quarter were $14.7 million (2002: $2.8 million) and sulphuric acid revenues were $3.0 million (2002: $3.5 million). The reduction in sulphuric acid revenues can be attributed to increased copper production and the coincidental rise in acid consumption which has resulted in less acid being available for sale to external parties.

The average adjusted realization copper price at Bwana in the third quarter 2003 was $0.77 per pound (2002: $0.69 per pound) as the Company enjoyed the benefit of a rising copper price, due to declining world copper inventories and an increase in demand from China.

For the nine months ended September 30, 2003, revenues were $40.8 million (2002:$39.5 million). The average realized copper price for the nine months was $0.71 per pound (2002: $0.65).

Operating Cost

Cost of sales, for the third quarter 2003 were $11.5 million (2002: $4.5 million) at the combined Bwana/ Lonshi facility. Cash costs (C1) were $0.42 (2002: $0.20) and total costs (C3) were $0.47 (2002: $0.47) per pound of copper. The higher cash costs are mainly associated with mining, transporting and comminution of Lonshi ore compared to the treatment of tailings in 2002. The higher cash (C1) and total (C3) costs were also due to lower acid credits as a result of increased internal acid consumption caused by the increase in copper production.

For the nine months ended September 30, 2003, the cost of sales at the Bwana/ Lonshi facility were $28.2 million (2002: $12.2 million) which represents an increase of 130% as a result of the 218% increase in production. Cash costs (C1) for the nine months were $0.43 (2002: $0.19) and total costs (C3) were $0.60 (2002: $0.37). The increase in costs is associated with the processing of the Lonshi ore and the unrealized foreign exchange loss.

In 2003, from a quarter on quarter perspective, the increased production and reduced mining and processing costs are having a positive impact on the cash and total costs of the combined operation with cash (C1) and total (C3)costs, falling quarter on quarter. The cash (C1) and total costs (C3) in the second quarter, 2003 were $0.44 and $0.69 respectively. The smaller reduction in the C1 costs can be partially attributed to a lower acid credit due to the increased copper production while the improvement in the C3 costs can be partially attributed to the unrealized foreign exchange loss that occurred in quarter two.

As expected with the improvement in the quarterly cash (C1) and total (C3) costs, the year to date costs are also improving from the second quarter, the year to date costs at the end of the second quarter were $0.44 and $0.70 respectively.

C1 costs are cash costs including mining, processing, site administration and refining, net of by product credits, and C3 costs are total costs being C1 costs plus depreciation and amortization charges, royalties, related head office, interest costs and financing charges.

Gross Profit

Gross profit for the third quarter 2003 was $6.4 million (2002: $1.7 million) reflecting the increased copper revenues from the expanded SX/EW facility. The gross profit for the nine months ended September 30, 2003 was $12.5 million (2002: $3.1 million).

Other Costs and Expenses

Other costs and expenses including depletion and amortization, corporate general and administration, exploration and write-offs, foreign exchange movements, and interest and financing fees during the third quarter 2003 were $2.9 million (2002: $2.0 million). For the nine months ended September 30, 2003 other costs and expenses were $9.1 million (2002: $7.3 million) reflecting an increase in activity net of the impact of diluting the company's interest in Carlisa.

Earnings (loss) Before Income Taxes, Non-Controlling Interests and Equity Earnings

Earnings before income taxes, non-controlling interest and equity earnings for the third quarter 2003 were $3.4 million (2002: loss of $0.2 million). For the nine months, the earnings before income taxes, non-controlling interest and equity earnings were $3.3 million (2002: loss of $4.2 million).

Net Earnings (loss)

Net earnings for the third quarter 2003 were $3.2 million (2002: loss of $0.4 million) or $0.06 per share (2002: loss of $0.01). Equity earnings from Anvil contributed approximately $0.5 million for the quarter, as Anvil's operating results continued to improve and it also realized a profit on disposal of shares in Golden Star Resources.

Net earnings for the nine months were $3.1 million (2002: loss of $2.8 million).

Financial Position and Liquidity

Cash Flow from Operating Activities

Cash flow from operating activities in the third quarter of 2003 was $7.9 million or $0.14 per share, compared to a cash outflow in the third quarter of 2002 of $1.1 million or $0.03 per share. The significant improvement in cash flow was generated by the 218% increase in copper production. Cash flow from operating activities for the nine months was $7.8 million (2002: outflow of $4.5 million) or $0.16 per share (2002: outflow of $0.10). The improvement in the nine month cash flow stemmed principally from the increased production at Bwana.

Cash Flow from Financing Activities

Cash flow from financing activities in the third quarter 2003 was $17.7 million (2002: $10.7 million) which included $1.6 million from proceeds of long term debt offset by $4.8 million that was repaid on long term debt. Proceeds from the issuance of common shares were $20.9 million. Cash flow from financing activities for the nine months was $24.8 million (2002: $8.9 million) which included net proceeds from long term debt of $22.2 million.

Cash Flow from Investing Activities

Cash flow from investing activities required $11.5 million in the third quarter, 2003 (2002: $6.7 million). These investing activities were primarily for the Kansanshi and Bwana projects. For the nine months ended September 30, 2003 cash outflow from investing activities was $21.6 million (2002: $10.0 million).

Cash Resources and Liquidity

At September 30, 2003 the Company had working capital of $9.6 million compared to working capital of $5.4 million at December 31, 2002. As at September 30, 2003, the Company had cash balances of $19.2 million (December 31, 2002: $8.2 million). On July 3, 2003, the Company issued 5.5 million common shares at a price of Cdn$5.35 per common share, the proceeds of which will be used to assist in funding the development of Kansanshi.

Investments

Anvil Mining NL

First Quantum holds a 17.7% interest in Anvil Mining NL ("Anvil"), a public Company quoted on the Australian and Berlin Exchanges. The following information has been extracted from Anvil's report for the quarter ended September 30, 2003.

Dikulushi Mine and processing plant produced 3,960 tonnes of copper and 322,922 ounces silver. The operating contribution which excludes interest, financing fee and depreciation and amortization and exploration was a profit of Australian $4.2 million. Included within this profit figure, was a gain on disposal of Australian $2.0 million from the disposal of shares in Golden Star Resources.

Outlook

Bwana Mkubwa's year end copper production is expected to meet its target of 28,700 tonnes of cathode; however C1 forecast of $0.35 per pound has been re-stated and is now forecast to be $0.42 in 2003.

A project finance package has been established for the development of Kansanshi and it is anticipated that project finance documentation will be signed before year end. The Company is rapidly moving forward with the project construction with plant site preparation completed, engineers and consultants on site and civil engineering work is well underway. The forthcoming rainy season is not anticipated to impede any aspect of project construction.

The Company has hedged approximately 30% (1000 tonnes) of its budgeted monthly production to July 2004 at an average of $0.88 per pound and approximately 20% (600 tonnes) of its budgeted monthly production from August to December, 2004 at an average of $0.90 per pound.

At Lonshi exploration drilling to the north and south of the mine has encountered significant extensions to the ore body and a new resource is anticipated for February 2004. A major drill program is budgeted for 2004.

At the newly discovered Lufua prospect in the DRC, drilling will continue until the rainy season. It is expected sufficient drilling will have occurred to complete a resource study to be completed by February 2004. The company will also continue with its exploration program in Chile through its option agreement with MN Ingenieros and on its own exploration activities in the next six months.

First Quantum Minerals Ltd.
Consolidated Financial Statements
First Quarter – March 31, 2004

(Unaudited)

(expressed in thousands of U.S. dollars, except where indicated)

First Quantum Minerals Ltd.

Consolidated Balance Sheets

As at March 31, 2004 and December 31, 2003

(unaudited)

(expressed in thousands of U.S. dollars, except where indicated)

	2004 $	2003 $ (restated)
Assets		
Current assets		
Cash and cash equivalents	52,978	25,592
Accounts receivable and prepaid expenses	15,094	4,441
Inventory (note 3)	17,221	17,576
	85,293	47,609
Investments (note 4)	13,065	12,632
Exploration properties	2,720	2,242
Property, plant and equipment (note 5)	135,530	96,603
Other assets and deferred charges (note 6)	5,218	3,049
	241,826	162,135
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	22,738	17,738
Current portion of long-term debt (note 7)	22,325	16,326
	45,063	34,064
Long-term debt (note 7)	48,616	32,374
Deferred stripping liability	2,033	2,718
Future income tax liability (note 8)	7,203	4,589
Environmental and closure provisions (note 2)	4,924	4,578
	107,839	78,323
Minority interests	2,190	2,190
	110,029	80,513
Shareholders' Equity		
Equity accounts (note 9)	157,076	113,102
Deficit	(25,279)	(31,480)
	131,797	81,622
	241,826	162,135

Commitments and contingencies (note 12)

Approved by the Board of Directors

_______________ Director   _______________ Director

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.

Consolidated Statements of Earnings and Deficit

For the three months ended March 31, 2004 and 2003

(unaudited)

(expressed in thousands of U.S. dollars, except where indicated)

	Three months ended	
	March 31, 2004 $	**March 31, 2003 $ (restated)**
Revenues		
Owned Operations		
Copper	22,082	6,851
Acid	3,170	3,328
Other	256	86
	25,508	10,265
Costs and expenses		
Cost of sales	12,091	8,114
Depletion and amortization	2,332	998
Exploration	377	108
Foreign exchange loss (gain)	(209)	70
Non-hedge derivative loss (gain)	338	-
General and administrative	1,145	530
Interest and financing fees on long-term debt	587	586
	16,661	10,406
Earnings (loss) before income taxes, non-controlling interest and equity losses	8,847	(141)
Tax expense (note 8)	2,614	39
Non-controlling interest	-	–
Equity loss (earnings)	(434)	11
Net earnings (loss) for the period	6,667	(191)
Deficit - Beginning of period (note 2)	(31,479)	(36,062)
Prior period restatement (stock-based compensation) (note 2)	(467)	-
Deficit - End of period	(25,279)	(36,253)
Earnings (loss) per common share		
Basic and Diluted - $ per share	$0.11	$(0.00)
Weighted average number of shares outstanding	58,567,985	43,560,841

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.

Consolidated Statements of Cash Flows

For the three months ended March 31, 2004 and December 31, 2003

(unaudited)

(expressed in thousands of U.S. dollars, except where indicated)

	Three months ended 2004 $	2003 $ (restated)
Cash flows from operating activities		
Net earnings (loss) for the period	6,667	(191)
Items not affecting cash		
Depletion and amortization	2,332	998
Amortization of financing fees	44	82
Environmental and closure provisions	346	204
Equity loss (earnings)	(434)	11
Unrealized foreign exchange losses	390	210
Stock-based compensation expense	186	–
Non-controlling interest		–
Future income tax expense	2,614	129
Gain on equity dilution		–
	12,145	1,443
Change in non-cash operating working capital		
Decrease (increase) in accounts receivable and prepaid expenses	(2,771)	(417)
Decrease (increase) in inventory	355	(358)
Decrease (increase) in other assets	(1,330)	-
Increase (decrease) in accounts payable and accrued liabilities	(3,061)	(1,020)
	5,338	(352)
Cash flows from financing activities		
Proceeds from long-term debt	17,876	9,865
Repayments of principal on long-term debt	(2,502)	(10,272)
Proceeds from issue of common shares and warrants	43,325	222
	58,699	(185)
Cash flows from investing activities		
Net payments to acquire capital assets and investments	(34,993)	(3,134)
Payments for deferred exploration and stripping costs	(1,164)	(660)
	(36,157)	(3,794)
Effect of exchange rate changes on cash	(494)	-
Increase (Decrease) in cash and cash equivalents	27,386	(4,331)
Cash and cash equivalents - Beginning of period	25,592	8,180
Cash and cash equivalents - End of period	52,978	3,849

(expressed in thousands of U.S. dollars, except where indicated)

1. Basis of presentation

These interim consolidated financial statements do not contain all the information that is required of annual financial statements and they should be read in conjunction with the most recent annual financial statements of First Quantum Minerals ("FQM" or the "Company").

These interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company except where indicated in note 2 of these interim consolidated financial statements.

2. Changes in accounting policy

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) set out in Section 3110 "Asset Retirement Obligations". Under the new standard the Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and amortized over the expected useful life of the asset.

Upon adoption of these new recommendations the Company, increased its capital assets and environmental provisions by $1,468 and $2,898 respectively. It also decreased its future income tax liability, retained earnings and inventory balances by $408, $1,280 and $258 respectively. As required by the new recommendation this change has been made retroactively with restatement of prior periods.

The restatement of previous periods has meant that certain comparative figures for the year ended 31 December 2002 presented in these financials have been restated from what was previously published. Specifically retained earnings and future income tax liability decreased by $1,428 and $528 respectively.

Stock-Based Compensation

Effective January 1, 2004, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA), set out in Section 3870 "Stock-based Compensation and other stock-based payments". Under the new standard on stock-based compensation the Company is required to expense the fair value of the options granted to the Income Statement at the date of issue. The previous policy only required disclosure of the fair value in the notes to the financial statements.

The fair value of the options is determined using an option pricing model that takes into account, as of the grant date, the exercise price, the expected life of the option, the current price of the underlying stock and its expected volatility, expected dividends on the stock, and the risk-free interest rate over the expected life of the option. The resulting fair value of the options is amortized over their vesting periods. Cash consideration received from employees when they exercise the options is credited to share capital.

Upon adoption of this standard the Company elected to retroactively adjust retained earnings without restatement. On Jan 1, 2004 the company decreased retained earnings by $467 and increased contributed surplus and common shares by $391 and $76 respectively.

(expressed in thousands of U.S. dollars, except where indicated)

2. Changes in accounting policy (continued)

Hedging Relationships

On Jan 1, 2004, the Company adopted CICA Accounting Guideline 13, "Hedging Relationships" ("AcG 13"), as a result of this the Company reviewed its existing hedge accounting treatment of certain derivative financial instruments in accordance with AcG 13, which establishes new criteria for hedge accounting.

Under the new guideline, the Company is required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. Derivative financial instruments that do not qualify for hedge accounting under AcG 13 are required to be marked-to-market with changes in the fair value of the derivative instruments recognized as unrealized gains or losses in the statement of operations.

During its review, the Company identified the certain cross-currency swaps and interest rate swaps, which had previously been designated as hedges of fluctuation in currency rate movements. Although some of its other derivative financial instruments would qualify for hedge accounting, most would not qualify under the stringent guidelines of AcG 13, even though, in management's opinion, some of these contracts continue to be effective in mitigating the Company's exposure to interest rate and foreign currency fluctuations.

Having reviewed the current guidelines relating to hedge accounting, management is of the opinion that in order to provide more transparency and consistency in the manner in which hedging transactions are reported, the Company will instead mark-to market all of its derivative financial instruments.

Upon adoption of this guideline the Company deferred previously unrecognized exchange rate losses of $1,252 and non-hedge derivative losses of $127 and increased the Bwana EIB loan by $1,379 to adjust the carrying value of this loan to the spot rate effective as at December 31, 2003.

3. Inventory

	March 31, 2004 $	December 31, 2003 $
Ore in stockpiles	8,689	10,476
Work-in-progress	829	767
Finished product	203	202
Total product inventory	9,721	11,445
Consumable stores	8,614	7,245
Total inventory	18,335	18,690
Less: Non-current portion	(1,114)	(1,114)
	17,221	17,576

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the three months ended March 31, 2004 and 2003

(unaudited)

(expressed in thousands of U.S. dollars, except where indicated)

4. Investments

	March 31, 2004 $	December 31, 2003 $
Carlisa Investment Corp. (a)	9,522	9,522
Anvil Mining NL (b) - Shares	3,543	2,943
- Convertible note	-	167
	13,065	12,632

a) The Company has an 18.8% interest in Carlisa that holds a 90% interest in Mopani.

b) The Company has an 18.1% (December 31, 2003: 17.0%) interest in Anvil Mining NL, a public company quoted on the Australian and Berlin Exchanges, which has an operating mine in the Democratic Republic of Congo (DRC). On January 19, 2004 the Company converted the remaining portion of its convertible note into common shares of Anvil.

5. Property, plant and equipment

			March 31, 2004
	Cost $	Accumulated amortisation $	Net $
Land and Buildings	5,861	2,322	3,539
Mineral Property	35,847	16,214	19,633
Plant and Equipment	82,986	36,007	46,979
Work-in-progress	65,379	-	65,379
	190,073	54,543	135,530

			December 31, 2003
	Cost $	Accumulated amortisation $	Net $
Land and Buildings	5,783	2,205	3,578
Mineral Property	35,441	16,896	18,545
Plant and Equipment	78,584	32,920	45,664
Work-in-progress	28,816	-	28,816
	148,624	52,021	96,603

6. Other assets and deferred charges

	March 31, 2004 $	December 31, 2003 $
Deferred finance fees - net of amortization	3,221	1,935
Non-current ore stockpiles (note 3)	1,114	1,114
Other	883	
	5,218	3,049

(expressed in thousands of U.S. dollars, except where indicated)

7. Long-term debt

	March 31, 2004	December 31, 2003
	$	$
Drawn debt facilities		
Bwana and Comisa		
SCB facility (a)	23,283	25,074
Bwana EIB facility (b)	14,202	13,265
Banque Belgolaise facility (c)	5,400	6,000
	42,885	**44,339**
Kansanshi		
Kansanshi EIB facility (d)	17,807	-
Standard Bank facility (e)	6,000	-
ZCCM deferred payment (f)	3,333	3,333
	27,140	**3,333**
Other	**916**	**1,028**
Total long-term debt	**70,941**	**48,700**
Less: Current portion	(22,325)	(16,326)
	48,616	32,374
Undrawn debt facilities[1]		
Kansanshi		
Standard Bank Group and WestLB (g)	120,000	120,000
Glencore International AG (i)	25,000	-
Kansanshi EIB facility (d)	-	42,677
Standard Bank facility (e)	-	6,000
	145,000	**168,677**

[1] *Certain undrawn facilities have minor conditions precedent outstanding*

a. Standard Chartered Bank (SCB)

On November 19, 2003, Bwana entered into a new long-term debt facility with SCB to re-finance the above facility, and provide additional funding for capital expenditure projects and general working capital purposes. The new SCB facility of $30,000 is repayable in 14 equal quarterly instalments commencing in March 2004 and bears interest at a rate of LIBOR plus 2.5%.

The company has pledged as security the assets and undertakings of Bwana and the Company's investment in Anvil.

b. Bwana European Investment Bank (EIB) facility

In 2002, Bwana entered into a finance contract with EIB for 14,000,000 Euros for additional project financing on the expansion of Bwana. This facility bears interest at between 3% and 12.5% depending upon the price of copper and is repayable in six equal annual instalments commencing July 2003.

The company has pledged as security the assets and undertakings of Bwana pari passu with the pre-existing security provided to SCB.

As this facility is in Euros, the company has entered into cross-currency principal and interest rate swaps with a counterparty to mitigate the foreign exchange and interest rate risk. At March 31, 2004, the principal and interest rate swaps had fair values of $160,000 (Dec 2003: $468,000) and $(372,000) (Dec 2003: ($342,000)), respectively.

(expressed in thousands of U.S. dollars, except where indicated)

7. Long-term debt (continued)

c. Banque Belgolaise facility

On May 2, 2003, the company entered into a long-term debt facility with Banque Belgolaise to assist with financing the Comisa mining fleet. The facility bears interest at LIBOR plus 3% and is repayable in 10 quarterly instalments commencing in February 2004.

The company has pledged as security the mining fleet of Comisa.

d. Kansanshi EIB facility

On December 11, 2003, Kansanshi entered into a subordinated facility agreement with EIB, for 34 million Euros ($41.4 million), to finance the design, construction, operation and maintenance of the Kansanshi project. This facility is available for drawdown prior to October 31, 2006 and repayable in nine equal annual payments commencing October 31, 2007. Interest will be 7.2% until April 30, 2005 and thereafter will be recalculated annually, within a range of 3.2% to 13.2%, based on the average LME cash copper price for the preceding calendar year.

On March 9, 2004 the Company made the first draw down of this facility for €14.5 million ($17.9 million) and as at March 31, 2004, €19.5 million ($23.7 million) remains available for further draw down. During the quarter the Company entered into cross-currency principal and interest rate swaps to hedge the Euro interest and principal payments on Kansanshi EIB facility. At March 31, 2004, the principal and interest rate swaps had fair values of $(186,000) and $29,000, respectively.

e. Standard Bank

On December 12, 2003, Kansanshi entered into a $6,000 facility with Standard Bank, London to finance Kansanshi's capital contribution pursuant to a connection agreement between Kansanshi and ZESCO Limited (the Zambian power utility), which provides for the construction of a new power line to service the Kansanshi project. The full amount of this loan was draw down in the first quarter of 2004 and advanced directly to ZESCO Limited.

This facility bears interest at LIBOR plus 3.5%. The full amount of the loan is repayable on June 12, 2004. This loan also includes the issuance of 250,000 warrants valued as deferred finance costs.

f. ZCCM deferred payment

Consistent with the Kansanshi development agreement, the company agreed to pay $667 to Zambian Consolidated Copper Mines (ZCCM) on the first business day of April, July and October 2003 and January, April and July 2004 subject to the price of copper. As at March 31, 2004 no further payments have been made to ZCCM.

Undrawn debt facilities

g. Standard Bank Group and WestLB

On December 12, 2003, Kansanshi entered into a secured $120,000 senior facility agreement arranged and underwritten by Standard Bank Group and WestLB to finance the design, construction, operation and maintenance of the Kansanshi project.

The facility comprises two tranches of $60,000, each available for drawdown until July 31, 2005. Tranche A is repayable in ten semi-annual instalments commencing six months after project completion; Tranche B is repayable in 21 quarterly payments before January 31, 2011. Interest on Tranche A is calculated at a fixed rate of 6%. Interest on Tranche B is calculated at LIBOR plus 3% during construction and LIBOR plus 2.5% during the repayment period.

(expressed in thousands of U.S. dollars, except where indicated)

7. Long-term debt (continued)

h. Glencore International AG

In the first quarter of 2004, Kansanshi entered into a $25,000 cost over run facility with Glencore International AG. The facility bears interest at LIBOR plus 3.5%. The loan is repayable in ten semi-annual instalments eighteen months after the project completion date.

8. Future income taxes

	March 31, 2004 $	December 31, 2003 $
Opening Balances	4,589	2,957
Future Income tax expense	2,614	1,632
Closing Balance	7,203	4,589

The company has non-capital loss carry-forwards that are available for offset against future earnings. To date, the loss carry-forwards have been utilized so that no cash payments have been made for income tax purposes. The tax expense in the statement of earnings and deficit has been accrued as a result of operating profits at Bwana.

9. Equity accounts

	March 31, 2004	December 31, 2003
Represented by:	$	$
Common shares	153,965	110,557
Warrants	777	777
Contributed surplus	2,334	1,768
	157,076	113,102
Number of shares issued and outstanding	60,284,128	56,396,128
Weighted Average Number of Shares	58,567,985	50,668,307

10. Segmented information

The company's reportable operating segments are strategic business units that produce different but related products or services. Each business unit is managed separately because each requires different technology and marketing strategies.

Bwana and Comisa Operations (BCO)

The Bwana plant and the Comisa mine are distinct legal entities and operations but from a management perspective are viewed as an integrated operation, with the Bwana plant processing the ore mined by Comisa. The Bwana plant in Zambia produces grade A copper cathodes from ore in tailings dumps and from Comisa's Lonshi open pit mine in the DRC. In addition, the Bwana plant manufactures sulphuric acid for use in processing the copper and for sale to third parties.

Kansanshi Copper Project (KCP)

The Kansanshi project is located in the northwest province of Zambia, approximately 15 kilometres north of Solwezi. The project is in the construction phase which includes civil engineering and earthworks, with commissioning scheduled in late 2004 and commercial production commencing in 2005.

Carlisa (CAR)

From April 1, 2000 to February 28, 2002, the company proportionately consolidated its investment in Carlisa. From March 1, 2002, the company now cost accounts for this investment (note 4) and therefore does not consolidate any of the results of the Carlisa controlled operations at Mopani.

Carlisa holds a 90% interest in Mopani, which comprises the Mufulira Division and Nkana Division both in Zambia.

Corporate Development and Administration (CDA)

The corporate development and administration segment is responsible for the evaluation and acquisition of new mineral properties, regulatory reporting, and corporate administration. It also holds the Connemara gold mine in Zimbabwe which is currently on a care and maintenance basis.

(expressed in thousands of U.S. dollars, except where indicated)

For the three months ended **March 31, 2004**, segmented information is presented as follows:

	BCO	KCP	CAR	CDA	Total
	$	$	$	$	$
External Revenues	25,252	-	-	-	25,252
Interest and other income	7	-	-	249	256
Total Revenue	**25,259**	-	-	**249**	**25,508**
Cost of Sales	12,091	-	-	-	12,091
Segment gross profit	**13,168**	-	-	**249**	**13,417**
Other Expenses					
Depletion and amortization	2,296	-	-	36	2,332
Exploration	179	-	-	198	377
Foreign exchange loss (gain)	(231)	-	-	22	(209)
Non-hedge derivative loss (gain)	-	-	-	338	338
General and administrative	-	-	-	1,145	1,145
Interest and financing fees	577	-	-	10	587
Total Other Expenses	**2,821**	-	-	**1,748**	**4,570**
Segment profit (loss) before the under noted items	**10,347**	-	-	**(1,500)**	**8,847**
Non-controlling interest	-	-	-	-	-
Equity loss (earnings)	-	-	-	(434)	(434)
Tax Expense	2,614	-	-	-	2,614
Segment profit (loss)	**7,733**	-	-	**(1,066)**	**6,667**
Capital asset additions	7,363	34,913	-	2,312	44,588
Total assets	91,450	95,811	9,522	45,045	241,828
Inter-company balances included in total assets	19,656	-	-	101,704	121,360
Total consolidated assets	111,106	95,811	9,522	146,749	363,188

Definitions:

BCO – Combined operations of Bwana and Comisa

KCP – Kansanshi Copper Project

CAR – Carlisa holds the interest in Mopani Copper Mines

CDA – Corporate Development and Administration which includes Connemara

(expressed in thousands of U.S. dollars, except where indicated)

For the three months ended **March 31, 2003**, segmented information is presented as follows:

	BCO	KCP	CAR	CDA	Total
	$	$	$	$	$
External Revenues	10,179	-	-	-	10,179
Interest and other income	11	-	-	75	86
Total Revenue	**10,190**	-	-	**75**	**10,265**
Cost of Sales	8,069	-	-	45	8,114
Segment gross profit	**2,121**	-	-	**30**	**2,151**
Other Expenses					
Depletion and amortization	973	-	-	25	998
Exploration	-	-	-	108	108
Foreign exchange loss (gain)	263	-	-	(193)	70
General and administrative	-	-	-	530	530
Interest and financing fees	575	-	-	11	586
Total Other Expenses	**1,811**	-	-	**481**	**2,292**
Segment profit (loss) before the under noted items	**310**	-	-	**(451)**	**(141)**
Non-controlling interest	-	-	-	-	-
Equity loss (earnings)	-	-	-	11	11
Tax Expense	39	-	-	-	39
Segment profit (loss)	**271**	-	-	**(462)**	**(191)**
Capital asset additions	2,452	619	-	63	3,134
Total assets	66,756	15,525	9,522	70,529	162,332
Inter-company balances included in total assets	(304)	-	-	(62,892)	(63,196)
Total consolidated assets	66,452	15,525	9,522	7,637	99,136

Definitions:

BCO – Combined operations of Bwana and Comisa

KCP – Kansanshi Copper Project

CAR – Carlisa holds the interest in Mopani Copper Mines

CDA – Corporate Development and Administration which includes Connemara

(expressed in thousands of U.S. dollars, except where indicated)

11. Hedging commitments

As at March 31, 2004, the Company had entered into a number of derivative instruments to minimize the risk exposure to copper prices, foreign currency, and interest rate movements. The Company has hedged 1,000 tonnes of its budgeted monthly production to December 2004 at the following prices; May to June 2004; $1,987, July 2004 $2,024 and August to December $2,036 per tonne respectively. In addition, it had approximately 300 tonnes remaining on April hedges priced at $2,070. At March 31, 2004 the fair value of these copper forwards was negative $7.5 million.

The Company also entered into cross-currency principal and interest rate swaps to hedge the Euro interest and principal payments on Bwana EIB facility. At March 31, 2004, the principal and interest rate swaps had fair values of $160,000 (Dec 2003: $468,000) and $(372,000) (Dec 2003: ($342,000)), respectively.

In addition, during the quarter the Company entered into cross-currency principal and interest rate swaps to hedge the Euro interest and principal payments on Kansanshi EIB facility. At March 31, 2004, the principal and interest rate swaps had fair values of $(186,000) and $29,000, respectively.

12. Commitments and contingencies

Kansanshi deferred consideration

Under the terms of the purchase agreement, the company has agreed to make a final payment to Cyprus Amax in connection with the Kansanshi acquisition. This amount will be calculated as $25,000 less an amount equal to the average market value for the thirty days prior to the commencement of commercial production of the 1.4 million common shares that the company previously issued to Cyprus Amax.

Commitments

In conjunction with the development of Kansanshi and other projects, the company has committed to approximately $83,800 in capital expenditures as at March 31, 2004.

MANAGEMENT DISCUSSION AND ANALYSIS AND FINANCIAL REVIEW

(May 11, 2004)

First Quarter ended March 31, 2004
(expressed in U.S. dollars)

Highlights

First Quarter ended March 31, 2004:

- Copper production of 9,689 tonnes (21 million pounds) with a cash cost (C1) of $0.39 per pound
- Acid production of 34,344 tonnes of which 20,763 tonnes were sold externally
- Net earnings of $6.7 million or $0.11 per share
- Cash flow from operations, after operating working capital movements other than cash, were $5.3 million or $0.09 per share

Summary of Financial and Operational Results

The following discussion, analysis and financial review is comprised of eight main sections:

1. Selected Annual Information
2. Discussion of Earnings and Operations
3. Discussion of Cash Flows
4. Discussion of Financial Position and Liquidity
5. Other Matters
6. Outlook
7. Critical Accounting Policies
8. Summary of Quarterly Results

For further information on the Company reference should be made to the Company's Annual Information Form (AIF) and also to its public filings that are available on www.sedar.com.

1. Selected Annual Information

Selected Annual Information
Table 1

	2004 (3 months)	2003[1] (12 months)	2002 (13 months)	2001	2000
Statement of Operations ($ millions)					
Total Revenues	$25.5	$60.7	$51.3	$138.1	$91.2
Net Earnings (Loss)	6.7	4.5	(3.8)	(21.0)	7.5
Net Earnings per Share					
Basic	$0.11	$0.09	$(0.09)	$(0.58)	$0.30
Diluted	$0.11	$0.09	$(0.09)	$(0.58)	$0.27
Balance Sheet ($ millions)					
Total Assets	$241.8	$162.1	$97.8	$154.7	$128.6
Total long-term liabilities	62.8	44.3	24.3	58.0	52.6
Shareholders' Equity ($ millions)	$131.8	$81.6	$53.5	$46.3	$33.0
Cash Flow from:					
Operating activities ($ millions)	$5.3	$15.9	$(4.1)	$6.5	$9.4
Operating per share	$0.09	$0.31	$(0.09)	$0.18	$0.37

[1] *2003 figures have been restated to conform to new Canadian GAAP requirements*

The comparison between financial years is complicated by the change in fiscal year end that occurred in 2002. This change means that the 2002 year is a 13 month period.

Comparison between years is further complicated by the results of Carlisa being proportionately consolidated from April 1, 2000 to March 1, 2002. After diluting its investment in Carlisa, the Company now cost accounts for its investment. To fully understand the impact of Carlisa, reference should be made to the 2002 audited annual financial statements.

2. Discussion of Earnings and Operations (year to date)

Consolidated Revenue

Revenues increased to $25.5 million (2003: $10.3m; 2002: $28.1m) which comprised copper revenues of $22.1 million (2003: $6.9 m; 2002: $3.0 m), acid revenues of $3.2 million (2003: $3.3m; 2002: $3.2m) and other revenue of $0.2 million (2003: $0.1 m; 2002: $21.9m). Revenues were up 148% due to improved copper prices and a 122% increase in copper production at Bwana. Acid revenues were consistent with previous years as the decrease in acid available for sale was offset with slightly higher realized acid price. The higher acid price was as a result of passing on higher sulphur costs to customers. The decrease in other revenue in 2003 and 2002 from 2001 was due to the proportionate dilution of the Company's interest in Carlisa, which is now cost accounted.

First Quarter Revenues
Table 2

	2004	2003	2002
Revenues ($ millions)			
Copper	$22.1	$6.9	$3.0
Acid	3.2	3.3	3.2
Other	0.2	0.1	21.9
Total Revenue	25.5	10.3	28.1
Sales Statistics (tonnes)			
Copper Sales	9,693	4,456	2,080
Acid Sales	20,763	23,432	21,502
Realized Price			
Copper ($ per pound)	$1.03	$0.70	$0.65

The realized copper price rose to $1.03 per pound (2003:$0.70; 2002:$0.65). The LME copper price increased during the first quarter as LME copper inventories continued to fall and demand remained strong from China. The average LME cash price for the first quarter of 2004 was $1.24 (2003: $0.76; 2002: $0.68).The difference between the LME price and the realized price was due to realization charges and hedging activities. During the First Quarter the Company delivered into approximately 3,700 tonnes of copper forward contracts at a realized price of $0.86 per pound.

Consolidated Cost of Sales and Production Statistics

Cost of sales for the First Quarter ended March 31, 2004, were $12.1 million (2003: $8.1m: 2002: $28.3m). The net increase in cost of sales was due to the 118% increase in copper cathode sold. The 2002 amount includes Carlisa cost of sales of $24.1 million.

Quarterly Cost of Sales and Production Statistics
Table 3

	2004	2003	2002
Costs			
Cost of Sales ($ million)	$12.1	$8.1	$28.3
C1 Costs ($ per pound)	$0.39	$0.44	$0.11
C3 Costs ($ per pound)	$0.53	$0.71	$0.36
Production Statistics (tonnes)			
Copper Production	9,689	4,359	2,080
Acid Production	34,344	34,385	35,289
Ore mined	58,111	0	28,355
Ore Grade Mined	5.42%	n/a	6.37%
Waste mined	1,026,524	230,000	674,334

Other expenses for the First Quarter ended March 31, 2004 were $4.6 million (2003: $2.3m 2002: $3.4m). Other expenses were comprised of depletion and amortisation $2.3 million (2003: $1.0m; 2002: $1.7m), general and administration costs of $1.1 million (2003: $0.5m; 2002: $0.5m) and interest and financing expenses of $0.6 million (2003: $0.6m; 2002: $1.1m). The movement in depreciation expense is due to the increased production at Bwana which uses the units of production method of depreciation.

<u>Mining</u>

For the First Quarter ended March 31, 2004, approximately 66,462 tonnes (2003: 0t; 2002: 28,355t) of ore and approximately 1,026,524 tonnes (2003: 230,000t; 2002: 674,334t) of waste were mined in total. The strip ratio (ratio of waste to ore) for the quarter was 17.7:1 (2003: n/a: 2002: 23.8:1). During the wet season the Company predominantly focuses on pre-stripping for the forth coming year's ore requirements, this has once again occurred in 2004. As a result of this pre-stripping campaign the Company deferred costs of approximately $0.7 million (2003: $0.6m) associated with its mining program.

For a full understanding of the implications of this policy reference should be made to the critical accounting policies in both the 2003 Annual Report and Management Discussion and Analysis.

<u>Processing</u>

For the quarter, copper production increased to 9,689 tonnes (2003: 4,359t; 2002: 2,080t). The 122% increase over 2003 was due to the plant expansion completed at Bwana at the end of 2002 and modifications made in 2003. The first quarter of 2003, Bwana was only able to realize approximately 58% of the design capacity due to difficulties with processing Lonshi ore in the

wet. During the First Quarter of 2004, with the implementation of the ore delivery system, Bwana was able to achieve greater throughput and was able to exceed the design capacity of the plant. The Bwana plant is budgeted to produce 35,000 tonnes of copper cathode in 2004.

Cash costs (C1) for the quarter were $0.39 per pound (2003: $0.44/lb; 2002: $0.11/lb) and total costs (C3) were $0.53 per pound (2003: $0.71/lb; 2002: $0.36/lb). The increase in cash costs from 2002 relates principally to the processing of Lonshi ore rather than the Bwana tailings dump. The processing of Lonshi ore involves mining, transportation and milling that was not necessary for the tailings.

Acid production was 34,344 tonnes (2003: 34,385t; 2002: 35,289t). In the First Quarter of 2004, 20,763 tonnes (2003: 23,432t; 2002: 21,502t) of surplus acid production was sold. The decrease was due to the increased copper production in the first quarter, which meant there was less acid available for sale in 2004 versus 2003. Notwithstanding, on a per tonne of copper basis, acid consumption improved in the First Quarter.

Consolidated Earnings

Quarterly Net Earnings
Table 4

	2004	2003	2002
Earnings			
$ (millions)	$6.7	$(0.2)	$(4.5)
Basic earnings per share	$0.11	$0.00	$(0.10)
Diluted earnings per share	$0.11	$0.00	$(0.10)

Net earnings for the quarter increased to $6.7 million (2003: $(0.2)m; 2002: $(4.5)m) or $0.11 per share (2003: $0.00; 2002: $(0.10)). Equity investment earnings for the quarter were $0.4 million (2003: $(11,000); 2002: $0.1m). The improvement in equity investment earnings came as a result of positive earnings from Anvil's Dikulushi mine in the Democratic Republic of Congo (DRC) on the back of improved production and stronger copper prices.

3. Discussion of Cash Flows

Consolidated Cash Flow

Quarterly Cash Flows
Table 5

	2004	2003	2002
Cash Flows from: ($ millions)			
Operating activities	$5.3	$(0.4)	$(1.8)
Financing activities	58.7	(0.2)	(1.4)
Investing activities	(36.2)	(3.8)	2.2

First Quarter ended March 31, 2004

The cash inflow from operating activities was $5.3 million (2003: $(0.4)m; 2002: ($1.8m) or $0.09 per share (2003: ($0.01); 2002: ($0.04)). The significant turnaround in cash flow from operations is attributable to the improvement in revenue resulting from increased production and improved copper prices. Cash flow from operating activities was impacted adversely by movements in operating working capital other than cash of $6.8 million for the quarter.

Included within the cash flow from operating activities was an increase in accounts receivable and prepaid expenses, which were principally related to the timing of copper collections.

The cash inflow from financing activities was $58.7 million (2003: ($0.2m); 2002: ($1.4m)). On the February 10, 2004 the Company issued 3.75 million shares at $CDN16.00 for the net proceeds of approximately $43.2 million. In addition the Company also made the first drawdown on the Kansanshi EIB facility. The drawdown was for 14.5m Euro ($17.9 million), At March 31, 2004, 19.5 million Euro remains undrawn.

The cash outflow from investing activities was $36.2 million (2003: ($3.8m); 2002: $2.2m). During the first quarter of 2004 the Company continued its capital investment in Kansanshi.

Financings 2004

The following table provides detail of all the financings that were undertaken in 2004 and the actual use of proceeds compared with their stated use of proceeds at the time the financing was announced:

Financing 2004
Table 6

Lender / Source	Amount	Use of Proceeds: Proposed	Use of Proceeds: Actual
3.75 million Common Shares @ CDN16.00 (Feb 10, 2004)	$45.2 million (gross proceeds)	For exploration, and development and general corporate purposes.	Proceeds still available
Standard Bank	$6 million	Financing of Kansanshi Powerline	As proposed
European Investment Bank (EIB)(Kansanshi) (First drawdown March 9, 2004)	€34 million (€14.5m drawn)	Finance construction at Kansanshi	As proposed
Standard Bank Group and West LB facility[1]	$120 million	Finance construction at Kansanshi	Undrawn
Banque Belgolaise and Export Development Bank of Canada[1]	$30 million	FQM Zambia Mining Fleet	Undrawn
Glencore International AG[1]	$25 million	Kansanshi Cost Overrun Facility	Undrawn

[1]*Subject to completion of minor conditions precedent in the agreements*

4. Discussion of Financial Position and Liquidity

Financial Position
Table 7

	2004 Mar 31	2003 Dec 31	2002 Dec 31
Assets ($ millions)			
Cash and cash equivalents	$53.0	$25.6	$8.2
Total current assets	85.3	47.6	23.3
Total assets	241.8	162.1	97.8
Liabilities ($ millions)			
Total current liabilities	$45.1	$34.1	$17.7
Net long-term debt	48.6	32.4	20.1
Total liabilities	107.8	78.3	42.1
Shareholders' Equity ($ millions)	131.8	81.6	53.5
Working capital ($ millions)	$40.2	$13.5	$5.6
Weighted Average # Shares	58,567,985	50,668,307	43,362,680
Outstanding # of Shares	60,284,128	56,396,128	43,506,628

Cash and cash equivalents

At March 31, 2004, the Company had cash and cash equivalents of $53.0 million (Dec 2003: $25.6m; Dec 2002: $8.2m). The increase in cash can be attributed to the equity financing that occurred on Feb 10, 2004 ($43.2m) and positive cash flow from operating activities ($12.1m).

Current assets

Total current assets were $85.3 million (Dec 2003: $47.6m; Dec 2002 $23.3m) the increase in current assets was due to increased cash and cash equivalent previously mentioned.

Total assets

Total assets were $241.8 million (Dec 2003: $162.1m; Dec 2002: $97.8m). The large increase is as a result of an increase in current assets and also capital assets. The capital assets have increased due principally to the continuing construction and investment at Kansanshi.

Current liabilities

Current liabilities were $45.1 million (Dec 2003: $34.1m; Dec 2002: $17.7m) the increase in the First Quarter of 2004 can be attributed to an increase in accounts payable associated with Kansanshi.

Net long-term debt

Net long term debt was $48.6 million (Dec 2003: $32.4m; Dec 2002: $20.1m) the increase was due to the $17.9 million drawdown on the EIB Kansanshi facility, net of other repayments of $2.5 million.

Total liabilities

Total liabilities were $107.8 million (Dec 2003: $78.3m; Dec 2002: $42.1m) which include provisions for deferred stripping, $2.0 million (2003: $2.7m) and future income taxes of $7.2 million (2003: $4.6m; 2002; $3.5m). The deferred stripping liability decreased this quarter as the mining activities at Lonshi focussed on pre-stripping.

The provision for future income taxes continues to increase as the Company generates positive earnings at Bwana and utilizes accelerated capital allowances for tax purposes to minimize the amount of cash taxes payable.

Contractual Obligations

Payments Due by Period Table 8							
($ millions)	Total	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	There after
Long Term Debt $	$70.9	$22.3	$12.3	$10.5	$7.1	$5.7	$13.0
Commitments	$83.8	$83.8					

Under the terms of the Kansanshi purchase agreement the Company is required to make a final payment to Cypress Amax. This amount will be calculated as $25.0 million less an amount equal to the average market value, for the thirty days prior to the project achieving commercial production, of 1.4 million common shares of the Company. This amount has not been included in the table above.

Undrawn Debt Facilities

As at March 31, 2004 the Company had undrawn debt facilities of $198.7 million (Dec 2003: 168.7m) that have been designated for the capital requirements of the Kansanshi project. Certain undrawn debt facilities are subject to the Company completing minor condition precedents in the debt agreements.

Working capital

As at March 31, 2004 the working capital of the Company was $40.2 million (Dec 2003: $13.5m; Dec 2002: $5.6m). The improvement in the working capital ratio comes primarily from the positive cash flow from operations and the equity financing that was completed in February.

Shareholders' Equity

As at March 31, 2004, the Company had shareholders' equity of $131.8 million (Dec 2003: $81.6m; 2002: $53.5m) during the quarter the Company raised $43.2 million from the placement of 3.75 million shares for CDN$16.00, the proceeds of which will be used to assist in funding the exploration and development of the Lufua Project in the DRC. Any additional proceeds will be used for potential acquisitions, working capital and general corporate purposes.

As at March 31, 2004 the Company had 60,284,128 common shares outstanding (Dec 2003: 56,396,128; Dec 2002: 43,506,628). In addition, to the outstanding common shares the Company had 2,840,500 options and 250,000 warrants outstanding. The weighted average number of shares outstanding for the quarter was 58,567,985 (Dec 2003: 50,668,307; Dec 2002: 43,362,680)

5. Other Matters

Quarterly Segmented Discussion Table 9			
($ millions)	**BCO**	**CDA**	**Total**
Revenue	$25.3	$0.2	$25.5
Cost of Sales	12.1	-	12.1
Gross Profit	13.2	0.2	13.4
Other expenses	5.5	1.2	6.7
Net Earnings	7.7	(1.0)	6.7

Segmented Information

For the First Quarter ended March 31, 2004, the combined operation at Bwana and Comisa (BCO) had revenues of $25.3 million (2003: $10.2m; 2002: $6.3m). CDA refers to Corporate Development and Administration.

Kansanshi Copper Project ("Kansanshi")

Overall the Kansanshi project is approximately 64% complete. Engineering and Design aspects on the project are approximately 99% complete, and construction is approximately 36% complete. US$83.8 million of the direct capital cost of the process plant has been committed.

For a complete understanding of the Kansanshi project and its significance to the Company reference should be made to the 2003 Annual Report and Management Discussion and Analysis.

Deferred Exploration

As at March 31, 2004, the Company had deferred exploration costs of $2.7 million (Dec 2003: $2.2m; Dec 2002:$1.0m), which consisted of deferred costs in relation to Lufua $1.2 million (Dec 2003: $1.1m), Lonshi $1.1 million (Dec 2003: $0.7m) and Zambian exploration projects $0.4 million (Dec 2003:$0.4m). Lufua is a copper-cobalt prospect located in the DRC. The deferred exploration costs for Lonshi are costs associated with the potential extension of the copper resource at the Lonshi mineral property in the DRC.

During the quarter ended March 2004, the Company expensed \$0.4 million (2003: \$0.1m; 2002: \$0.1m) on other exploration targets that were predominantly located within the DRC and Zambia. Exploration activities in the first quarter of each year are generally limited due to the wet season in Zambia and the DRC.

Investments -Carlisa

The Company holds an 18.8% interest in Carlisa Investment Corporation (Carlisa), which holds a 90% interest in Mopani Copper Mines Plc (Mopani). Mopani is a privately held company registered in Zambia. The carrying value of this investment as at March 31, 2004 is \$9.5 million (Dec 2003 and Dec 2002: \$9.5m). There were no movements in this investment in the First Quarter of 2004.

Investments -Anvil

The Company holds an 18.1% (2003: 17.0%; 2002: 18.6%) interest in Anvil, a public company quoted on the Australian and Berlin Stock Exchanges. The Company currently holds 36,996,171 shares (2003: 34,029,857; 2002: 31,148,857). The carrying value of this investment as at March 31, 2004 was \$3.5 million (2003: \$3.1m; 2002: \$2.8m).

The market value of this investment as at March 31, 2004 was approximately \$16.2 million (2003: \$10.5m; 2002: \$2.1m). On 23 March 2004, Anvil announced "its intention, subject to shareholders' and regulatory approvals, to undertake a restructuring and apply for a listing on the Toronto Stock Exchange."

Further information on Anvil can be found at www.anvil.com.au.

Financial Instruments

As at March 31, 2004, the Company had entered into a number of derivative instruments to minimize the risk exposure to copper prices, foreign currency, and interest rate movements. The Company has hedged 1,000 tonnes of its budgeted monthly production to December 2004 at the following prices; May to June 2004; \$1,987 (\$0.90 lb), July 2004 \$2,024 (\$0.92 lb) and August to December \$2,036 (\$0.92 lb) per tonne respectively. In addition, it had approximately 300 tonnes remaining on April hedges priced at \$2,070 (\$0.94 lb). At March 31, 2004 the fair value of these copper forwards was negative \$7.5 million.

The Company also entered into cross-currency principal and interest rate swaps to hedge the Euro interest and principal payments on Bwana EIB facility. At March 31, 2004, the principal and interest rate swaps had fair values of \$160,000 (Dec 2003: \$468,000) and \$(372,000) (Dec 2003: (\$342,000)), respectively.

In addition, during the quarter the Company entered into cross-currency principal and interest rate swaps to hedge the Euro interest and principal payments on Kansanshi EIB facility. At March 31, 2004, the principal and interest rate swaps had fair values of (\$186,000) and \$29,000, respectively.

6. Outlook

The Bwana Mkubwa SX/EW processing facility is forecast to produce 35,000 tonnes of copper cathode at improved C1 cash costs (C1) relative to 2003 results. Unit operating costs should continue to benefit from lower cost owner mining at the Lonshi mine, improved metal recoveries through the installation of two additional counter current decantation (CCD) tanks and the installation of the fourth rectiformer at the new tank house. In addition to these capital projects, operational experience garnered over the past year should lead to further de-bottlenecking at the Bwana Mkubwa plant resulting in incremental operating efficiencies. During April, Bwana Mkubwa produced approximately 2,938 tonnes of copper cathode.

At Kansanshi, construction is well underway. Waste stripping and ore stockpiling should begin in the second quarter with first fill of reagents and "wet" circuit testing beginning in October. Commissioning will start during the fourth quarter during which fine-tuning and optimization of the mill, flotation, leach, filtration, solvent extraction, and electrowinning facilities, and build-up of in circuit inventory will take place. Improvements to the sulphide milling circuit resulting in name plate throughput of approximately 4 million tonnes per year will result in copper production outperforming the DFS forecasts in the early years of operation. In addition, studies are underway to consider bringing forward expansions scheduled in the DFS in years three and five with the aim of increasing copper output sooner.

At the newly discovered Lufua project in the DRC a resource calculation is expected to be completed during the second quarter. In-fill drilling to move the resource into the reserve category, metallurgical testing and preliminary feasibility work will be carried out in 2004.

A substantial exploration program is planned for DRC Pedicle region where First Quantum controls approximately 11,000 square kilometers of prospective geology. Drilling will take place on several copper soil anomalies including Lufua East, Nina,

Ndongo, Ndongo East and Lonshi South. Drilling will also take place in at the Mkushi prospect in Zambia and in Joint Venture with BHP BIlliton at Mwinilunga and Luamata.

In Chile, a generative exploration program utilizing satellite imagery has yielded several potential targets. Follow up field work on colour alteration anomalies is in progress and a program to drill test these occurrences will be carried out in 2004.

7. Critical Accounting Policies

The following section outlines those changes in accounting policies that have been occurred since the filing of the Company's 2003 Audit Financial Statements and the accompanying Management Discussion and Analysis. For a full understanding of the critical accounting policies of the company reference should be made to the aforementioned documents.

Stock-Based Compensation

Effective January 1, 2004, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA), set out in Section 3870 "Stock-based Compensation and other stock-based payments". Under the new standard on stock-based compensation the Company is required to expense the fair value of the options granted to the Income Statement at the date of issue. The previous policy only required disclosure of the fair value in the notes to the financial statements.

The fair value of the options is determined using an option pricing model that takes into account, as of the grant date, the exercise price, the expected life of the option, the current price of the underlying stock and its expected volatility, expected dividends on the stock, and the risk-free interest rate over the expected life of the option. The resulting fair value of the options is amortized over their vesting periods. Cash consideration received from employees when they exercise the options is credited to share capital.

The adoption of this standard required retroactive adjustment to retained earnings without restatement. On Jan 1, 2004 the company decreased retained earnings by $467,000 and increased contributed surplus and common shares by $391,000 and $76,000 respectively.

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted the recommendations of the CICA set out in Section 3110 "Asset Retirement Obligations". Under the new standard the company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and amortized over the expected useful life of the asset.

Upon adoption of these new recommendations the Company, increased its capital assets and environmental provisions by $1.5 million and $2.9 million respectively. It also decreased its future income tax liability, retained earnings and inventory balances by $0.4 million, $1.3 million and $0.3 million respectively.

Hedging Relationships

On Jan 1, 2004, the Company has adopted CICA Accounting Guideline 13, "Hedging Relationships" (AcG 13), the Company reviewed its existing hedge accounting treatment of certain derivative financial instruments in accordance with AcG 13 which establishes new criteria for hedge accounting.

Under the new guideline, the Company is required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. Derivative financial instruments that do not qualify for hedge accounting under AcG 13 are required to be marked-to-market with changes in the fair value of the derivative instruments recognized as unrealized gains or losses in the statement of operations.

During its review, the Company identified cross-currency swaps and interest rate swaps, which had previously been designated as hedges of fluctuation in currency rate movements. Although some of its other derivative financial instruments would qualify for hedge accounting, most would not qualify under the stringent guidelines of AcG 13, even though, in management's opinion, some of these contracts continue to be effective in mitigating the Company's exposure to interest rate and foreign currency fluctuations.

Having reviewed the current guidelines relating to hedge accounting, management is of the opinion that in order to provide more transparency and consistency in the manner in which hedging transactions are reported, the Company will instead mark-to market all of its derivative financial instruments.

The overall effect resulting from the application of AcG 13 was an increase to the Company's net profit after taxes for the quarter by $0.1 million. For further information on the adoption of AcG 13 reference should be made to note 2 of the Financial Statements for the First Quarter ended March 31, 2004.

Estimates, Risks and Uncertainties

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company's operations and results are subjected to a number of different risks at any given time. These factors, include but are not limited to disclosure regarding mining and processing, mine development, copper prices, estimation of carrying values, government and environmental regulations, international operations, health, currency, inflation, key personnel, share market and capital requirements risks. For a full understanding of these risks and others, reference should be made to the Company's 'Annual Information Form'.

Forward Looking Statements

Certain information contained in the Management's Discussion and Analysis constitutes "forward - looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the prices of gold, copper, cobalt and sulphuric acid, estimated future production, estimated costs of future production, the Company's hedging policy and permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper, gold, cobalt and sulphuric acid, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the Alberta, British Columbia, Ontario and Quebec Securities Commission and the United States Securities and Exchange Commission and the Alternative Investment Market operated by the London Stock Exchange.

8. Summary of Quarterly Results

The following table sets out the financial performance, financial position and operation statistics for the Company for the last eight quarters. It should be noted that Q4 2002 is for 4 months due to the change in fiscal year end that occurred in 2002.

Summary of Quarterly Results (unaudited)
Table 10

Statement of Operations and Deficit	**2004 Q1**	**2003 Q4**	**2003 Q3**	**2003 Q2**	**2003 Q1**	**2002 Q4**	**2002 Q3**	**2002 Q2**
Total Revenues ($ millions)	$25.5	$20.0	$17.8	$12.7	$10.3	$11.9	$6.3	$5.1
Cost of Sales ($ millions)	12.1	13.0	11.5	8.8	8.1	10.6	4.5	3.5
Net Earnings (Loss) ($ millions)	6.7	1.4	3.2	0.1	(0.2)	(1.0)	(0.4)	2.1
Basic Earnings per share	$0.11	$0.02	$0.06	$0.00	$(0.00)	$(0.02)	$(0.01)	$0.05
Diluted Earnings per share	$0.11	$0.02	$0.06	$0.00	$(0.00)	$(0.02)	$(0.01)	$0.05
Production Statistics								
Ore Processed	208,667	196,898	233,032	181,260	110,875	161,015	256,688	345,200
Copper Grade %	5.2	5.5	4.8	4.3	4.6	4.4	1.1	1.0
Contained Copper (tonnes)	10,904	10,790	11,188	7,794	5,053	7,033	2,866	3,601
Recovery %	89	89	79	86	86	80	68	63
Copper Produced (tonnes)	9,689	9,558	8,862	6,734	4,359	5,595	1,945	2,258
Acid Produced (tonnes)	34,344	33,035	36,245	29,286	34,385	43,283	34,105	27,586
Surplus Acid (tonnes)	20,763	15,689	20,275	15,832	23,432	27,669	24,021	15,006
Financial Position ($ millions)								
Working Capital	$40.2	$13.5	$9.6	$1.1	$0.8	$5.6	$(6.7)	$(7.4)
Total Assets	241.8	162.1	132.3	111.0	97.0	97.8	82.8	70.0

FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Note: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Note: Every report required to be filed under section 85(1) of the Act shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure."

Note: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL" - SECTION 85", AND EVERYTHING THAT IS REQUIRED TO BE FILED SHALL BE PLACED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL."

Item 1. **Reporting Issuer**

First Quantum Minerals Ltd.
450 – 800 West Pender Street
Vancouver, BC V6C 2V6

Item 2. **Date of Material Change**

July 3, 2003

Item 3. **Press Release**

July 3, 2003, Vancouver, British Columbia

Item 4. **Summary of Material Change**

The Issuer announced it has issued 5.5 million common shares at a price of CDN $5.35 per common share for gross proceeds of CDN $29.43 million.

Item 5. **Full Description of Material Change**

See attached News Release dated July 3, 2003.

Item 6. **Reliance on Section 85(2) of the Act**

Not Applicable

Item 7. **Omitted Information**

Not Applicable

Item 8. **Senior Officers**

Michael D. Philpot, Vice-President Administration, Corporate Secretary
(604) 688-6577

Item 9. **Statement of Senior Officer**

The Undersigned, being a senior officer of the reporting issuer, hereby attests that the foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C., the 2nd day of July, 2003.

"Michael D. Philpot"
(Signature)

Michael D. Philpot
(Name)

Vice-President Administration, Corporate Secretary
(Position)

Vancouver, British Columbia
(Place of Declaration)

FIRST QUANTUM
MINERALS LTD

NEWS RELEASE

03-13

July 3, 2003

www.first-quantum.com

FIRST QUANTUM MINERALS CLOSES CDN $29.43 MILLION BOUGHT DEAL FINANCING

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

First Quantum Minerals Ltd. (TSX Symbol "FM", LSE Symbol "FQM") is pleased to announce that it has issued 5.5 million common shares at a price of CDN $5.35 per common share for gross proceeds of CDN $29.43 million. The financing, as announced by the Company on June 16, 2003 (news release 03-10), was completed through a syndicate of underwriters led by RBC Capital Markets.

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"G. Clive Newall"
G. Clive Newall

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Note: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Note: Every report required to be filed under section 85(1) of the Act shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure."

Note: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL" - SECTION 85", AND EVERYTHING THAT IS REQUIRED TO BE FILED SHALL BE PLACED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL."

Item 1. Reporting Issuer

First Quantum Minerals Ltd.
450 – 800 West Pender Street
Vancouver, BC V6C 2V6

Item 2. Date of Material Change

September 22, 2003

Item 3. Press Release

September 22, 2003, Vancouver, British Columbia

Item 4. Summary of Material Change

The Issuer announced the results of 13 diamond drill holes completed at its wholly owned Lufua prospect (Lufua), Haut Katanga Province, Democratic Republic of Congo. Lufua is a new discovery made by the Issuer, a product of its generative exploration program initiated after the successful discovery and development of the Lonshi copper mine.

Item 5. Full Description of Material Change

See attached News Release dated September 22, 2003.

Item 6. **Reliance on Section 85(2) of the Act**

Not Applicable

Item 7. **Omitted Information**

Not Applicable

Item 8. **Senior Officers**

Michael D. Philpot, Vice-President Administration, Corporate Secretary
(604) 688-6577

Item 9. **Statement of Senior Officer**

The Undersigned, being a senior officer of the reporting issuer, hereby attests that the foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C., the 23 day of September, 2003.

"Michael D. Philpot"
(Signature)

Michael D. Philpot
(Name)

Vice-President Administration, Corporate Secretary
(Position)

Vancouver, British Columbia
(Place of Declaration)

FIRST QUANTUM
MINERALS LTD.

NEWS RELEASE

03-16

September 22, 2003

www.first-quantum.com

FIRST QUANTUM MINERALS ANNOUNCES NEW COPPER DISCOVERY

-DIAMOND DRILLING CUTS 112 METRES GRADING 2.33% COPPER AT LUFUA-

First Quantum Minerals Ltd. (TSX Symbol "FM", LSE Symbol "FQM") is pleased to announce the results of 13 diamond drill holes completed at its wholly owned Lufua prospect (Lufua), Haut Katanga Province, Democratic Republic of Congo (DRC) (see attached map). Lufua is a new discovery made by First Quantum, a product of its generative exploration program initiated after the successful discovery and development of the Lonshi copper mine. Lufua was found using grid soil sampling in an area of scattered, old surface workings. Shallow reverse circulation and air core drill testing of the soil anomaly by First Quantum provided sufficient encouragement to complete a diamond drill program, the results of which are reported here.

Diamond and rotary holes have encountered significant mineralization within an area measuring at a minimum 1,200 metres by 350 metres, as shown on the accompanying drill plan map (www.first-quantum.com). Further drilling is required to determine the ultimate geometry and size of the mineralized body in this area of limited outcrop. A 5,000 metre reverse circulation drilling program is now underway to define and expand the known mineralization.

Lufua Diamond Drill Intersections greater than 0.5%TCu								
Hole	Inclination (degrees)	Hole Depth (metres)	Ore Type	From (metres)	To (metres)	Interval (metres)	Total Copper (%)	Acid Soluble Copper (%)
LD1	**-90**	**71.3**	**all**	**14.70**	**67.80**	**53.10**	**1.28**	**0.91**
		including	oxide	14.70	47.40	32.70	1.91	1.60
		and	sulphide	54.70	67.80	13.10	0.68	0.00
LD1B	**-60**	**57.2**	**all**	**23.10**	**57.20**	**34.10**	**1.40**	**0.86**
		including	oxide	23.10	52.00	28.90	1.36	1.02
		and	sulphide	55.00	57.20	2.20	3.49	0.00
LD2	**-90**	**39**	**oxide**	**13.30**	**30.80**	**17.50**	**1.36**	**1.10**
LD3	**-90**	**111.8**	No significant results					
LD4	**-90**	**125.1**	**all**	**5.20**	**117.90**	**112.70**	**1.53**	**0.24**
		including	oxide	5.20	27.70	22.50	1.51	1.19
		and	sulphide	33.00	117.90	84.90	1.62	0.02
LD5	**-50**	**155.1**	**all**	**25.60**	**137.10**	**111.50**	**2.33**	**1.90**
		including	oxide	25.60	52.00	26.40	2.31	2.01
		and	mixed	52.00	137.10	85.10	2.34	1.86

Lufua Diamond Drill Intersections greater than 0.5%TCu (cont)								
Hole	Inclination (degrees)	Hole Depth (metres)	Ore Type	From (metres)	To (metres)	Interval (metres)	Total Copper (%)	Acid Soluble Copper (%)
LD6	**-90**	**210.8**	**all**	**37.30**	**202.00**	**164.70**	**1.53**	**0.48**
		Including	oxide	37.30	62.80	25.50	3.42	3.12
			sulphide	64.30	202.00	137.70	1.19	0.01
LD7	-90	**98.3**	No significant results					
LD8	**-90**	**97.3**	**all**	**11.50**	**41.80**	**30.30**	**0.77**	**0.37**
		including	oxide	11.50	24.80	13.30	0.99	0.57
		and	mixed	37.50	41.80	4.30	1.84	0.38
LD9	**-90**	**181.8**	**oxide**	**7.80**	**26.50**	**18.70**	**1.82**	**1.51**
			sulphide	109.50	140.80	31.30	0.50	0.01
LD10	**-90**	**106.7**	**mixed**	**18.40**	**78.20**	**59.80**	**0.70**	**0.39**
LD11	-90	**77.5**	No significant results					
LD12	-90	**76**	No significant results					
LD13	**-90**	**88.5**	**oxide**	**13.80**	**75.00**	**61.20**	**0.87**	**0.73**

Mineralization at Lufua is hosted predominantly within altered and veined Katangan metapelites, overlying largely unaltered and unmineralized conglomeratic schist, and is believed to be contained within a shallow south eastwardly plunging fold. Potassic alteration occurs in association with layer-parallel albitization and quartz-dolomite-chalcopyrite veinlets, all of which is deformed by later folding. Subsequent undeformed and generally coarser grained quartz-dolomite-chalcopyrite-bornite veins, and coarse disseminated sulphide mineralization also occur. Oxidation extends to variable depths across the deposit, and is strongly influenced by post mineral faulting. The stratigraphic and structural setting, and the style of mineralization are analogous to First Quantum's Kansanshi deposit in Northwest Zambia.

Lufua is located within 2 km of the Zambian border, and the paved highway that parallels it, roughly equidistant between the city of Ndola (35 kilometres) and the Mopani Mines smelter at Mufulira (30 kilometres). It is also approximately 45 kilometres from First Quantum's Bwana Mkubwa SX/EW facility. The main railway from the Copperbelt in Zambia to Lubumbashi in the DRC passes within 5 km of the property.

On June 26, 2003 the Government of the DRC adopted a new mining code and regulations aimed at improving investment in the Country's mineral resource industry. The mining code, developed under the auspices of the World Bank, is based upon "best practice" examples from other countries, namely Chile and Zambia. The new mining code will provide a transparent framework for the exploration, development and mining of mineral resources. First Quantum's existing DRC assets including Lonshi and Lufua conform to the new mining legislation and First Quantum has been granted new claims in areas that are prospective for the discovery of copper deposits.

Alan Stephens, Vice President of Exploration commented, "The combination of good copper grades and significant widths of mineralization intersected to date, together with the excellent location, make Lufua a very attractive target. We will continue to drill Lufua during the current dry season with a view to defining a resource within the next several months. The discovery of Lonshi and Lufua demonstrate the untapped potential for the Copperbelt to host significant new deposits, and we are confident that our generative program in both Zambia and the DRC will continue to bear fruit."

Drilling at Lufua was carried out by Stanley Mining Services Ltd, a subsidiary of Layne Christensen Company. Survey and Technical Services (STS), Masvingo, Zimbabwe surveyed all drill hole collars. Down hole surveys were completed on the holes which were drilled at HQ size, with reduction to NQ as required. Half core samples were taken with individual sample intervals reflecting geology and respecting core loss, and a minimum sample interval of 0.5 metres. Core recovery was generally better than 90%. First Quantum personnel, who also supervised the chain of custody from the drill site to the laboratory, conducted all sampling. All samples were prepared to normal industry standards and assayed for total copper and ambient temperature acid soluble copper at Scientific Services (Pty.) Ltd in Capetown, South Africa. Appropriate standards, blanks and duplicates were employed. Alan J. Stephens, Vice President of Exploration for First Quantum, a geologist with more than 27 years of experience was responsible for the design and conduct of the program. G. Clive Newall, MIMMM, President of First Quantum, is the qualified person for the purposes of NI 43-101.

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"G. Clive Newall"

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

G. Clive Newall
President

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com


FIRST QUANTUM
MINERALS LTD.
ZAMBIA
Copperbelt Infrastructure and Mining Operations
KANSANSHI
KONKOLA
Chililabombwe
NCHANGA
Cu
Chingola
MUFULIRA
Cu
Mufulira
CHAMBISHI
Co
LUFUA PROSPECT
NKANA
Co
Cu
A
CHIBULUMA
Kalulushi
Kitwe
BWANA MKUBWA
Cu
A
DEMOCRATIC REPUBLIC OF CONGO
REPUBLIC OF ZAMBIA
Ndola
BALUBA
LUANSHYA
LONSHI
N
Open pit Mine(s)
Underground Mine(s)
Concentrator
Cu Co Refinery or Tailings Leach Plant
Smelter
A Acid Plant
Railway
River
Road
International Border
Towns and Cities
0 10 20 KM
30°E
26°E
13°S
Lake Mweru
Solwezi
Kitwe
Ndola
Kabwe
Lusaka
Livingstone
Lake Kariba
0 200 400 KM
ZAMBIA



660000E
N
8593000N
8592000N
1
2
3
4
5
6
7
8
9
10
11
12
13
0
250
500 Metres
LEGEND
FQM diamond drill hole
250 ppm Cu
500 ppm Cu

FIRST QUANTUM MINERALS LTD.

LUFUA PROSPECT

DEMOCRATIC REPUBLIC OF CONGO

Drill Plan & Copper Soil Geochemistry

FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Note: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Note: Every report required to be filed under section 85(1) of the Act shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure."

Note: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL" - SECTION 85", AND EVERYTHING THAT IS REQUIRED TO BE FILED SHALL BE PLACED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL."

Item 1. **Reporting Issuer**

First Quantum Minerals Ltd.
450 – 800 West Pender Street
Vancouver, BC V6C 2V6

Item 2. **Date of Material Change**

November 27, 2003

Item 3. **Press Release**

November 27, 2003, Vancouver, British Columbia

Item 4. **Summary of Material Change**

The Issuer announced signing of a US $30 million term debt facility for its wholly owned subsidiary Bwana Mkubwa Mining Limited ("BMML") with Standard Chartered Bank ("SCB"). The facility will be used to re-finance the outstanding debt balance of US $10.0 million from the SCB facility originally used for the expansion of the SX/EW plant at BMML; to pay for additional capital expenditure requirements at BMML estimated at US $3.0 million; to pay US $5.5 million for the Kansanshi acid plant which will be owned and operated by BMML; and US $11.5 million to be available for general working capital purposes. The SCB facility is repayable in 14 equal quarterly installments commencing in March, 2004. The facility carries an interest rate of LIBOR+2.5%.

Item 5. **Full Description of Material Change**

See attached News Release dated November 27, 2003.

Item 6. **Reliance on Section 85(2) of the Act**

Not Applicable

Item 7. **Omitted Information**

Not Applicable

Item 8. **Senior Officers**

Michael D. Philpot, Vice-President Administration, Corporate Secretary
(604) 688-6577

Item 9. **Statement of Senior Officer**

The Undersigned, being a senior officer of the reporting issuer, hereby attests that the foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C., the 22nd day of January, 2004.

"Michael D. Philpot" (Signed")
(Signature)

Michael D. Philpot
(Name)

Vice-President Administration, Corporate Secretary
(Position)

Vancouver, British Columbia
(Place of Declaration)

FIRST QUANTUM
MINERALS LTD.

NEWS RELEASE

03-20
November 27, 2003
www.first-quantum.com

FIRST QUANTUM COMPLETES US $30 MILLION LOAN FACILITY FOR BWANA MKUBWA

First Quantum Minerals Ltd. (TSX Symbol "FM", LSE Symbol "FQM") is pleased to announce the signing of a US $30 million term debt facility for its wholly owned subsidiary Bwana Mkubwa Mining Limited ("BMML") with Standard Chartered Bank ("SCB"). The facility will be used to re-finance the outstanding debt balance of US $10.0 million from the SCB facility originally used for the expansion of the SX/EW plant at BMML; to pay for additional capital expenditure requirements at BMML estimated at US $3.0 million; to pay US $5.5 million for the Kansanshi acid plant which will be owned and operated by BMML; and US $11.5 million to be available for general working capital purposes. The SCB facility is repayable in 14 equal quarterly installments commencing in March, 2004. The facility carries an interest rate of LIBOR+2.5%.

"The new SCB loan facility will allow for greater financial flexibility at Bwana Mkubwa establishing a loan facility that can be drawn as needed. We take great pride in our banking relationships which consistently offer terms that are competitive on global terms. A portion of the facility will fund capital improvements at Bwana Mkubwa including a ore delivery system and an additional counter current decantation tank (CCD). These capital projects will result in improved performance and production and is part of our ongoing optimization program. Utilizing our many years of operational experience, Bwana Mkubwa will build and operate the acid facilities at the Kansanshi copper mine. A sulphuric acid facility has been purchased and installation of the facility at Kansanshi is expected to be completed by June of 2004" commented Martin Rowley, CFO, First Quantum Minerals.

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"G. Clive Newall"

G. Clive Newall
President

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Note: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Note: Every report required to be filed under section 85(1) of the Act shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure."

Note: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL" - SECTION 85", AND EVERYTHING THAT IS REQUIRED TO BE FILED SHALL BE PLACED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL."

Item 1. Reporting Issuer

First Quantum Minerals Ltd.
450 – 800 West Pender Street
Vancouver, BC V6C 2V6

Item 2. Date of Material Change

January 20, 2004

Item 3. Press Release

January 20, 2004, Vancouver, British Columbia

Item 4. Summary of Material Change

The Issuer announced results of copper and cobalt assays from reverse circulation drill hole LURC-65 completed at its wholly owned Lufua prospect, Haut Katanga Province, Democratic Republic of Congo (DRC).

Item 5. **Full Description of Material Change**

See attached News Release dated January 20, 2004.

Item 6. **Reliance on Section 85(2) of the Act**

Not Applicable

Item 7. **Omitted Information**

Not Applicable

Item 8. **Senior Officers**

Michael D. Philpot, Vice-President Administration, Corporate Secretary
(604) 688-6577

Item 9. **Statement of Senior Officer**

The Undersigned, being a senior officer of the reporting issuer, hereby attests that the foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C., the 22nd day of January, 2004.

"Michael D. Philpot" (Signed")
(Signature)

Michael D. Philpot
(Name)

Vice-President Administration, Corporate Secretary
(Position)

Vancouver, British Columbia
(Place of Declaration)

FIRST QUANTUM
MINERALS LTD.

NEWS RELEASE

04-02

January 20, 2004

www.first-quantum.com

FIRST QUANTUM MINERALS ANNOUNCES COBALT DISCOVERY AT LUFUA PROSPECT

- DRILL HOLE LURC-65 CUTS 69 METRES GRADING 2.07% COPPER AND 0.608 % COBALT -

First Quantum Minerals Ltd. (TSX Symbol "FM", LSE Symbol "FQM") is pleased to announce results of copper and cobalt assays from reverse circulation drill hole LURC-65 (see attached map) completed at its wholly owned Lufua prospect, Haut Katanga Province, Democratic Republic of Congo (DRC).

Drill hole LURC-65 was selected for cobalt assay when the possible presence of cobalt sulphide minerals was identified during the logging of the drill cuttings. In the past, drill samples had not been routinely analyzed for cobalt at the Lufua prospect. As a result of this outstanding cobalt mineralization, all drill holes will be re-assayed for cobalt so that the magnitude of this important occurrence can be evaluated and ultimately incorporated into resource calculations.

Hole	Azimuth/ Inclination (degrees)	Hole Depth (metres)	Ore Type	From (metres)	To (metres)	Interval (metres)	Total Copper (%)	Acid Sol. Copper (%)	Total Cobalt (%)
LURC-65	-60 / 045	190	All	9	133	123	1.51	0.38	0.393
		including	oxide	9	33	24	1.13	0.78	0.048
			mixed	33	102	69	2.07	0.38	0.608
		including	High Co	33	64	31	3.35	0.55	0.921
			sulphide	102	116	14	0.35	0.08	0.145
			sulphide	116	132	16	0.63	0.07	0.205

To date, First Quantum has completed a total of 43 reverse circulation (RC) holes totaling 6,715 metres, and a total of 13 diamond holes (DDH) totaling 1,496 metres at the Lufua prospect. The assay results of 9 of the RC holes, and all of the DDH holes have been published (see news releases 03-16 and 03-18). Assay results from the remaining drill holes will be published in due course as the assays are received.

Philip Pascall, Chairman and CEO commented, "The Lufua prospect is progressing very well and we hope to have a global copper resource calculation completed during the first quarter. The intersection of this very high grade cobalt mineralization is particularly exciting, though its overall significance will only emerge upon completion of the cobalt assay program. At current prices, cobalt represents an important by-product credit which clearly demonstrates how important this discovery could be to the eventual economics of the Lufua Project. In addition, Mopani Copper Mines Ltd., in

which the Company has a 16.9% interest, is enjoying the benefit of high cobalt prices, as Mopani produced approximately 2,000 tonnes of cobalt in 2003."

Lufua is located within the Democratic Republic of Congo close to the town of Sakania approximately 2 kilometres from the Zambian border and the paved highway that parallels it. Lufua is roughly equidistant between the city of Ndola (35 kilometres) and the Mopani Copper Mines smelter at Mufulira and Cobalt refinery at Nkana (30 kilometres). It is also approximately 45 kilometres from First Quantum's Bwana Mkubwa SX/EW facility. The main railway from the Copperbelt in Zambia to Lubumbashi in the DRC passes through Sakania and within 5 kilometres of the property.

Drilling at Lufua was carried out by SDS Drilling, a subsidiary of Boart Longyear Inc. First Quantum personnel supervised the chain of custody from the drill site to the laboratory and conducted all sampling. All samples were split and prepared to normal industry standards and assayed for total copper and ambient temperature acid soluble copper and total cobalt at SGS Mineral Services Ltd, Kalulushi, Zambia. Samples containing high cobalt values were checked at Scientific Services (Pty) Ltd in Cape Town, South Africa. Good correlation was achieved between the two sets of results. Appropriate standards, blanks and duplicates were employed. Alan J. Stephens, FIMMM, Vice President of Exploration for First Quantum, a geologist with more than 28 years of experience was responsible for the design and conduct of the program and is the qualified person for the purposes of NI 43-101.

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"G. Clive Newall"

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

G. Clive Newall
President

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com



8593500 mN
8593000 mN
8592500 mN
8592000 mN
659500 mE
660000 mE
660500 mE
661000 mE
N
LEGEND
Cobalt in soils
+ 20 ppm Co
+ 30 ppm Co
Fault, interpreted
2002 Diamond Drill hole
2003 RC Drill hole
0
400 metres
FIRST QUANTUM
MINERALS LTD.
LUFUA PROSPECT
DEMOCRATIC REPUBLIC OF CONGO
Drill Plan & Cobalt Soil Geochemistry

FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Note: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Note: Every report required to be filed under section 85(1) of the Act shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure."

Note: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL" - SECTION 85", AND EVERYTHING THAT IS REQUIRED TO BE FILED SHALL BE PLACED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL."

Item 1. Reporting Issuer

First Quantum Minerals Ltd.
450 – 800 West Pender Street
Vancouver, BC V6C 2V6

Item 2. Date of Material Change

January 22, 2004

Item 3. Press Release

January 22, 2004, Vancouver, British Columbia

Item 4. Summary of Material Change

The Issuer that it has entered into an agreement with a syndicate of underwriters led by RBC Capital Markets under which the underwriters have agreed to purchase from First Quantum and sell to the public 3.5 million Common Shares of First Quantum at a price of $16.00 per Common Share for gross proceeds of $56.0 million. In addition, First Quantum has granted the Underwriters an option to purchase up to an additional 250,000 common shares on the same terms and conditions, exercisable up to 48 hours prior to closing.

Item 5. **Full Description of Material Change**

See attached News Release dated January 22, 2004.

Item 6. **Reliance on Section 85(2) of the Act**

Not Applicable

Item 7. **Omitted Information**

Not Applicable

Item 8. **Senior Officers**

Michael D. Philpot, Vice-President Administration, Corporate Secretary
(604) 688-6577

Item 9. **Statement of Senior Officer**

The Undersigned, being a senior officer of the reporting issuer, hereby attests that the foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C., the 22nd day of January, 2004.

"Michael D. Philpot" (Signed")
(Signature)

Michael D. Philpot
(Name)

Vice-President Administration, Corporate Secretary
(Position)

Vancouver, British Columbia
(Place of Declaration)

FIRST QUANTUM
MINERALS LTD.

NEWS RELEASE

04-03

January 22, 2003

www.first-quantum.com

FIRST QUANTUM MINERALS ANNOUNCES CDN $56 MILLION BOUGHT DEAL FINANCING

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.
ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

First Quantum Minerals Ltd. (TSX Symbol "FM", LSE Symbol "FQM") ("First Quantum") announced today that it has entered into an agreement with a syndicate of underwriters led by RBC Capital Markets under which the underwriters have agreed to purchase from First Quantum and sell to the public 3.5 million Common Shares of First Quantum at a price of $16.00 per Common Share for gross proceeds of $56.0 million. In addition, First Quantum has granted the Underwriters an option to purchase up to an additional 250,000 common shares on the same terms and conditions, exercisable up to 48 hours prior to closing.

A preliminary short-form prospectus will be filed with securities regulatory authorities in British Columbia, Alberta, Ontario and Quebec by January 26, 2004. The offering is expected to close on or about February 10, 2004.

Net proceeds of the offering will be used to assist in funding the exploration and development of the Lufua Project in the Democratic Republic of Congo. Any additional net proceeds will be used for potential acquisitions, working capital and general corporate purposes.

The offering is being made in British Columbia, Alberta, Ontario and Quebec by means of a short-form prospectus, and is subject to the approval of securities regulatory authorities. The securities to be offered have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or applicable exemption from registration requirement. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"G. Clive Newall"

G. Clive Newall
President

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Note: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Note: Every report required to be filed under section 85(1) of the Act shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure."

Note: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL" - SECTION 85", AND EVERYTHING THAT IS REQUIRED TO BE FILED SHALL BE PLACED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL."

Item 1. Reporting Issuer

First Quantum Minerals Ltd.
450 – 800 West Pender Street
Vancouver, BC V6C 2V6

Item 2. Date of Material Change

February 10, 2004

Item 3. Press Release

February 10, 2004, Vancouver, British Columbia

Item 4. Summary of Material Change

The Issuer announced that it has issued 3.75 million common shares at a price of CDN $16.00 per common share for gross proceeds of CDN $60 million. The financing, was completed through a syndicate of underwriters led by RBC Capital Markets.

Item 5. **Full Description of Material Change**

See attached News Release dated February 10, 2004.

Item 6. **Reliance on Section 85(2) of the Act**

Not Applicable

Item 7. **Omitted Information**

Not Applicable

Item 8. **Senior Officers**

Michael D. Philpot, Vice-President Administration, Corporate Secretary
(604) 688-6577

Item 9. **Statement of Senior Officer**

The Undersigned, being a senior officer of the reporting issuer, hereby attests that the foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C., the 4th day of February, 2004.

"Michael D. Philpot" (Signed")
(Signature)

Michael D. Philpot
(Name)

Vice-President Administration, Corporate Secretary
(Position)

Vancouver, British Columbia
(Place of Declaration)

FIRST QUANTUM
MINERALS LTD.

NEWS RELEASE

04-04

February 4, 2004

www.first-quantum.com

FIRST QUANTUM MINERALS CLOSES CDN $60 MILLION BOUGHT DEAL FINANCING

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.
ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

First Quantum Minerals Ltd. (TSX Symbol "FM", LSE Symbol "FQM") is pleased to announce that it has issued 3.75 million common shares at a price of CDN $16.00 per common share for gross proceeds of CDN $60 million. The financing, as announced by the Company on January 22, 2004 (news release 04-03), was completed through a syndicate of underwriters led by RBC Capital Markets.

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"G. Clive Newall"

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

G. Clive Newall
President

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
8th Floor, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

Certain of the information contained in this news release constitute "forward-looking statements" within the meaning of the *Private Securities Litigation Reform Act of 1995*. Such forward-looking statements, including but not limited to those with respect to the prices of gold, copper and sulphuric acid, estimated future production, estimated costs of future production, the Company's hedging policy and permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper, gold and sulphuric acid, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities and Exchange Commission.

NEWS RELEASE

03-16

September 22, 2003

www.first-quantum.com

FIRST QUANTUM
MINERALS LTD.

FIRST QUANTUM MINERALS ANNOUNCES NEW COPPER DISCOVERY

-DIAMOND DRILLING CUTS 112 METRES GRADING 2.33% COPPER AT LUFUA-

First Quantum Minerals Ltd. (TSX Symbol "FM", LSE Symbol "FQM") is pleased to announce the results of 13 diamond drill holes completed at its wholly owned Lufua prospect (Lufua), Haut Katanga Province, Democratic Republic of Congo (DRC) (see attached map). Lufua is a new discovery made by First Quantum, a product of its generative exploration program initiated after the successful discovery and development of the Lonshi copper mine. Lufua was found using grid soil sampling in an area of scattered, old surface workings. Shallow reverse circulation and air core drill testing of the soil anomaly by First Quantum provided sufficient encouragement to complete a diamond drill program, the results of which are reported here.

Diamond and rotary holes have encountered significant mineralization within an area measuring at a minimum 1,200 metres by 350 metres, as shown on the accompanying drill plan map (www.first-quantum.com). Further drilling is required to determine the ultimate geometry and size of the mineralized body in this area of limited outcrop. A 5,000 metre reverse circulation drilling program is now underway to define and expand the known mineralization.

Lufua Diamond Drill Intersections greater than 0.5%TCu

Hole	Inclination (degrees)	Hole Depth (metres)	Ore Type	From (metres)	To (metres)	Interval (metres)	Total Copper (%)	Acid Soluble Copper (%)
LD1	**-90**	**71.3**	**all**	**14.70**	**67.80**	**53.10**	**1.28**	**0.91**
		including	oxide	14.70	47.40	32.70	1.91	1.60
		and	sulphide	54.70	67.80	13.10	0.68	0.00
LD1B	**-60**	**57.2**	**all**	**23.10**	**57.20**	**34.10**	**1.40**	**0.86**
		including	oxide	23.10	52.00	28.90	1.36	1.02
		and	sulphide	55.00	57.20	2.20	3.49	0.00
LD2	**-90**	**39**	**oxide**	**13.30**	**30.80**	**17.50**	**1.36**	**1.10**
LD3	**-90**	**111.8**	No significant results					
LD4	**-90**	**125.1**	**all**	**5.20**	**117.90**	**112.70**	**1.53**	**0.24**
		including	oxide	5.20	27.70	22.50	1.51	1.19
		and	sulphide	33.00	117.90	84.90	1.62	0.02
LD5	**-50**	**155.1**	**all**	**25.60**	**137.10**	**111.50**	**2.33**	**1.90**
		including	oxide	25.60	52.00	26.40	2.31	2.01
		and	mixed	52.00	137.10	85.10	2.34	1.86

Lufua Diamond Drill Intersections greater than 0.5%TCu (cont)								
Hole	Inclination (degrees)	Hole Depth (metres)	Ore Type	From (metres)	To (metres)	Interval (metres)	Total Copper (%)	Acid Soluble Copper (%)
LD6	**-90**	**210.8**	**all**	**37.30**	**202.00**	**164.70**	**1.53**	**0.48**
		Including	oxide	37.30	62.80	25.50	3.42	3.12
			sulphide	64.30	202.00	137.70	1.19	0.01
LD7	-90	**98.3**	No significant results					
LD8	**-90**	**97.3**	**all**	**11.50**	**41.80**	**30.30**	**0.77**	**0.37**
		including	oxide	11.50	24.80	13.30	0.99	0.57
		and	mixed	37.50	41.80	4.30	1.84	0.38
LD9	**-90**	**181.8**	**oxide**	**7.80**	**26.50**	**18.70**	**1.82**	**1.51**
			sulphide	109.50	140.80	31.30	0.50	0.01
LD10	**-90**	**106.7**	**mixed**	**18.40**	**78.20**	**59.80**	**0.70**	**0.39**
LD11	-90	**77.5**	No significant results					
LD12	-90	**76**	No significant results					
LD13	**-90**	**88.5**	**oxide**	**13.80**	**75.00**	**61.20**	**0.87**	**0.73**

Mineralization at Lufua is hosted predominantly within altered and veined Katangan metapelites, overlying largely unaltered and unmineralized conglomeratic schist, and is believed to be contained within a shallow south eastwardly plunging fold. Potassic alteration occurs in association with layer-parallel albitization and quartz-dolomite-chalcopyrite veinlets, all of which is deformed by later folding. Subsequent undeformed and generally coarser grained quartz-dolomite-chalcopyrite-bornite veins, and coarse disseminated sulphide mineralization also occur. Oxidation extends to variable depths across the deposit, and is strongly influenced by post mineral faulting. The stratigraphic and structural setting, and the style of mineralization are analogous to First Quantum's Kansanshi deposit in Northwest Zambia.

Lufua is located within 2 km of the Zambian border, and the paved highway that parallels it, roughly equidistant between the city of Ndola (35 kilometres) and the Mopani Mines smelter at Mufulira (30 kilometres). It is also approximately 45 kilometres from First Quantum's Bwana Mkubwa SX/EW facility. The main railway from the Copperbelt in Zambia to Lubumbashi in the DRC passes within 5 km of the property.

On June 26, 2003 the Government of the DRC adopted a new mining code and regulations aimed at improving investment in the Country's mineral resource industry. The mining code, developed under the auspices of the World Bank, is based upon "best practice" examples from other countries, namely Chile and Zambia. The new mining code will provide a transparent framework for the exploration, development and mining of mineral resources. First Quantum's existing DRC assets including Lonshi and Lufua conform to the new mining legislation and First Quantum has been granted new claims in areas that are prospective for the discovery of copper deposits.

Alan Stephens, Vice President of Exploration commented, "The combination of good copper grades and significant widths of mineralization intersected to date, together with the excellent location, make Lufua a very attractive target. We will continue to drill Lufua during the current dry season with a view to defining a resource within the next several months. The discovery of Lonshi and Lufua demonstrate the untapped potential for the Copperbelt to host significant new deposits, and we are confident that our generative program in both Zambia and the DRC will continue to bear fruit."

Drilling at Lufua was carried out by Stanley Mining Services Ltd, a subsidiary of Layne Christensen Company. Survey and Technical Services (STS), Masvingo, Zimbabwe surveyed all drill hole collars. Down hole surveys were completed on the holes which were drilled at HQ size, with reduction to NQ as required. Half core samples were taken with individual sample intervals reflecting geology and respecting core loss, and a minimum sample interval of 0.5 metres. Core recovery was generally better than 90%. First Quantum personnel, who also supervised the chain of custody from the drill site to the laboratory, conducted all sampling. All samples were prepared to normal industry standards and assayed for total copper and ambient temperature acid soluble copper at Scientific Services (Pty.) Ltd in Capetown, South Africa. Appropriate standards, blanks and duplicates were employed. Alan J. Stephens, Vice President of Exploration for First Quantum, a geologist with more than 27 years of experience was responsible for the design and conduct of the program. G. Clive Newall, MIMMM, President of First Quantum, is the qualified person for the purposes of NI 43-101.

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"G. Clive Newall"

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

G. Clive Newall
President

For further information visit our web site at www.first-quantum.com *or contact Geoff Chater or Bill Iversen*
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com


FIRST QUANTUM
MINERALS LTD.
ZAMBIA
Copperbelt Infrastructure and
Mining Operations
N
KANSANSHI
KONKOLA
Chililabombwe
NCHANGA
Cu
Chingola
MUFULIRA
Cu
Mufulira
CHAMBISHI
Co
LUFUA
PROSPECT
NKANA
Co
Cu
A
CHIBULUMA
Kalulushi
Kitwe
BWANA
MKUBWA
Cu
A
DEMOCRATIC
REPUBLIC
OF CONGO
REPUBLIC OF ZAMBIA
Ndola
BALUBA
LUANSHYA
LONSHI
Open pit Mine(s)
Underground Mine(s)
Concentrator
Cu Co Refinery or Tailings Leach Plant
Smelter
A Acid Plant
Railway
River
Road
International Border
Towns and Cities
0 10 20 KM
30°E
26°E
13°S
Lake Mweru
Solwezi
Kitwe
Ndola
Kabwe
Lusaka
Livingstone
Lake Kariba
0 200 400 KM
ZAMBIA



660000E
8593000N
8592000N
1
2
3
4
5
6
7
8
9
10
11
12
13
N
0
250
500 Metres
LEGEND
FQM diamond drill hole
250 ppm Cu
500 ppm Cu

FIRST QUANTUM MINERALS LTD.

LUFUA PROSPECT

DEMOCRATIC REPUBLIC OF CONGO

Drill Plan & Copper Soil Geochemistry

FIRST QUANTUM
MINERALS LTD.

NEWS RELEASE

03-17

October 29, 2003

www.first-quantum.com

ROBERT A. WATTS APPOINTED INDEPENDENT BOARD LEADER

PETER ST GEORGE JOINS FIRST QUANTUM MINERALS BOARD OF DIRECTORS

First Quantum Minerals Ltd. (TSX Symbol "FM", LSE Symbol "FQM") announced that Mr. Robert A. Watts has been appointed Independent Board Leader of First Quantum's Board of Directors. It is intended that this position will be rotated on an annual basis among First Quantum's Independent Directors.

New Independent Director

Mr. Peter St George has been appointed as a independent Director of First Quantum Minerals. With the appointment of Mr. St George, the Board now consists of four independent Directors and three executive Directors. Mr. St George will also join the Company's Audit Committee and Corporate Governance Committee replacing Mr. Rupert Pennant-Rea and Mr. Stewart Angus , respectively.

Mr. St George has held senior positions within the investment banking industry in the United Kingdom and Australia for over 25 years. Most recently, he was Managing Director and Chief Executive Officer of Salomon Smith Barney, Australia and its predecessor, Natwest Markets Australia, from January 1995 to mid-2001.

Mr. St George worked in London from 1974 to 1994. Immediately before moving to Australia, he was the Managing Director Corporate Finance Natwest Markets in London, having previously been a Director of Hill Samuel & Co. Limited, a London headquartered merchant and investment bank.

Mr. St George qualified as a Chartered Accountant in South Africa. He currently is a Director of the Sydney Future Exchange Corporation Limited and he serves as Chairman of Walter Turnbull, an Australian accountancy and financial practice.

"Peter brings a breadth of knowledge and experience in corporate finance and investment banking that will strengthen First Quantum's Board. As First Quantum grows and its financial dealings become more complex, Peter will offer unique insights and strategies developed from his many years in the financial arena," commented Philip Pascall, Chairman & CEO.

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"G. Clive Newall"

G. Clive Newall
President

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

FIRST QUANTUM
MINERALS LTD.

NEWS RELEASE

03-18
November 10, 2003
www.first-quantum.com

FIRST QUANTUM MINERALS ANNOUNCES NEW DRILL RESULTS FROM LUFUA PROSPECT

First Quantum Minerals Ltd. (TSX Symbol "FM", LSE Symbol "FQM") is pleased to announce the results of a further 9 reverse circulation drill holes completed at its wholly owned Lufua prospect (Lufua), Haut Katanga Province, Democratic Republic of Congo (DRC). A total of 29 holes, (LURC 40-68) have been drilled since the current program began in July 2003, and drilling will continue through the remainder of the dry season, which ends in late November. Results will be announced for these holes in due course.

The location of the holes drilled to date, as well as for the 13 diamond holes announced previously, are shown on the accompanying map (www.first-quantum.com). Drilling difficulties resulted in some of the initial holes failing to reach planned depth. This situation was rectified from hole LURC 50 onwards.

Lufua Drill Intersections greater than 0.5%TCu								
Hole	Azimuth / Inclination (degrees)	Hole Depth (metres)	Ore Type	From (metres)	To (metres)	Interval (metres)	Total Copper (%)	Acid Soluble Copper (%)
LURC 40	-90	102	oxide	16	35	19	1.25	0.81
LURC41	225 / -60	78	oxide	40	66	26	0.80	0.68
				66	78	12	assays	awaited
			Hole abandoned in mineralization					
LURC42	-90	104	oxide	23	104	81	1.79	1.34
			Hole abandoned in mineralization					
LURC43	-90	101	*No significant results*					
LURC44	-90	107	oxide	64	97	33	1.90	1.62
			Hole abandoned in mineralization					
LURC45 (Redrill of LURC44)	-90	134	oxide	48	107	59	1.98	1.56
		and	oxide	119	134	15	0.51	0.37
			Hole abandoned in mineralization					

Lufua Drill Intersections greater than 0.5%TCu (cont)								
Hole	Inclination (degrees)	Hole Depth (metres)	Ore Type	From (metres)	To (metres)	Interval (metres)	Total Copper (%)	Acid Soluble Copper (%)
LURC46	**225 / -75**	**195**	**all**	**36**	**130**	**94**	**1.75**	**1.15**
		Including	oxide	36	86	50	2.01	1.80
			mixed	86	130	44	1.46	0.43
LURC47	**225 / -60**	**144**	**oxide**	**10**	**21**	**11**	**0.71**	**0.66**
		and	**sulphide**	**60**	**144**	**84**	**2.10**	**0.04**
			Hole abandoned in mineralization					
LURC48	**225/-60**	**197**	**sulphide**	**61**	**75**	**14**	**1.25**	**0.08**
		and	**sulphide**	**116**	**197**	**81**	**1.00**	**0.02**

Lufua is located within 2 km of the Zambian border, and the paved highway that parallels it, roughly equidistant between the city of Ndola (35 kilometres) and the Mopani Mines smelter at Mufulira (30 kilometres). It is also approximately 45 kilometres from First Quantum's Bwana Mkubwa SX/EW facility. The main railway from the Copperbelt in Zambia to Lubumbashi in the DRC passes within 5 km of the property.

Alan Stephens, Vice President of Exploration commented, "These results confirm the significance of the Lufua mineralization, with impressive copper grades intersected over substantial widths starting from close to surface, and we anticipate continuing encouragement from our ongoing drill program. Our understanding of the controls to mineralization at Lufua will benefit us in our search for new deposits in the Copperbelt."

Drilling at Lufua was carried out by SDS Drilling, a subsidiary of Boart Longyear Inc. First Quantum personnel, supervised the chain of custody from the drill site to the laboratory, and conducted all sampling. All samples were split and prepared to normal industry standards and assayed for total copper and ambient temperature acid soluble copper at Scientific Services (Pty.) Ltd in Capetown, South Africa. Appropriate standards, blanks and duplicates were employed. Alan J. Stephens, FIMMM, Vice President of Exploration for First Quantum, a geologist with more than 28 years of experience was responsible for the design and conduct of the program, and is the qualified person for the purposes of NI 43-101.

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"G. Clive Newall"

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

G. Clive Newall
President

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com


FIRST QUANTUM
MINERALS LTD.
ZAMBIA
Copperbelt Infrastructure and Mining Operations
N
KONKOLA
Chililabombwe
NCHANGA
Cu
KANSANSHI
Chingola
MUFULIRA
Cu
Mufulira
CHAMBISHI
Co
LUFUA PROSPECT
NKANA
Co
Cu
A
CHIBULUMA
Kalulushi
Kitwe
BWANA MKUBWA
Cu
A
DEMOCRATIC REPUBLIC OF CONGO
REPUBLIC OF ZAMBIA
Ndola
BALUBA
LUANSHYA
LONSHI
Open pit Mine(s)
Underground Mine(s)
Concentrator
Cu Co Refinery or Tailings Leach Plant
Smelter
A Acid Plant
Railway
River
Road
International Border
Towns and Cities
0 10 20 KM
30°E
26°E
13°S
Lake Mweru
Solwezi
Kitwe
Ndola
Kabwe
Lusaka
Livingstone
Lake Kariba
0 200 400 KM
ZAMBIA


659500 mE
660000 mE
660500 mE
661000 mE
8593500 mN
8593000 mN
8592500 mN
8592000 mN
N
43
40
41
42
58
LD1
LD1B
LD2
61
60
LD3
67
LD11
59
44
LD10
45
LD4
65
64
47
68
LD5
62
64
LD9
LD7
LD6
48
46
49
53
LD8
52
51
50
55
LD
13
LD12
56
57
0
400 metres
LEGEND
Cobalt in soils
+ 20 ppm Co
+ 30 ppm Co
Fault, interpreted
2002 Diamond Drill hole
2003 RC Drill hole
FIRST QUANTUM
MINERALS LTD.
LUFUA PROSPECT
DEMOCRATIC REPUBLIC OF CONGO
Drill Plan & Cobalt Soil
Geochemistry

NEWS RELEASE

03-19

November 17, 2003

FIRST QUANTUM
MINERALS LTD.

www.first-quantum.com

FIRST QUANTUM MINERALS INITIATES PORPHYRY COPPER EXPLORATION IN CHILE

First Quantum Minerals Ltd. (TSX Symbol "FM", LSE Symbol "FQM") is pleased to announce that it has entered into an option agreement, subject to due diligence, with a private Chilean group, MN Ingenieros, with respect to certain porphyry copper prospects (the "Prospects") in the IV Region of Chile, located within an area of influence collectively known as the VOC Project (the "Project"). The Project location is shown on the accompanying map, and the Prospects comprise several early stage porphyry style alteration zones with accompanying anomalous Cu/Mo/Au geochemistry. None of the Prospects has been previously drilled.

Under the terms of the agreement, First Quantum can earn a 75% interest in the Project by spending a total of US$2,000,000 within 36 months, and by bringing at least one of the Prospects to the pre-feasibility stage within 60 months. Minimum expenditures of US$300,000 in year 1 and US$500,000 in year 2 are required to maintain the option in good standing. Any additional Prospects acquired within the Project area of influence will be for the benefit of the partners (75% First Quantum / 25% MN Ingenieros). First Quantum will manage the program.

The Project area covers the southward continuation of the main Oligocene age porphyry copper belt, which hosts some of the largest copper deposits in Chile, including Chuquicamata and Escondida. The undeveloped Loica porphyry deposit is located within the Project area, but is not included in the agreement.

Alan Stephens, Vice President of Exploration for First Quantum commented, " We are excited by the potential for discovery of new porphyry copper deposits in the VOC Project area. In addition, First Quantum has initiated exploration for copper deposits meeting its objectives elsewhere in Chile."

Mr. Stephens, FIMMM, a geologist with 28 years experience, including more than 8 years in Chilean exploration, will be responsible for the design and management of First Quantum's exploration programs in Chile.

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"G. Clive Newall"

G. Clive Newall
President

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com



PERU
70°
BOLIVIA
QUEBRADA BLANCA
20°
Iquique
ROSARIO
UJINA
EL ABRA
Pacific
Ocean
RADOMIRO TOMIC
CHUQUICAMATA
MM
CHILE
GABY
Antofagasta
ZALDIVAR
ESCONDIDA
CHIMBORAZO
25°
EL SALVADOR
POTRERILLOS
LA FORTUNA
LEGEND
Porphyry Copper Deposit
Domeyko Fault Zone
ARGENTINA
La Serena
30°
VOC PROJECT
LOICA
FIRST QUANTUM MINERALS LTD.
0
200 Km

VOC PROJECT – NORTHERN CHILE
Oligocene Porphyry
Copper Belt

FIRST QUANTUM
MINERALS LTD.

NEWS RELEASE

03-20
November 27, 2003
www.first-quantum.com

FIRST QUANTUM COMPLETES US $30 MILLION LOAN FACILITY FOR BWANA MKUBWA

First Quantum Minerals Ltd. (TSX Symbol "FM", LSE Symbol "FQM") is pleased to announce the signing of a US $30 million term debt facility for its wholly owned subsidiary Bwana Mkubwa Mining Limited ("BMML") with Standard Chartered Bank ("SCB"). The facility will be used to re-finance the outstanding debt balance of US $10.0 million from the SCB facility originally used for the expansion of the SX/EW plant at BMML; to pay for additional capital expenditure requirements at BMML estimated at US $3.0 million; to pay US $5.5 million for the Kansanshi acid plant which will be owned and operated by BMML; and US $11.5 million to be available for general working capital purposes. The SCB facility is repayable in 14 equal quarterly installments commencing in March, 2004. The facility carries an interest rate of LIBOR+2.5%.

"The new SCB loan facility will allow for greater financial flexibility at Bwana Mkubwa establishing a loan facility that can be drawn as needed. We take great pride in our banking relationships which consistently offer terms that are competitive on global terms. A portion of the facility will fund capital improvements at Bwana Mkubwa including a ore delivery system and an additional counter current decantation tank (CCD). These capital projects will result in improved performance and production and is part of our ongoing optimization program. Utilizing our many years of operational experience, Bwana Mkubwa will build and operate the acid facilities at the Kansanshi copper mine. A sulphuric acid facility has been purchased and installation of the facility at Kansanshi is expected to be completed by June of 2004" commented Martin Rowley, CFO, First Quantum Minerals.

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"G. Clive Newall"

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

G. Clive Newall
President

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

Certain of the information contained in this news release constitute "forward-looking statements" within the meaning of the *Private Securities Litigation Reform Act of 1995*. Such forward-looking statements, including but not limited to those with respect to the prices of gold, copper and sulphuric acid, estimated future production, estimated costs of future production, the Company's hedging policy and permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper, gold and sulphuric acid, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities and Exchange Commission.

NEWS RELEASE

FIRST QUANTUM
MINERALS LTD.

03-21

November 27, 2003

www.first-quantum.com

FIRST QUANTUM REPORTS OPERATIONAL AND FINANCIAL RESULTS FOR THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2003

(All figures expressed in US dollars)

First Quantum Minerals Ltd. (TSE Symbol "FM", LSE Symbol "FQM") is pleased to announce its results for the three months and nine months ended September 30, 2003. The complete financial statements are available for review at www.first-quantum.com.

Highlights - Three Months Ended September 30, 2003

- Bwana Mkubwa production of 8,862 tonnes (19.5 million pounds) copper and 20,275 tonnes surplus acid, with cash cost of $0.42 per pound of copper, net of acid credits.
- The combined Bwana Mkubwa / Lonshi operation contributed a gross margin of $6.2 million.
- Net earnings for the period were $3.2 million or $0.06 per share and cash flow from operations for the period was $7.9 million or $0.14 per share.
- New copper discovery announced at Lufua including 112 metres grading 2.33% copper and 165 metres grading 1.53% copper within an area measuring at a minimum 1,200 metres by 350 metres.
- Kansanshi copper–gold project construction underway.

Financial Results (see attached financial statements)

The following discussion and analysis and financial review should be read in conjunction with management's discussion of critical accounting policies, risk factors and comments regarding forward looking statements contained in the 2002 Annual Report. The following discussion and analysis of the Company's results of operations should also be read in conjunction with the unaudited consolidated financial statements and related notes.

The comparison between the two quarters and the nine months is complicated by the change in fiscal year end that occurred in 2002. This change does not have a significant impact on the results of the Company but does mean that we are comparing three and nine months results for September 2003 against the corresponding periods ended August 2002.

Comparison between the year to date figures is further complicated by the results of Carlisa only being included in the first quarter 2002 as a result of consolidating the Company's investment in Carlisa during that quarter. To fully understand the impact of Carlisa, reference should be made to the 2002 audited annual financial statements.

For the third quarter 2003, revenues were $17.8 million (2002: $6.3 million). The increase in revenues is directly attributable to the increase in copper production as a result of the plant expansion at Bwana. Copper revenues in the third quarter were $14.7 million (2002: $2.8 million) and sulphuric acid revenues were $3.0 million (2002: $3.5 million). The reduction in sulphuric acid revenues can be attributed to increased copper production and the coincidental rise in acid consumption which has resulted in less acid being available for sale to external parties.

Gross profit for the third quarter 2003 was $6.4 million (2002: $1.7 million) reflecting the increased copper revenues from the expanded SX/EW facility. The cash inflow from operating activities was $7.9 million (2002: cash outflow of $1.1 million) or $0.14 per share (2002: outflow of $0.03 per share). Net earnings for the third quarter ended September 30, 2003 were $3.2 million (2002: net loss of $0.4 million) or $0.06 per share (2002: ($0.01) per share).

The realized copper price at Bwana in the third quarter 2003 was $0.77 per pound (2002: $0.69 per pound) as the Company enjoyed the benefit of a rising copper price, due to declining world copper inventories and an increase in demand from China.

For the nine months ended September 30, 2003, revenues were $40.8 million (2002:$39.5 million). The gross profit for the nine months ended September 30, 2003 was $12.5 million (2002: $3.1 million). The operating cash inflow was $7.8 million (2002: outflow of $4.5 million) or $0.16 per share (2002: outflow of $0.10). Net earnings for the nine months ended September 30, 2003 was $3.1 million (2002: net loss of $2.8 million) or $0.06 per share (2002: ($0.06)). The realized copper price for the nine months was $0.71 per pound (2002: $0.65).

Bwana Mkubwa SX/EW Facility, Zambia (100%)

During the third quarter, 2003 Bwana produced 8,862 tonnes of copper (2002: 1,945 tonnes). The 356% increase in copper production over the 2002 production levels came as a result of the increased capacity from the expanded SX/EW facility. Bwana was also able to realize a 32% increase in production over the second quarter and production for the quarter reached 118% of targeted production level for 2003 of 7,500 tonnes per quarter. In addition, the production for the third quarter has exceeded the name plate design capacity of the plant of 8,750 tonnes per quarter and for the month of September had exceeded design capacity by 15%.

Cost of sales, for the third quarter 2003 were $11.5 million (2002: $4.5 million) at the combined Bwana/ Lonshi facility. Cash costs (C1) were $0.42 (2002: $0.20) and total costs (C3) were $0.47 (2002: $0.47) per pound of copper. The higher cash costs are mainly associated with mining, transporting and comminution of Lonshi ore compared to the treatment of tailings in 2002. The higher cash (C1) and total (C3) costs were also due to lower acid credits as a result of increased internal acid consumption caused by the jump in copper production.

In 2003, from a quarter on quarter perspective, the increased production and reduced mining and processing costs are having a positive impact on the cash and total costs of the combined operation with cash (C1) and total (C3) costs, falling quarter on quarter. The cash (C1) and total costs (C3) in the second quarter, 2003 were $0.44 and $0.69 respectively. The smaller reduction in the C1 costs can be partially attributed to a lower acid credit due to the increased copper production while the improvement in the C3 costs can be partially attributed to the unrealized foreign exchange loss that occurred in quarter two.

During the third quarter, Bwana also produced 36,245 tonnes of sulphuric acid (2002: 34,105) which represents a 6% increase in production, of which 20,275 tonnes of sulphuric acid (2002: 24,021 tonnes) were sold externally. Bwana is now consuming more sulphuric acid due to an increased copper production which has reduced the amount of acid available for sale to external parties.

For the nine months ended September 30, 2003 Bwana produced 19,955 tonnes of copper (2002: 6,283) which represents an 218% increase over the previous period. The cost of sales at the Bwana/ Lonshi facility were $28.2 million (2002: $12.2 million) which represents an increase of 130% as a result of the 218% increase in production. Cash costs (C1) for the nine months were $0.43 (2002: $0.19) and total costs (C3) were $0.60 (2002: $0.37). The increase in costs is associated with the processing of the Lonshi ore and the unrealized foreign exchange loss.

As expected with the improvement in the quarterly cash (C1) and total (C3) costs, the year to date costs are also improving from the second quarter, the year to date costs at the end of the second quarter were $0.44 and $0.70 respectively.

C1 costs are cash costs including mining, processing, site administration and refining, net of by product credits, and C3 costs are total costs being C1 costs plus depreciation and amortization charges, royalties, related head office, interest costs and financing charges.

Lonshi Copper Mine, Democratic Republic of Congo (100%)

During the third quarter 2003, approximately 260,000 tonnes of ore and approximately 1,715,000 tonnes of waste were mined from Lonshi. For the nine months ended September 30, 2003, approximately 285,000 tonnes of ore and approximately 3,600,000 tonnes of waste were mined in total. The strip ratio (ratio of waste to ore) for the quarter was reduced to approximately 6.6:1 as the company targeted areas that had been pre-stripped in previous quarters to gain access to the high grade ore body. The cost per tonne to mine ore and waste is also trending downwards as the company realizes the benefits of moving to an owner operated mining fleet.

Kansanshi Copper-Gold Deposit (80%)

All permits, approvals and the development framework have been received for the development of Kansanshi. The financing structure has been completed and approved, with documentation being processed slower than anticipated but expected to be completed before year end. It is anticipated that commissioning will begin in late 2004 with commercial production commencing in early 2005.

The construction and procurement process have begun in earnest with both the commitments to the direct capital cost of the process plant and engineering and design aspects being over 40% complete. During the quarter, construction and engineering contractors and consultants, including the Company's dedicated team of engineers moved on site to start construction. The majority of the plant site clearance has been completed and the site earthworks are progressing with concrete pours having commenced. Overall the project is approximately 8% complete.

The Kansanshi Project is situated approximately 15 kilometres to the northeast of the city of Solwezi in northwest Zambia. It is proposed that the Kansanshi project will be developed in two phases of which only Phase One is considered in detail in the Definitive Feasibility Study, which was conducted by GRD Minproc, in December 2002.

Phase One proven and probable mining reserves are 142 million tonnes grading 1.43% copper and 0.22 grams per tonne gold. During the sixteen year Phase One mine life, it is expected that Kansanshi will produce 1.6 million tonnes of copper, approximately 44% as copper cathode and 56% as copper in concentrate. Measured and indicated mineral resources at a 0.5% copper cut-off total 302 million tonnes at 1.17% copper and 0.17 grams per tonne gold.

Peak production will be approximately 130,000 tonnes of copper and 35,000 ounces of gold per annum. It is expected that owner mining cash costs will average $0.38 per pound of copper over the sixteen year life of Phase One.

Exploration

On June 26, 2003 the Government of the DRC adopted a new mining code aimed at improving investment in the Country's mineral resource industry. The mining code, developed under the auspices of the World Bank, is based upon "best practice" examples from other countries, namely Chile and Zambia. The new mining code will provide a transparent framework for the exploration, development and mining of mineral resources. First Quantum's existing DRC assets, including Lonshi, conform to the new mining legislation.

A wide-ranging grassroots exploration program for new major copper deposits is underway on wholly owned properties in Zambia and the Democratic Republic of the Congo (DRC), and on properties in joint venture with BHP Billiton in Zambia. Drill programs are ongoing on several targets and results will be released upon receipt and analysis of assays.

During the quarter, promising drill results from the Lufua prospect were published. Lufua is located within 2 km of the Zambian border, and the paved highway that parallels it, roughly equidistant between the city of Ndola (35 kilometres) and the Mopani Mines smelter at Mufulira (30 kilometres). It is also approximately 45 kilometres from First Quantum's Bwana Mkubwa SX/EW facility. The main railway from the Copperbelt in Zambia to Lubumbashi in the DRC passes within 5 km of the property.

Lufua is a new discovery made by First Quantum, a product of its generative exploration program initiated after the successful discovery and development of the Lonshi copper mine. Lufua was found using grid soil sampling in an area of scattered, old surface workings. Shallow reverse circulation and air core drill testing of the soil anomaly by First Quantum provided sufficient encouragement to complete a diamond drill program, the results of which are reported here.

Diamond and rotary holes have encountered significant mineralization including highlights, such as 112 metres grading 2.33% copper and 165 metres grading 1.53% copper within an area measuring at a minimum 1,200 metres by 350 metres. Further drilling is required to determine the ultimate geometry and size of the mineralized body in this area of limited outcrop. A reverse circulation drilling program is now underway to define and expand the known mineralization.

Investments

Anvil Mining NL

First Quantum holds a 17.7% interest in Anvil Mining NL ("Anvil"), a public Company quoted on the Australian and Berlin Exchanges. The following information has been extracted from Anvil's report for the quarter ended September 30, 2003.

Dikulushi Mine and processing plant produced 3,960 tonnes of copper and 322,922 ounces silver. The operating contribution which excludes interest, financing fee and depreciation and amortization and exploration was a profit of Australian $4.2 million. Included within this profit figure, was a gain on disposal of Australian $2.0 million from the disposal of shares in Golden Star Resources.

Outlook

Bwana Mkubwa's year end copper production is expected to meet its target of 28,700 tonnes of cathode; however C1 forecast of $0.35 per pound has been re-stated and is now forecast to be $0.42 in 2003.

A project finance package has been established for the development of Kansanshi and it is anticipated that project finance documentation will be signed off before year end. The Company is rapidly moving forward with the project construction with plant site preparation completed, engineers and consultants on site and civil engineering work is well underway. The coming rainy season is not anticipated to impede any aspect of project construction.

The Company has hedged approximately 30% (1000 tonnes) of its budgeted monthly production to July 2004 at an average of $0.88 per pound and approximately 20% (600 tonnes) of its budgeted monthly production from August to December, 2004 at an average of $0.90 per pound.

At Lonshi exploration drilling to the north and south of the mine has encountered significant extensions to the ore body and a new resource is anticipated for February 2004. A major drill program is budgeted for 2004.

At the newly discovered Lufua prospect in the DRC drilling will continue until the rainy season. It is expected sufficient drilling will have occurred to complete a resource study to be completed by February 2004. The company will also continue with its exploration program in Chile through its option agreement with MN Ingenieros and on its own exploration activities in the next six months.

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"G. Clive Newall"
G. Clive Newall

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

PRODUCTION SUMMARY

For The Three Months and Nine Months Ended June 30, 2003

(All figures in United States dollars)

Bwana Mkubwa Mine, Zambia (100%)	2003		2002	
	Third Quarter (Jul-Sep)	**Nine Months (Jan-Sep)**	Third Quarter (Jun-Aug)	Nine Months (Dec-Aug)
Finished Copper Production (tonnes)	**8,862**	**19,955**	1,945	6,283
Sulphuric Acid Sold (tonnes)	**20,275**	**59,539**	24,021	60,529
C3 (Total) Cost Copper (US$/lb)	**0.47**	**0.60**	0.47	0.37
C1 (Cash) Cost Copper (US$/lb)	**0.42**	**0.43**	0.20	0.19

OPERATION STATISTICS By QUARTER – 2003

(All figures in United States dollars)

Bwana Mkubwa Mine, Zambia
Copper & Acid Production

	First Quarter (Jan-Mar)	**Second Quarter (Apr-Jun)**	**Third Quarter (Jul-Sep)**	**Fourth Quarter (Oct-Dec)**	**Year To Date (Jan-Sep)**
Lonshi Ore Processed - (tonnes)	110,875	181,260	238,032	-	530,167
Lonshi Copper Grade – (%)	4.6	4.3	4.7	-	4.5
Lonshi Contained Copper - (tonnes)	5,053	7,794	11,188	-	24,035
Finished Copper Production (tonnes)	4,359	6,734	8,862	-	19,955
C3 (Total) Cost Copper ($/lb)	0.71	0.69	0.47	-	0.60
C1 (Cash) Cost Copper ($/lb)	0.44	0.44	0.42	-	0.43
Sulphuric Acid Produced (tonnes)	34,385	29,286	36,245	-	99,916
Sulphuric Acid Sold (tonnes)	23,432	15,832	20,275	-	59,539

Notes:

C1 – costs are cash operating costs, including mining, processing, site administration and refining; net of by product credits.

C3 – costs are total production costs, including mining, processing, site administration and refining; depreciation and amortization charges; royalties, related head office, interest costs and finance charges; net of by product credits.

Consolidated Balance Sheets

As at September 30, 2003 and December 31, 2002
(unaudited)
(expressed in thousands of US dollars)

	September 30, 2003	December 31, 2002
Assets		
Current assets		
Cash and cash equivalents	19,177	8,180
Accounts receivable and prepaid expenses	4,390	3,217
Inventory (note 4)	11,261	11,864
	34,828	23,261
Investments (note 5)	12,723	12,278
Deferred exploration and acquisition costs	1,576	994
Property, plant and equipment (note 6)	81,498	61,156
Other assets and deferred charges (note 7)	1,769	135
	132,394	97,824
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	12,083	11,828
Current portion of long-term debt (note 8)	13,117	6,020
	25,200	17,848
Long-term debt (note 8)	21,037	20,139
Future income tax liability (note 9)	4,438	3,373
Environmental and closure provisions	1,292	747
	51,967	42,107
Minority interests	2,190	2,190
	54,157	44,297
Shareholder's Equity		
Equity Accounts (note 10)	109,734	88,161
Deficit	(31,497)	(34,634)
	78,237	53,527
	132,394	97,824

Commitments (note 14)

Approved by the Board of Directors

"Martin R. Rowley" Director "G. Clive Newall" Director

The notes are an integral part of these consolidated financial statements.
For a copy of the notes visit our website at www.first-quantum.com

Consolidated Statements of Earnings and Deficit

For the three and nine months ended September 30, 2003 and August 31, 2002
(unaudited)
(expressed in thousands of US dollars)

	Three months ended		Nine months ended	
	September 30, 2003 $	August 31, 2002 $	September 30, 2003 $	August 31, 2002 $
Revenues				
Owned Operations				
Copper	14,658	2,781	31,900	9,033
Acid	3,004	3,455	8,640	8,989
Other	167	48	217	204
Carlisa Related Revenues (note 3)	-	-	-	21,254
	17,829	6,284	40,757	39,480
Costs and expenses				
Cost of sales	11,455	4,543	28,305	36,341
Depletion and amortization	2,241	755	4,817	3,518
Exploration	205	137	389	333
Foreign exchange loss (gain)	(289)	35	935	(236)
General and administrative	609	814	1,813	2,107
Interest and financing fees on long-term debt	308	210	1,328	1,583
Loss (gain) on disposal of investments (note 5)	(138)	-	(138)	-
	14,391	6,494	37,449	43,646
Earnings (loss) before income taxes, non-controlling interest and equity losses	3,438	(210)	3,308	(4,166)
Tax expense (recovery) (note 9)	710	191	630	(1,144)
Minority interest	-	-	-	(240)
Equity loss (earnings)	(495)	(7)	(459)	(22)
Net earnings (loss) for the period	3,223	(394)	3,137	(2,760)
Deficit - Beginning of period	(34,720)	(33,209)	(34,634)	(30,843)
Deficit - End of period	(31,497)	(33,603)	(31,497)	(33,603)
Earnings (loss) per common share				
Basic and Diluted - $ per share	$0.06	$(0.01)	$0.06	($0.06)
Weighted average number of shares outstanding	54,706,646	43,502,385	48,872,358	43,298,588

Consolidated Statements of Cash Flows

For the three and nine months ended September 30, 2003 and August 31, 2002
(unaudited)
(expressed in thousands of US dollars)

	Three months ended		Nine months ended	
	September 30, 2003 $	August 31, 2002 $	September 30, 2003 $	August 31, 2002 $
Cash flows from operating activities				
Net earnings (loss) for the period	3,223	(394)	3,137	(2,760)
Items not affecting cash				
Depletion and amortization	2,241	755	4,817	3,518
Amortization of financing fees	11	37	83	111
Environmental and closure provisions	273	-	545	-
Equity loss (earnings)	(495)	(7)	(459)	(22)
Net recognition of deferred revenue	-	-	-	(794)
Accrued interest on ZCCM facility	-	-	-	406
Unrealized (realized) foreign exchange loss on debt	(114)	-	1,253	-
Non-controlling interest	-	-	-	(240)
Tax expense	706	116	623	(1,221)
Loss (gain) on disposal of investments	(138)	-	(138)	-
	5,507	507	9,861	(1,002)
Change in non-cash operating working capital				
Decrease (increase) in accounts receivable and prepaids	367	845	(1,173)	(3,529)
Decrease (increase) in inventory	1191	(2,596)	603	(4,145)
Decrease (increase) in other assets and deferred charges	8	-	(1,717)	-
Increase (decrease) in accounts payable and accrued liabilities	603	108	193	4,146
	7,876	(1,136)	7,767	(4,530)
Cash flows from financing activities				
Proceeds from long-term debt	1,618	12,352	22,209	19,606
Repayments of principal on long-term debt	(4,844)	(1,821)	(18,962)	(11,041)
Net Proceeds from issue of common shares and warrants	20,912	155	21,573	313
	17,686	10,686	24,820	8,878
Cash flows from investing activities				
Net payments to acquire capital assets and investments	(11,797)	(6,712)	(21,637)	(18,142)
Proceeds on disposal of investments	629	-	629	-
Net change in cash attribute to Carlisa dilution	-	-	-	8,481
Payments for deferred exploration and stripping costs	(361)	(24)	(582)	(333)
	(11,529)	(6,736)	(21,590)	(9,994)
(Decrease) Increase in cash and cash equivalents	14,033	2,814	10,997	(5,646)
Cash and cash equivalents - Beginning of period	5,144	1,376	8,180	9,836
Cash and cash equivalents - End of period	19,177	4,190	19,177	4,190

FIRST QUANTUM
MINERALS LTD.

NEWS RELEASE

03-22
December 11, 2003
www.first-quantum.com

FIRST QUANTUM MINERALS ADDED TO S&P/TSX INDEX

First Quantum Minerals Ltd. (TSX Symbol "FM", LSE Symbol "FQM") is pleased to announce that the Company has been added to the S&P/TSX Composite Index, effective at the close of trading on December 19, 2003.

"During 2003 First Quantum has continued to strengthen its asset base in the Copperbelt of Zambia and the Democratic Republic of Congo. Through the prudent development of low cost copper mines, First Quantum has successfully established itself as one of the fastest growing copper producers in the world today. The inclusion of First Quantum Minerals in the S&P/TSX Composite Index represents an important milestone in the maturity of the Company and reflects its many achievements to date." commented Clive Newall, President.

The S&P/TSX Composite Index comprises approximately 70% of market capitalization for Canadian-based companies listed on the Toronto Stock Exchange. The size of the S&P/TSX Composite Index and its broad economic sector coverage has made the S&P/TSX Composite Index the premier indicator of market activity for Canadian equity markets. The S&P/TSX Composite Index also serves as the benchmark for the mutual fund industry and Canadian pension funds.

First Quantum Minerals Ltd. is a growing mining and metals company whose principle activities include mineral exploration, development and mining. The Company produces LME grade "A" copper cathode and sulphuric acid. Its operations in Zambia include the 100% owned Bwana Mkubwa SX/EW facility and sulphuric acid plants and the 80% owned Kansanshi open pit copper-gold deposit. In the Democratic Republic of Congo, First Quantum operates the 100% owned Lonshi open pit copper mine which provides oxide copper ore for processing at Bwana Mkubwa. First Quantum also holds strategic investments in the Nkana underground copper mine and cobalt refinery (16.9%); and the Mufulira underground copper mine, smelter and copper refinery (16.9%). In addition, the Company holds a 17.5% interest in Anvil Mining NL, a public company quoted on the Australian and Berlin Stock Exchanges, who operate the Dikulushi open pit copper mine in the Democratic Republic of Congo.

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"G. Clive Newall"

G. Clive Newall
President

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

FIRST QUANTUM
MINERALS LTD.

NEWS RELEASE

04-01

January 19, 2004

www.first-quantum.com

FIRST QUANTUM MINERALS PASSES ON OPPORTUNITY TO BID FOR NEVES CORVO COPPER MINE

First Quantum Minerals Ltd. (TSX Symbol "FM", LSE Symbol "FQM") has chosen to not to tender a formal offer for the purchase of the Neves Corvo copper mine and associated assets located in Portugal. Neves Corvo is operated by Somincor, a company that is owned 51% by the Portuguese Government and 49% by Rio Tinto plc.

Philip Pascall, Chairman and CEO commented, "We would like to thank both the Government of Portugal and Rio Tinto for the opportunity to review the Neves Corvo assets and we wish Somincor well in its future operations."

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"G. Clive Newall"

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

G. Clive Newall
President

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

FIRST QUANTUM
MINERALS LTD.

NEWS RELEASE

04-02
January 20, 2004
www.first-quantum.com

FIRST QUANTUM MINERALS ANNOUNCES COBALT DISCOVERY AT LUFUA PROSPECT

- DRILL HOLE LURC-65 CUTS 69 METRES GRADING 2.07% COPPER AND 0.608 % COBALT -

First Quantum Minerals Ltd. (TSX Symbol "FM", LSE Symbol "FQM") is pleased to announce results of copper and cobalt assays from reverse circulation drill hole LURC-65 (see attached map) completed at its wholly owned Lufua prospect, Haut Katanga Province, Democratic Republic of Congo (DRC).

Drill hole LURC-65 was selected for cobalt assay when the possible presence of cobalt sulphide minerals was identified during the logging of the drill cuttings. In the past, drill samples had not been routinely analyzed for cobalt at the Lufua prospect. As a result of this outstanding cobalt mineralization, all drill holes will be re-assayed for cobalt so that the magnitude of this important occurrence can be evaluated and ultimately incorporated into resource calculations.

Hole	Azimuth/ Inclination (degrees)	Hole Depth (metres)	Ore Type	From (metres)	To (metres)	Interval (metres)	Total Copper (%)	Acid Sol. Copper (%)	Total Cobalt (%)
LURC-65	-60 / 045	190	All	9	133	123	1.51	0.38	0.393
		including	oxide	9	33	24	1.13	0.78	0.048
			mixed	33	102	69	2.07	0.38	0.608
		including	High Co	33	64	31	3.35	0.55	0.921
			sulphide	102	116	14	0.35	0.08	0.145
			sulphide	116	132	16	0.63	0.07	0.205

To date, First Quantum has completed a total of 43 reverse circulation (RC) holes totaling 6,715 metres, and a total of 13 diamond holes (DDH) totaling 1,496 metres at the Lufua prospect. The assay results of 9 of the RC holes, and all of the DDH holes have been published (see news releases 03-16 and 03-18). Assay results from the remaining drill holes will be published in due course as the assays are received.

Philip Pascall, Chairman and CEO commented, "The Lufua prospect is progressing very well and we hope to have a global copper resource calculation completed during the first quarter. The intersection of this very high grade cobalt mineralization is particularly exciting, though its overall significance will only emerge upon completion of the cobalt assay program. At current prices, cobalt represents an important by-product credit which clearly demonstrates how important this discovery could be to the eventual economics of the Lufua Project. In addition, Mopani Copper Mines Ltd., in which the Company has a 16.9% interest, is enjoying the benefit of high cobalt prices, as Mopani produced approximately 2,000 tonnes of cobalt in 2003."

Lufua is located within the Democratic Republic of Congo close to the town of Sakania approximately 2 kilometres from the Zambian border and the paved highway that parallels it. Lufua is roughly equidistant between the city of Ndola (35 kilometres) and the Mopani Copper Mines smelter at Mufulira and Cobalt refinery at Nkana (30 kilometres). It is also approximately 45 kilometres from First Quantum's Bwana Mkubwa SX/EW facility. The main railway from the Copperbelt in Zambia to Lubumbashi in the DRC passes through Sakania and within 5 kilometres of the property.

Drilling at Lufua was carried out by SDS Drilling, a subsidiary of Boart Longyear Inc. First Quantum personnel supervised the chain of custody from the drill site to the laboratory and conducted all sampling. All samples were split and prepared to normal industry standards and assayed for total copper and ambient temperature acid soluble copper and total cobalt at

SGS Mineral Services Ltd, Kalulushi, Zambia. Samples containing high cobalt values were checked at Scientific Services (Pty) Ltd in Cape Town, South Africa. Good correlation was achieved between the two sets of results. Appropriate standards, blanks and duplicates were employed. Alan J. Stephens, FIMMM, Vice President of Exploration for First Quantum, a geologist with more than 28 years of experience was responsible for the design and conduct of the program and is the qualified person for the purposes of NI 43-101.

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"G. Clive Newall"

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

G. Clive Newall
President

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com


659500 mE
660000 mE
660500 mE
661000 mE
8593500 mN
8593000 mN
8592500 mN
8592000 mN
N
LEGEND
Cobalt in soils
+ 20 ppm Co
+ 30 ppm Co
Fault, interpreted
2002 Diamond Drill hole
2003 RC Drill hole
0
400 metres
FIRST QUANTUM
LUFUA PROSPECT
DEMOCRATIC REPUBLIC OF CONGO
Drill Plan & Cobalt Soil
Geochemistry

FIRST QUANTUM
MINERALS LTD.

NEWS RELEASE

04-03
January 22, 2003
www.first-quantum.com

FIRST QUANTUM MINERALS ANNOUNCES CDN $56 MILLION BOUGHT DEAL FINANCING

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.
ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

First Quantum Minerals Ltd. (TSX Symbol "FM", LSE Symbol "FQM") ("First Quantum") announced today that it has entered into an agreement with a syndicate of underwriters led by RBC Capital Markets under which the underwriters have agreed to purchase from First Quantum and sell to the public 3.5 million Common Shares of First Quantum at a price of $16.00 per Common Share for gross proceeds of $56.0 million. In addition, First Quantum has granted the Underwriters an option to purchase up to an additional 250,000 common shares on the same terms and conditions, exercisable up to 48 hours prior to closing.

A preliminary short-form prospectus will be filed with securities regulatory authorities in British Columbia, Alberta, Ontario and Quebec by January 26, 2004. The offering is expected to close on or about February 10, 2004.

Net proceeds of the offering will be used to assist in funding the exploration and development of the Lufua Project in the Democratic Republic of Congo. Any additional net proceeds will be used for potential acquisitions, working capital and general corporate purposes.

The offering is being made in British Columbia, Alberta, Ontario and Quebec by means of a short-form prospectus, and is subject to the approval of securities regulatory authorities. The securities to be offered have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or applicable exemption from registration requirement. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"G. Clive Newall"

G. Clive Newall
President

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

FIRST QUANTUM
MINERALS LTD.

NEWS RELEASE

04-04

February 10, 2004

www.first-quantum.com

FIRST QUANTUM MINERALS CLOSES CDN $60 MILLION BOUGHT DEAL FINANCING

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.
ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

First Quantum Minerals Ltd. (TSX Symbol "FM", LSE Symbol "FQM") is pleased to announce that it has issued 3.75 million common shares at a price of CDN $16.00 per common share for gross proceeds of CDN $60 million. The financing, as announced by the Company on January 22, 2004 (news release 04-03), was completed through a syndicate of underwriters led by RBC Capital Markets.

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"G. Clive Newall"

G. Clive Newall
President

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
8th Floor, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

FIRST QUANTUM
MINERALS LTD.

NEWS RELEASE

04-05

February 11, 2004

www.first-quantum.com

FIRST QUANTUM MINERALS ANNOUNCES US $224 MILLION FINANCING PACKAGE FOR KANSANSHI

(All figures expressed in US dollars)

First Quantum Minerals Ltd. (TSX Symbol "FM", LSE Symbol "FQM") is pleased to announce the first signings of a financing debt package totaling $224 million for Phase One construction of First Quantum's 80% owned Kansanshi copper-gold project in Zambia. The financing package includes $163 million for project construction, $30 million for mining equipment purchases, a $25 million cost overrun facility and a $6 million capital contribution for power line infrastructure.

"We are very pleased with the financing package that we have established for the Kansanshi project. It has taken over twelve months of negotiation to pull together a unique funding package which provides maximum benefit from the Kansanshi project for existing shareholders by minimizing dilution without compromising financial prudence. To satisfy the requirements of the lending syndicate the funding package has been deliberately structured to exceed the forecast capital requirements borrowing costs, including interest and fees during the construction phase. While this excess funding including the cost overrun facility is available to the project, we expect to complete the project within 10% of the original GRD Minproc Definitive Feasibility Study estimates, before any scope changes." commented Martin Rowley, Chief Financial Officer.

Philip Pascall, Chairman and CEO commented, "The project financing syndicate that has been established is a strong testament to the high quality of the Kansanshi deposit. We are very pleased with the support that we have received from President Mwanawasa to date and we look forward to working with the Government of the Republic of Zambia in a joint effort to expedite the construction of Kansanshi. First Quantum Minerals is a committed long term investor in Zambia and we believe that the development of new low cost copper deposits will play an increasingly important role in the future of Zambia's copper industry."

The construction and procurement process began in earnest in September, 2003. Commitments for the direct capital cost of the process plant are approximately 75 % complete. Engineering and design aspects of the project are over 80% complete. Since September, construction and engineering contractors and consultants, including the Company's team of engineers have moved on site to start construction. Major bulk earthworks are generally complete, roads and drains have been established, concrete for all critical structures has commenced and steel and building erection has begun. Overall the project is currently approximately 25% complete.

The Kansanshi Project is situated approximately 15 kilometres to the northeast of the city of Solwezi in northwest Zambia. It is proposed that the Kansanshi project will be developed in two phases of which only Phase One is considered in detail in the Definitive Feasibility Study, which was conducted by GRD Minproc, in December 2002. Measured and indicated mineral resources for life of mine, at a 0.5% copper cut-off, total 302 million tonnes at 1.17% copper and 0.17 grams per tonne gold. Phase One proven and probable mining reserves are 142 million tonnes grading 1.43% copper and 0.22 grams per tonne gold. During the sixteen year Phase One mine life, it is expected that Kansanshi will produce 1.6 million tonnes of copper, approximately 44% as copper cathode and 56% as copper in concentrate. Peak production will be approximately 130,000 tonnes of copper and 35,000 ounces of gold per annum. It is expected that owner mining cash costs will average $0.38 per pound of copper over the sixteen year life of Phase One. It is anticipated that commissioning will begin in late 2004 with commercial production commencing in early 2005.

Financing Structure

On December 12, 2003 the Company, through its 80% owned subsidiary Kansanshi Mining, PLC ("KMP"), signed a secured $120 million senior facility agreement (the "Facility"), arranged and underwritten by Standard Bank Group and WestLB, with the participating banks being Standard Bank London Limited, Standard Bank of South Africa Limited, West

LB AG, Standard Chartered Bank, Nederlandse Financierings – Maatschappij voor Ontwikkelingslanden N.V. (FMO), Societe de Promotion et de Participation pour le Cooperation Economique S.A. (Proparco) and Deutsche Investitions – und Entwicklungsgesellschaft MBH (DEG), to finance the design, construction, operation and maintenance of the Kansanshi Project. The Facility is comprised of two tranches; each in the amount of $60 million. The Facility is available for draw-down until July 31, 2005 and is thereafter repayable over a period of five and a half years. Tranche A is repayable in bi-annual installments commencing six months after project completion; Tranche B is repayable in quarterly payments. Interest on Tranche A is calculated at a fixed rate of 6%. Interest on Tranche B is calculated at LIBOR plus 3% during construction and LIBOR plus 2.5% during the repayment period.

The $120 million senior loan facility arranged by Standard bank Group and WestLB has been awarded the Project Finance Magazine "Mining Deal of 2003 - Africa "

In addition to the Facility, on December 11, 2003 the Company, through KMP, signed a secured subordinated facility agreement (the "Subordinated Facility") with European Investment Bank ("EIB"), for the amount of Euro 34 million ($43 million), also to finance the design, construction, operation and maintenance of the Kansanshi Project. This loan is for a 12 year term and is payable in nine equal annual payments commencing October 31, 2007. Interest will be 7.2% until April 30, 2005 and thereafter will be recalculated annually, within a range of 3.2% to 13.2%, based on the average LME cash copper price for the preceding calendar year.

The Facility has not been drawn down and is still subject to the fulfillment of a number of conditions precedent including execution of the final equipment and cost over-run facility documentation (as described below). The first draw-down notice under the EIB Subordinated Facility has been issued for funding on February 16, 2004.

On December 12, 2003 the Company, through KMP, signed a $6 million short term loan facility (the "Short Term Facility") with Standard Bank London, to finance KMP's capital contribution pursuant to a connection agreement (the "Connection Agreement") between KMP and ZESCO Limited (the Zambian power utility), which provides for the construction of a new power line to service the Kansanshi Project. The full $6 million was drawn down and paid to ZESCO on January 21, 2004. Interest on the Short Term Facility is calculated at LIBOR plus 3.5%. The full amount of the loan is repayable on the earlier of six months from the date of execution of the agreement or upon the first drawdown under the Facility. The loan is guaranteed by the Company under a Guarantee Agreement dated December 12, 2003. The loan includes the issuance of 250,000 warrants which provides Standard Bank the right to purchase 250,000 Common Shares at $11.00 per share for a period of two years. The Connection Agreement is dated November 4, 2003 and contemplates the construction and installation of a transmission line, new substation and supporting assets to connect the Kansanshi Project to the ZESCO power system, in consideration of the payment by KMP of the total sum of $10 million. The Connection Agreement provides for the initial payment of this $6 million with the balance payable in 19 semi-annual installments calculated to provide for amortization of the $4 million over 10 years at an interest rate of 6%.

Associated with the Kansanshi Project financing package are two facilities that are in the final stages of being negotiated; a $30 million facility with Banque Belgolaise SA to finance mining equipment purchases and a $25 million facility with a metal off-taker to provide for any unexpected cost overruns.

The total Kansanshi Project financing package, in respect of which facilities have either been completed, subject to satisfaction of various conditions precedent, or are under negotiation is, in United States dollar equivalents, $224 million.

About Standard Bank Group

Through an expanding international network Standard Bank Group Limited and its subsidiaries offer a range of specialist banking services and promotes trade, investment and business flows with an emerging market focus on a worldwide basis. Standard Bank London Limited, (SBL) the principal international investment banking subsidiary of Standard Bank Group Limited, is a leading participant in trade finance and project finance with a strong mining capability based in London. Utilizing its knowledge of Africa, North and South America, the Far East and Eastern Europe, SBL offers flexible pre and post export financing for commodities and capital goods. In addition, SBL trades in precious and base metals, provides a full range of Treasury products, and is active in mining finance and advisory services. SBL is involved in the sovereign debt market and in corporate debt trading on an international basis. The *Banker* magazine awarded "Bank of the Year 2002 – Africa" to the Standard Bank Group.

About WestLB AG

WestLB AG is a focused European wholesale bank operating on an international scale. With Group total assets of approximately € 405 billion, WestLB is Germany's 4th largest banking group. The bank offers a wide range of products tailored specifically to the needs of major corporate clients. WestLB has been recognized by *Treasury Management International* magazine as "Best Bank" in the Project Finance Category while *Infrastructure Journal* voted them "Arranger of the Year" in Europe, the Middle East and Africa.

About European Investment Bank ("EIB")

EIB's chief remit is the balanced development of the European Union ("EU"). On average, therefore, more than two thirds of EIB's individual loans help to finance a wide range of projects in regions lagging behind in their development or contending with structural problems. Since the 1960's, the EIB has been an active participant in the cooperation policies pursued by the EU in some 150 countries outside the EU, in particular in Africa in the framework of successive EU/ACP Lomé Conventions and under the Cotonou Agreement which will enter into force in early 2003. The EIB is the leading non-sovereign AAA issuer worldwide. The EIB works in close cooperation with the banking sector, both with respect to its capital market operations and lending activity. In the Zambian mining sector, EIB has already provided a EUR 14 million , 6 year facility, for Bwana Mkubwa Mining Limited, First Quantum's wholly owned Zambian subsidiary company.

About Banque Belgolaise SA and Africa Merchant Bank

Banque Belgolaise SA, is a European bank with long-standing roots in Africa. In 1909, the Banque du Congo Belge was founded. It was mainly active in central Africa. In 1911, it became the Belgium Congo's official issuing bank, an honor it held for more than 40 years. Since 1965, the Bank has been known as Belgolaise and has developed a banking network across 15 African countries and, in 1997 created Africa Merchant Bank in order to provide its customers with a full range of merchant banking services. In the summer of 2000, Belgolaise became a wholly-owned subsidiary of Fortis Bank (part of the Fortis Group). With offices in Brussels, Paris and London, Belgolaise develops business links in around thirty countries in sub-Saharan Africa. In the Democratic Republic of Congo, Africa Merchant Bank has already provided a $6 million, three year secured lease debt facility, to First Quantum through International Quantum Resources Limited, the owner of 100% of the issued capital of La Compagnie Miniere de Skania sptl ("COMISA"). The facility was used to purchase mining equipment for COMISA's operations at the Lonshi copper mine.

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"G. Clive Newall"

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

G. Clive Newall
President

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
8th Floor, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

FIRST QUANTUM
MINERALS LTD.

NEWS RELEASE

04-06
April 1, 2004
www.first-quantum.com

FIRST QUANTUM REPORTS OPERATIONAL AND FINANCIAL RESULTS FOR THREE MONTHS AND TWELVE MONTHS ENDED DECEMBER 31, 2003

(All figures expressed in US dollars)

First Quantum Minerals Ltd. (TSE Symbol "FM", LSE Symbol "FQM") is pleased to announce its results for the three months and twelve months ended December 31, 2003. The complete financial statements are available for review at www.first-quantum.com.

Highlights - Twelve Months Ended December 31, 2003

- Bwana Mkubwa production of 29,513 tonnes (65.0 million pounds) copper and 75,228 tonnes of surplus acid
- Cash costs (C1) of $0.44 per pound of copper.
- The combined Bwana Mkubwa / Lonshi operation contributed a gross margin of $19.2 million.
- Cash flow from operations for the year of $15.9 million or $0.31 per share.
- Net earnings for the year of $4.4 million or $0.09 per share.
- Kansanshi copper–gold project construction is well underway, estimated commissioning in fourth quarter, 2004.
- New copper-cobalt discovery at Lufua in the DRC Pedicle continues to show promise.
- Expansion of exploration portfolio in the DRC Pedicle to 11,000 square kilometers.
- First Quantum added to the S&P TSX Composite Index

Financial Results (see attached financial statements)

The comparison between financial years is complicated by the change in fiscal year end that occurred in 2002. This change means that the 2002 year is a 13 month period.

Comparison between years is further complicated by the results of Carlisa being proportionately consolidated from April 1, 2000 to March 1, 2002. After diluting its investment in Carlisa, the company now cost accounts for its investment. To fully understand the impact of Carlisa, reference should be made to the 2002 audited annual financial statements.

For the fourth quarter of 2003, revenues were $20.0 million (2002: $11.9 million). The increase in revenues is directly attributable to the increase in copper production as a result of the plant expansion at Bwana Mkubwa and the higher copper prices received. Copper revenues in the fourth quarter were $17.5 million (2002: $8.0 million) and sulphuric acid revenues were $2.4 million (2002: $3.8 million). The reduction in sulphuric acid revenues can be attributed to the increased copper production and the coincidental rise in acid consumption as well as the fourth quarter of 2002 was for a four month period.

Gross profit for the fourth quarter 2003 was $7.0 million (2002: $1.3 million) reflecting the increased copper revenues from the expanded Bwana Mkubwa SX/EW facility and the higher copper prices received. The cash inflow from operating activities was $8.2 million (2002: $0.5 million) or $0.15 per share (2002: $0.01). Net earnings for the fourth quarter ended December 31, 2003 were $1.3 million (2002: net loss of $1.0 million) or $0.02 per share (2002: ($0.02)).

The realized copper price at Bwana Mkubwa in the fourth quarter of 2003 was $0.84 per pound (2002: $0.65) as the Company enjoyed the benefit of a rising copper price, due to declining LME copper inventories and an increase in demand from China.

For the twelve months ended December 31, 2003, revenues were $60.7 million (2002: $51.3 million). The gross profit for the twelve months was $19.4 million (2002: $4.4 million). The operating cash inflow was $15.9 million (2002: outflow of $4.1 million) or $0.31 per share (2002: outflow of $0.09). Net earnings for the period was $4.4 million (2002: net loss of $3.8 million) or $0.09 per share (2002: ($0.09)). The realized copper price for the year was $0.75 per pound (2002: $0.65).

Bwana Mkubwa SX/EW Facility, Zambia (100%)

During the fourth quarter, 2003 Bwana Mkubwa produced 9,558 tonnes of copper (2002: 5,595 tonnes). The 71% increase in copper production over the 2002 production levels came as a result of the increased capacity from the expanded SX/EW facility. Bwana Mkubwa was also able to realize a 8% increase in production over the third quarter.

Cost of sales, for the fourth quarter 2003 were $13.0 million (2002: $10.2 million) at the combined Bwana/ Lonshi operation. Cash costs (C1) were $0.47 (2002: $0.35) and total costs (C3) were $0.66 (2002: $0.56) per pound of copper. The higher cash costs are mainly associated with higher than budgeted costs for transport of ore, equipment hire, diluents and lix costs at the SX plant and flocculant costs at the CCD filtration tanks. Unit costs were also higher due to lower acid credits as a result of increased internal acid consumption concurrent with increased copper production as well as the processing of higher acid consuming dolomitic ores. In addition, cash costs (C1) reflect a $2.7 million expense for deferred stripping liability for future years at Lonshi and total costs (C3) include a $1.4 million of foreign exchange loss on the EIB facility.

During the fourth quarter, Bwana Mkubwa also produced 33,035 tonnes of sulphuric acid (2002: 43,283) which represents a 24% decrease in production as the fourth quarter of 2002 was for a four month period, of which 15,689 tonnes of sulphuric acid (2002: 27,669 tonnes) were sold externally. Bwana Mkubwa is now consuming more sulphuric acid due to an increased copper production which has reduced the amount of acid available for sale to external parties.

For the twelve months ended December 31, 2003 Bwana Mkubwa produced 29,513 tonnes of copper (2002: 11,878) which represents a 148% increase over 2002. The cost of sales at the Bwana Mkubwa / Lonshi operation were $41.3 million (2002: $22.5 million) which represents an increase of 84% as a result of the 148% increase in copper production. Cash costs (C1) for the twelve months were $0.44 (2002: $0.27) and total costs (C3) were $0.62 (2002: $0.52) per pound. Cash costs (C1) reflect the establishment of a deferred stripping liability of $2.7 million or $0.04 per pound of copper produced.

C1 costs per are cash costs including mining, processing, site administration and refining, net of by product credits, and C3 costs pound of copper are total costs being C1 costs plus depreciation and amortization charges, royalties, related head office, interest costs and financing charges.

Lonshi Copper Mine, Democratic Republic of Congo (100%)

During the fourth quarter of 2003, approximately 438,523 tonnes of ore at a grade of 5.5% acid soluble copper and approximately 884,580 tonnes of waste were mined from Lonshi. For the twelve months ended December 31, 2003, approximately 711,299 tonnes of ore at a grade of 4.8% acid soluble copper and approximately 4,487,430 tonnes of waste were mined. The strip ratio (ratio of waste to ore) for the quarter was reduced to approximately 2.0:1 as the company targeted areas that had been pre-stripped in previous quarters to gain access to the high grade ore body. As the strip ratio for the quarter was significantly less than the life to date strip ratio of 8.4:1, US $2.7 million has been expensed to provide for deferred stripping costs in future years. The cost per tonne to mine ore and waste continues to improve as the company realizes the benefits of moving to an owner operated mining fleet.

Kansanshi Copper-Gold Deposit, Zambia (80%)

In December, First Quantum completed the first signings of a financing debt package totaling $224 million for Phase One construction of First Quantum's 80% owned Kansanshi copper-gold project in Zambia. The financing package, now completed, includes $163 million for project construction, $30 million for mining equipment purchases, a $25 million cost overrun facility and a $6 million capital contribution for power line infrastructure.

To satisfy the requirements of the lending syndicate the funding package has been deliberately structured to exceed the forecast capital requirements borrowing costs, including interest and fees during the construction phase. The budgeted capital cost to complete Kansanshi has increased from the original GRD Minproc estimate of $163 million to $180 million.

Approved major variations include expansion of the sulphide circuit within the mill, funding required under the ZESCO power supply agreement (see above), additional earth moving equipment and capital adjustments to reflect foreign exchange rate changes since December, 2002.

The construction and procurement process began in earnest in September, 2003. Commitments for the direct capital cost of the process plant are approximately 75 % complete. As of February 2004, engineering and design aspects of the project are 95% complete. Since September, construction and engineering contractors and consultants, including the Company's team of engineers have moved on site to start construction. Major bulk earthworks are generally complete, roads and drains have been established, concrete for all critical structures has commenced and steel and building erection has begun. Overall the project is currently approximately 46% complete with construction being 21% complete.

The Kansanshi Project is situated approximately 15 kilometres to the northeast of the city of Solwezi in northwest Zambia. It is proposed that the Kansanshi project will be developed in two phases of which only Phase One is considered in detail in the Definitive Feasibility Study (DFS), which was conducted by GRD Minproc, in December 2002.

Phase One proven and probable mining reserves are 142 million tonnes grading 1.43% copper and 0.22 grams per tonne gold. During the sixteen year Phase One mine life, it is expected that Kansanshi will produce 1.6 million tonnes of copper, approximately 44% as copper cathode and 56% as copper in concentrate. Measured and indicated mineral resources at a 0.5% copper cut-off total 302 million tonnes at 1.17% copper and 0.17 grams per tonne gold.

Peak production will be approximately 130,000 tonnes of copper and 35,000 ounces of gold per annum. As per the DFS, it is expected that owner mining cash costs, before realization charges, will average $0.38 per pound of copper, over the sixteen year life of Phase One.

Exploration

On June 26, 2003 the Government of the Democratic Republic of the Congo (DRC) adopted a new mining code aimed at improving investment in the Country's mineral resource industry. The mining code, developed under the auspices of the World Bank, is based upon "best practice" examples from other countries, namely Chile and Zambia. The new mining code will provide a transparent framework for the exploration, development and mining of mineral resources. First Quantum's existing DRC assets, including Lonshi, conform to the new mining legislation.

A wide-ranging grassroots exploration program for new major copper deposits is underway on wholly owned properties in Zambia and the DRC, and on properties in joint venture with BHP Billiton in Zambia.

In 2003, promising drill results from the Lufua prospect were published. Lufua is located within the DRC close to the town of Sakania approximately 2 kilometres from the Zambian border and the paved highway that parallels it. Lufua is roughly equidistant between the city of Ndola (35 kilometres) and the Mopani Copper Mines smelter at Mufulira and Cobalt refinery at Nkana (30 kilometres). It is also approximately 45 kilometres from First Quantum's Bwana Mkubwa SX/EW facility. The main railway from the Copperbelt in Zambia to Lubumbashi in the DRC passes through Sakania and within 5 kilometres of the property.

Lufua is a new discovery made by First Quantum, a product of its generative exploration program initiated after the successful discovery and development of the Lonshi copper mine. Lufua was found using grid soil sampling in an area of scattered, old surface workings. Shallow reverse circulation (RC) and air core drill testing of the soil anomaly by First Quantum provided sufficient encouragement to complete further RC and diamond drill programs.

Diamond and RC holes have encountered significant mineralization including highlights, such as 123 metres grading 1.51% copper and 0.39% cobalt and 165 metres grading 1.53% copper within an area measuring at a minimum 1,200 metres by 350 metres. The discovery of cobalt mineralization is particularly encouraging, though its overall significance will only emerge upon completion of a full cobalt assay program. Further drilling is planned to determine the ultimate geometry and size of the mineralized body.

Investments

Mopani Copper Mines plc

The Company holds an 18.8% in Carlisa Investment Corporation (Carlisa), which holds a 90% interest in Mopani Copper Mines Plc (Mopani). Mopani is a privately held company registered in Zambia. The carrying value of this investment as at December 31, 2003 is $9.5 million (2002: $9.5 million). As Mopani is a privately held company, no financial information is available for public dissemination.

In a news release made on March 10, 2004, Mopani indicated that it "will raise its finished copper production to 160,000 tonnes this year from 134,000 tonnes last year..." Mopani also indicated that cobalt production "would rise marginally to 2,320 tonnes this year."

Anvil Mining NL

The Company holds a 17.0% (2002: 18.6%; 2001: 20.2%) interest in Anvil Mining NL ("Anvil"), a public company quoted on the Australian and Berlin Stock Exchanges. The Company currently holds 34,029,857 shares (2002: 31,148,857; 2001: 28,187,857). The carrying value of this investment as at December 31, 2003 was $3.1 million (2002: $2.8m; 2001: $2.3m).

The market value of this investment as at December 31, 2003 was approximately $10.5 million (2002: $2.1m; 2001: $0.8m). Further information on Anvil can be found at www.anvil.com.au.

Outlook

For 2004 the Lonshi mine is budgeted to move 944,000 tonnes of ore grading 5% acid soluble copper and 9,760,000 tonnes of waste. The Bwana Mkubwa SX/EW processing facility is forecast to produce 35,000 tonnes of copper cathode at improved C1 cash costs (C1) relative to 2003 results. Unit operating costs should benefit from lower cost owner mining at the Lonshi mine, improved metal recoveries through the installation of two additional counter current decantation (CCD) tanks and the installation of the fourth rectiform at the new tank house. In addition to these capital projects, operational experience garnered over the past year should lead to further de-bottlenecking at the Bwana Mkubwa plant resulting in incremental operating efficiencies. During the first quarter of 2004, Bwana Mkubwa produced approximately 9,600 tonnes of copper cathode.

At Kansanshi, construction is well underway. Waste stripping and ore stockpiling should begin in the third quarter with first fill of reagents and "wet" circuit testing beginning in October. Commissioning will take place during the fourth quarter during which fine-tuning and optimization of the mill, flotation, leach, filtration, solvent extraction, and electrowinning facilities, and build-up of in circuit inventory will take place. Copper production from Kansanshi is forecast to be 85,000 tonnes in 2005.

At the newly discovered Lufua project in the DRC a resource calculation is expected to be completed during the second quarter. In-fill drilling to move the resource into the reserve category, metallurgical testing and preliminary feasibility work will be carried out in 2004.

A substantial exploration program is planned for DRC Pedicle region where First Quantum controls approximately 11,000 square kilometers of prospective geology. Drilling will take place on several copper soil anomalies including Lufua East, Nina, Ndongo, Ndongo East and Lonshi South. Drilling will also take place in at the Mkushi prospect in Zambia and in Joint Venture with BHP Billiton at Mwinilunga and Luamata.

In Chile, a generative exploration program utilizing satellite imagery has yielded several potential targets. Follow up field work on colour alteration anomalies is in progress and a program to drill test these occurrences will be carried out in 2004.

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"G. Clive Newall"
G. Clive Newall

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
8th Floor, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

PRODUCTION SUMMARY

	2003		2002	
Bwana Mkubwa Mine, Zambia (100%)	**Fourth Quarter (Oct-Dec)**	**Twelve Months (Jan-Dec)**	Fourth Quarter (Sept-Dec)	Thirteen Months (Dec-Dec)
Finished Copper Production (tonnes)	**9,558**	**29,513**	5,595	11,878
Sulphuric Acid Sold (tonnes)	**15,689**	**75,228**	27,669	88,198
Total Cost (C3) Copper (US$/lb)	**0.66**	**0.62**	0.56	0.52
Cash Cost (C1) Copper (US$/lb)	**0.47**	**0.44**	0.35	0.27

OPERATION STATISTICS By QUARTER – 2003

Bwana Mkubwa Mine, Zambia
Copper & Acid Production

	First Quarter (Jan-Mar)	Second Quarter (Apr-Jun)	Third Quarter (Jul-Sep)	Fourth Quarter (Oct-Dec)	Year To Date (Jan-Dec)
Ore Processed - (tonnes)	110,875	181,260	233,032	196,898	722,065
Copper Grade – (%)	4.6	4.3	4.8	5.5	4.8
Contained Copper - (tonnes)	5,053	7,794	11,188	10,790	34,825
Recovery – (%)	86	86	79	89	85
Finished Copper Production (tonnes)	4,359	6,734	8,862	9,558	29,513
Total Cost (C3) Copper ($/lb)	0.71	0.69	0.47	0.66	0.62
Cash Cost (C1) Copper ($/lb)	0.44	0.44	0.42	0.47	0.44
Sulphuric Acid Produced (tonnes)	34,385	29,286	36,245	33,035	132,951
Sulphuric Acid Sold (tonnes)	23,432	15,832	20,275	15,689	75,228

Notes:

C1 – costs are cash operating costs, including mining, processing, site administration and refining; net of by product credits.

C3 – costs are total production costs, including mining, processing, site administration and refining; depreciation and amortization charges; royalties, related head office, interest costs and finance charges; net of by product credits.

Consolidated Balance Sheets
As at December 31, 2003 and 2002
(expressed in thousands of US dollars)
(unaudited)

	2003	2002
Assets		
Current assets		
Cash and cash equivalents	25,592	8,180
Accounts receivable and prepaid expenses	4,441	3,276
Inventory	17,834	11,864
	47,867	23,320
Investments	12,632	12,278
Deferred exploration and acquisition costs	2,242	935
Property, plant and equipment	95,135	61,156
Other assets and deferred charges	3,049	135
	160,925	97,824
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	17,738	11,716
Current portion of long-term debt	16,326	6,020
	34,064	17,736
Long-term debt	32,374	20,139
Deferred stripping liability	2,718	-
Future income tax liability	4,996	3,485
Environmental and closure provisions	1,680	747
	75,832	42,107
Minority interests	2,190	2,190
	78,022	44,297
Shareholder's Equity		
Equity Accounts	113,102	88,161
Deficit	(30,199)	(34,634)
	82,903	53,527
	160,925	97,824

Approved by the Board of Directors

"R. Stuart Angus Director "Robert A. Watts Director

The notes are an integral part of these consolidated financial statements.
For a copy of the notes visit our website at www.first-quantum.com

Consolidated Statements of Operations and Deficit
(expressed in thousands of US dollars)
(unaudited)

	Three months ended December 31, 2003 $	Four months ended December 31, 2002 $	Year ended December 31, 2003 $	13 Months ended December 31, 2002 $
Revenues				
Owned Operations				
Copper	17,519	7,999	49,419	17,032
Acid	2,395	3,820	11,035	12,809
Other	64	43	281	247
Carlisa Related Revenues	-	-	-	21,254
	19,978	11,862	60,735	51,342
Costs and expenses				
Cost of sales	13,017	10,556	41,322	46,897
Depletion and amortization	2,944	1,519	7,761	5,037
Exploration	231	(96)	620	237
Foreign exchange loss (gain)	34	(286)	969	(522)
General and administrative	1,038	826	2,851	2,933
Interest and financing fees on long-term debt	431	657	1,759	2,240
Loss (gain) on disposal of investments	-	-	(138)	-
	17,695	13,176	55,144	56,822
Earnings (loss) before income taxes, non-controlling interest and equity losses	2,283	(1,314)	5,591	(5,480)
Current income taxes	4	43	11	122
Future income taxes (recovery)	888	(356)	1,511	(1,579)
Minority interest	-	-	-	240
Equity loss (earnings)	93	30	(366)	8
Net earnings (loss) for the period	1,298	(1,031)	4,435	(3,791)
Deficit - Beginning of period	(31,497)	(33,603)	(34,634)	(30,843)
Deficit - End of period	(30,199)	(34,634)	(30,199)	(34,634)
Earnings (loss) per common share				
Basic and diluted	0.02	(0.02)	0.09	(0.09)
Weight average number of shares outstanding	55,984,081	43,506,624	50,668,307	43,362,680

Consolidated Statements of Cash Flows

(expressed in thousands of US dollars)
(unaudited)

	Three months ended December 31, 2003 $	Four months ended December 31, 2002 $	Year ended December 31, 2003 $	13 months ended December 31, 2002 $
Cash flows from operating activities				
Net earnings (loss) for the period	1,298	(1,031)	4,435	(3,791)
Items not affecting cash				
Amortization of financing fees on long-term debt	70	(86)	154	25
Depletion and amortization	2,944	1,519	7,761	5,037
Environmental and closure provisions	3,107	747	934	747
Equity loss (earnings)	93	30	(366)	8
Future income tax expense (recovery	888	(470)	1,511	(1,691)
Gain on disposal	-	-	(138)	-
Provision for deferred stripping	-	-	2,718	-
Unrealized (realized) foreign exchange loss on debt	-	-	1,253	-
Carlisa non cash items	-	(331)	-	(959)
	8,400	378	18,262	(624)
Change in non-cash operating working capital				
Decrease (increase) in accounts receivable and prepaids	(51)	(1,903)	(1,224)	(5,432)
Decrease (increase) in inventory	(3,941)	(1,839)	(3,337)	(5,984)
Decrease (increase) in other assets and deferred charges	(572)	-	(2,290)	-
Increase (decrease) in accounts payable and accrued liabilities	4,324	3,821	4,514	7,967
	8,160	457	15,925	(4,073)
Cash flows from financing activities				
Proceeds from long-term debt	25,074	6,136	47,283	25,742
Repayments of principal on long-term debt	(10,528)	(3,680)	(29,490)	(14,721)
Net Proceeds from issue of common shares and warrants	2,591	10,823	24,164	11,136
	17,137	13,279	41,957	22,157
Cash flows from investing activities				
Payments to acquire property, plant and equipment	(18,216)	(9,194)	(39,374)	(27,085)
Net change in cash attributable to Carlisa dilution	-	-	-	8,481
Payments for exploration of mineral properties	(666)	(552)	(1,248)	(885)
Net purchase of investments	-	-	152	(251)
	(18,882)	(9,746)	(40,470)	(19,740)
(Decrease) Increase in cash and cash equivalents	6,415	3,990	17,412	(1,656)
Cash and cash equivalents - Beginning of period	19,177	4,190	8,180	9,836
Cash and cash equivalents - End of period	25,592	8,180	25,592	8,180

Segmented Information

(expressed in thousands of US dollars)
(unaudited)

For the three months ended **December 31, 2003**, segmented information is presented as follows:

	BCO	KCP	CAR	CDA	Total
(unaudited)	$	$	$	$	$
External Revenues	19,914	-	-	-	19,914
Interest and other income	17	-	-	47	64
Total Revenue	19,931	-	-	47	19,978
Cost of Sales	13,113	-	-	(96)	13,017
Segment gross profit	6,818	-	-	143	6,961
Other Expenses					
Depletion and amortization	2,895	-	-	49	2,944
Exploration	-	-	-	231	231
Foreign exchange loss (gain)	218	-	-	(184)	34
General and administrative	-	-	-	1,038	1,038
Interest and financing fees	416	-	-	15	431
Loss on Disposal	-	-	-	-	-
Total Other Expenses	3,529	-	-	1,149	4,678
Segment profit (loss) before the under noted items	3,289	-	-	(1,006)	2,283
Non-controlling interest	-	-	-	-	-
Equity loss (earnings)	-	-	-	93	93
Tax Expense (recovery)	892	-	-	-	892
Segment profit (loss)	2,397	-	-	(1,099)	1,298
Capital asset additions	1,493	15,040	-	(57)	16,476
Total assets	83,335	44,731	9,522	121,276	258,864
Inter-company balances included in total assets	(4,220)	-	-	(93,719)	(97,939)
Total consolidated assets	79,115	44,731	9,522	27,557	160,925

Definitions:
BCO – Combined operations of Bwana and Comisa
KCP – Kansanshi Copper Project
CAR – Carlisa holds the interest in Mopani Copper Mines
CDA – Corporate Development and Administration which includes Connemara

Segmented Information

(expressed in thousands of US dollars)
(unaudited)

For the four months ended **December 31, 2002** segmented information is presented as follows:

(unaudited)	**BCO** $	**KCP** $	**CAR** $	**CDA** $	**Total** $
External Revenues	11,819	-	-	-	11,819
Interest and other income	9	-	(523)	557	43
Total Revenues	11,828	-	(523)	557	11,862
Cost of sales	10,223	-	-	333	10,556
Segment gross profit	1,605	-	(523)	224	1,306
Other Expenses					
Depletion and amortization	1,454	-	-	65	1,519
Exploration	-	-	-	(96)	(96)
Foreign exchange loss (gain)	(109)	-	-	(177)	(286)
General and administrative	-	-	-	826	826
Interest and financing fees	639	-	-	18	657
Total Other Expenses	1,984	-	-	636	2,620
Segment profit (loss) before the under noted items	(379)	-	(523)	(412)	(1,314)
Non-controlling interest	-	-	-	-	
Equity Loss (Earnings)	-	-	-	30	30
Tax Expense (Recovery)	(350)	-	-	37	(313)
Segment profit (loss)	(29)	-	(523)	(479)	(1,031)
Capital asset additions	9,860	1,045	(1,684)	79	9,300
Total assets	62,224	15,119	9,522	70,618	157,483
Inter-company balances included in total assets	(249)	-	-	(59,410)	59,659
Total consolidated assets	61,975	15,119	9,522	11,208	97,824

Definitions:
BCO – Combined operations of Bwana and Comisa
KCP – Kansanshi Copper Project
CAR – Carlisa holds the interest in Mopani Copper Mines
CDA – Corporate Development and Administration which includes Connemara

Segmented Information

(expressed in thousands of US dollars)
(unaudited)

For the twelve months ended **December 31, 2003**, segmented information is presented as follows:

	BCO	KCP	CAR	CDA	Total
	$	$	$	$	$
External Revenue	60,454	-	-	-	60,454
Interest and other income	52	-	-	229	281
Total Revenue	60,506	-	-	229	60,735
Cost of Sales	41,273	-	-	49	41,322
Segment gross profit	19,233			180	19,413
Other Expenses					
Depletion and amortization	7,632	-	-	129	7,761
General and administrative	-	-	-	2,851	2,851
Exploration	-			620	620
Foreign exchange loss (gain)	1,591			(622)	969
Gain on Disposal	(138)	-	-	-	(138)
Interest and financing fees	1,713	-	-	46	1,759
Total Other Expenses	10,798	-	-	3,024	13,822
Segment profit (loss) before the under noted items	8,435	-	-	(2,844)	5,591
Equity loss (earnings)	-			(366)	(366)
Tax Expense (recovery)	1,522	-	-	-	1,522
Segment profit (loss)	6,913	-	-	(2,478)	4,435
Capital asset additions	13,449	27,896		76	41,421
Total assets	83,335	44,731	9,522	121,276	258,864
Inter-company balances included in total assets	(4,220)	-	-	(93,719)	(97,939)
Total consolidated assets	79,115	44,731	9,522	27,557	160,925

Definitions:
BCO – Combined operations of Bwana and Comisa
KCP – Kansanshi Copper Project
CAR – Carlisa holds the interest in Mopani Copper Mines
CDA – Corporate Development and Administration which includes Connemara

Segmented Information

(expressed in thousands of US dollars)
(unaudited)

For the thirteen months ended **December 31, 2002**, segmented information is presented as follows:

	BCO $	KCP $	CAR $	CDA $	Total $
External Revenue	29,841	-	20,628	-	50,469
Interest and other income	64	-	103	706	873
Total Revenue	29,905	-	20,731	706	51,342
Cost of Sales	22,455	-	24,109	333	46,897
Segment gross profit	7,450	-	(3,378)	373	4,445
Other Expenses					
Depletion and amortization	4,277	-	693	67	5,037
General and administrative	-	-	-	2,933	2,933
Exploration	-	-	-	237	237
Foreign exchange loss (gain)	(357)	-	-	(165)	(522)
Interest and financing fees	1,295	-	723	222	2,240
Total Other Expenses	5,215	-	1,416	3,294	9,925
Segment profit (loss) before the undernoted items	2,235	-	(4,794)	(2,921)	(5,480)
Minority interest	-	-	240	-	240
Equity loss (earnings)	-	-	-	8	8
Income tax (recovery)	(1,494)	-	-	37	(1,457)
Segment profit (loss)	3,729	-	(4,554)	(2,966)	(3,791)
Capital asset additions	26,971	2,644	-	176	29,791
Total assets	62,224	15,119	9,522	70,618	157,483
Intercompany balances included in total assets	(249)	-	-	(59,410)	(59,659)
Total consolidated	61,975	15,119	9,522	11,208	97,824

Definitions:
BCO – Combined operations of Bwana and Comisa
KCP – Kansanshi Copper Project
CAR – Carlisa holds the interest in Mopani Copper Mines
CDA – Corporate Development and Administration which includes Connemara

NEWS RELEASE

FIRST QUANTUM
MINERALS LTD.

04-07
May 11, 2004
www.first-quantum.com

FIRST QUANTUM REPORTS OPERATIONAL AND FINANCIAL RESULTS FOR THREE MONTHS ENDED MARCH 31, 2004

(All figures expressed in US dollars)

First Quantum Minerals Ltd. (TSE Symbol "FM", LSE Symbol "FQM") is pleased to announce its results for the three months ended March 31, 2004. The complete financial statements are available for review at www.first-quantum.com.

Highlights - Three Months Ended March 31, 2004

- Bwana Mkubwa production of 9,689 tonnes (21.4 million pounds) copper and 20,763 tonnes of surplus acid
- Cash costs (C1) of $0.39 and total costs (C3) of $0.53 per pound of copper.
- The combined Bwana Mkubwa / Lonshi operation contributed a gross margin of $13.2 million.
- Cash flow from operations, net of operating working capital movements, for the period of $5.3 million or $0.09 per share.
- Net earnings for the period of $6.7 million or $0.11 per share.
- Kansanshi copper–gold project construction is well underway, estimated commissioning in fourth quarter, 2004.
- New copper-cobalt discovery at Lufua in the DRC Pedicle continues to show promise, resource expected soon.

Financial Results (see attached financial statements)

For the First Quarter of 2004, revenues were $25.5 million (2003: $10.3 million). The 148% increase in revenues is directly attributable to the increase in copper production as a result of the plant expansion at Bwana Mkubwa and the higher copper prices received. Copper revenues in the first quarter were $22.1 million (2003: $6.9 million) and sulphuric acid revenues were $3.2 million (2003: $3.3 million).

Gross profit for the First Quarter 2004 was $13.4 million (2003: $2.2 million) reflecting the increased copper revenues from the expanded Bwana Mkubwa SX/EW facility and the higher copper prices received. The cash inflow from operating activities was $5.3 million (2003: outflow of ($0.4 million)) or $0.09 per share (2003: ($0.01)). Cash flow from operating activities was impacted adversely by movements in non-cash working capital other than cash of $6.8 million for the quarter. The cash inflow from operating activities, before this working capital change, was $12.1 million or $0.21 per share. Net earnings for the first quarter were $6.7 million (2003: net loss of (0.191 million)) or $0.11 per share (2003: ($0.00)).

The realized copper price at Bwana Mkubwa in the First Quarter of 2004 was $1.03 per pound (2003: $0.70) versus the average LME cash price of $1.24 per pound. The difference between the average LME price and realized price was due to realization charges and hedging activities. During the First Quarter the Company delivered into approximately 3,700 tonnes of copper forward contracts at a hedged price of $0.86 per pound.

Bwana Mkubwa SX/EW Facility, Zambia (100%)

During the First Quarter of 2004 Bwana Mkubwa produced 9,689 tonnes of copper (2003: 4,359 tonnes). The 122% increase in copper production over the 2003 production levels came as a result of the increased throughput from the plant after completion of the commissioning phase.

Cost of sales, for the first quarter 2004 was $12.1 million (2003: $8.1 million) at the combined Bwana/ Lonshi operation. Cash costs (C1) were $0.39 (2003: $0.44) and total costs (C3) were $0.53 (2003: $0.71) per pound of copper. During the first quarter, Bwana Mkubwa also produced 34,344 tonnes of sulphuric acid (2003: 34,385) of which 20,763 tonnes of sulphuric acid (2003: 23,432 tonnes) were sold externally.

C1 costs per pound of copper are cash costs including mining, processing, site administration and refining, net of by product credits, and C3 costs per pound of copper are total costs, being C1 costs plus depreciation and amortization charges, royalties, related head office, interest costs and financing charges.

Lonshi Copper Mine, Democratic Republic of Congo (100%)

During the First Quarter of 2004, approximately 66,442 tonnes of ore at a grade of 5.9% acid soluble copper and approximately 1,026,524 tonnes of waste were mined from Lonshi as mining activity focused on waste stripping during the wet season.

Kansanshi Copper-Gold Deposit, Zambia (80%)

The Company has completed a debt finance package totaling $224 million for Phase One construction of the 80% owned Kansanshi copper-gold project in Zambia. The financing package includes $163 million for project construction, $30 million for mining equipment purchases, a $25 million cost overrun facility and a $6 million capital contribution for power line infrastructure.

The budgeted capital cost to complete Kansanshi has increased from the original GRD Minproc estimate of $163 million to $180 million. Approved major variations include expansion of the sulphide circuit within the mill, funding required under the ZESCO power supply agreement (see above), additional earth moving equipment and capital adjustments to reflect foreign exchange rate changes since December, 2002.

The construction and procurement process began in earnest in September, 2003. As of May 2004, engineering and design aspects of the project are 99% complete. Major bulk earthworks are generally complete, roads and drains have been established, concrete for all critical structures has commenced and steel and building erection has begun. Overall the project is currently approximately 64% complete with construction being 36% complete.

The Kansanshi project will be developed in two phases of which only Phase One is considered in detail in the Definitive Feasibility Study (DFS), which was conducted by GRD Minproc, in December 2002. Peak production will be approximately 130,000 tonnes of copper and 35,000 ounces of gold per annum. The cash costs, as per the DFS, before realization charges, will average $0.38 per pound of copper, over the sixteen year life of Phase One.

Outlook

The Bwana Mkubwa SX/EW processing facility is forecast to produce 35,000 tonnes of copper cathode at improved cash costs (C1) relative to 2003 results. Unit operating costs should continue to benefit from lower cost owner mining at the Lonshi mine, improved metal recoveries through the installation of two additional counter current decantation (CCD) tanks and the installation of the fourth rectiformer at the new tank house. In addition to these capital projects, operational experience gained over the past year should lead to further de-bottlenecking at the Bwana Mkubwa plant resulting in incremental operating efficiencies. During April, Bwana Mkubwa produced 2,938 tonnes of copper cathode.

At Kansanshi, construction is well underway. Waste stripping and ore stockpiling should begin in the second quarter with first fill of reagents and "wet" circuit testing beginning in October. Commissioning will start during the fourth quarter during which fine-tuning and optimization of the mill, flotation, leach, filtration, solvent extraction, and electrowinning facilities, and build-up of in circuit inventory will take place. Improvements to the sulphide milling circuit resulting in name plate throughput of approximately 4 million tonnes per year will result in copper production outperforming the DFS forecasts in the early years of operation. In addition, studies are underway to consider bringing forward expansions scheduled in the DFS in years three and five with the aim of increasing copper output sooner.

At the newly discovered Lufua project in the DRC, a resource calculation is expected to be completed during the second quarter of 2004. In-fill drilling to move the resource into the reserve category, metallurgical testing and preliminary feasibility work will also be carried out in 2004.

A substantial exploration program is planned for the DRC Pedicle region where First Quantum controls approximately 11,000 square kilometers of prospective geology. Drilling will take place on several copper soil anomalies including Lufua East, Nina, Ndongo, Ndongo East and Lonshi South. Drilling will also take place in Zambia at the Mkushi prospect and in Joint Venture with BHP Billiton at Mwinilunga and Luamata.

In Chile, a generative exploration program utilizing satellite imagery has yielded several potential targets. Follow up field work on colour alteration anomalies is in progress and a program to drill test these occurrences will be carried out in 2004.

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"G. Clive Newall"
G. Clive Newall

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
8th Floor, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

PRODUCTION SUMMARY

Bwana Mkubwa Mine, Zambia (100%)	**2004 First Quarter**	2003 First Quarter
Finished Copper Production (tonnes)	**9,689**	4,359
Sulphuric Acid Sold (tonnes)	**20,763**	24,432
Total Cost (C3) Copper (US$/lb)	**0.53**	0.71
Cash Cost (C1) Copper (US$/lb)	**0.39**	0.44

OPERATION STATISTICS by QUARTER – 2004

Bwana Mkubwa Mine, Zambia
Copper & Acid Production

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	**Year To Date**
Ore Processed - (tonnes)	208,667	-	-	-	208,667
Copper Grade – (acid soluble %)	5.23	-	-	-	5.23
Contained Copper - (tonnes)	10,904	-	-	-	10,904
Recovery – (%)	89	-	-	-	89
Finished Copper Production (tonnes)	9,689	-	-	-	9,689
Total Cost (C3) Copper ($/lb)	0.53	-	-	-	0.53
Cash Cost (C1) Copper ($/lb)	0.39	-	-	-	0.39
Sulphuric Acid Produced (tonnes)	34,344	-	-	-	34,344
Sulphuric Acid Sold (tonnes)	20,763	-	-	-	20,763

Notes:

C1 – costs are cash operating costs, including mining, processing, site administration and refining; net of by product credits.

C3 – costs are total production costs, including mining, processing, site administration and refining; depreciation and amortization charges; royalties, related head office, interest costs and finance charges; net of by product credits.

Consolidated Balance Sheets

As at March 31, 2004 and December 31, 2003
(expressed in thousands of US dollars)
(unaudited)

	2004 $	2003 $ (restated)
Assets		
Current assets		
Cash and cash equivalents	52,978	25,592
Accounts receivable and prepaid expenses	15,094	4,441
Inventory (note 3)	17,221	17,576
	85,293	47,609
Investments (note 4)	13,065	12,632
Exploration properties	2,720	2,242
Property, plant and equipment (note 5)	135,530	96,603
Other assets and deferred charges (note 6)	5,218	3,049
	241,826	162,135
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	22,738	17,738
Current portion of long-term debt (note 7)	22,325	16,326
	45,063	34,064
Long-term debt (note 7)	48,616	32,374
Deferred stripping liability	2,033	2,718
Future income tax liability (note 8)	7,203	4,589
Environmental and closure provisions (note 2)	4,924	4,578
	107,839	78,323
Minority interests	2,190	2,190
	110,029	80,513
Shareholders' Equity		
Equity accounts (note 9)	157,076	113,102
Deficit	(25,279)	(31,480)
	131,797	81,622
	241,826	162,135

Commitments and contingencies (note 12)

Approved by the Board of Directors

"R. Stuart Angus Director "Robert A. Watts Director

The notes are an integral part of these consolidated financial statements.
For a copy of the notes visit our website at www.first-quantum.com

Consolidated Statements of Operations and Deficit
For three months ended March 31, 2004 and 2003
(expressed in thousands of US dollars)
(unaudited)

	Three months ended March 31, 2004 $	Three months ended March 31, 2003 $
Revenues		**(restated)**
Owned Operations		
Copper	22,082	6,851
Acid	3,170	3,328
Other	256	86
	25,508	10,265
Costs and expenses		
Cost of sales	12,091	8,114
Depletion and amortization	2,332	998
Exploration	377	108
Foreign exchange loss (gain)	(209)	70
Non-hedge derivative loss (gain)	338	-
General and administrative	1,145	530
Interest and financing fees on long-term debt	587	586
	16,661	10,406
Earnings (loss) before income taxes, non-controlling interest and equity losses	8,847	(141)
Tax expense (note 8)	2,614	39
Non-controlling interest	-	-
Equity loss (earnings)	(434)	11
Net earnings (loss) for the period	6,667	(191)
Deficit - Beginning of period (note 2)	(31,479)	(36,062)
Prior period restatement (stock-based compensation) (note 2)	(467)	-
Deficit - End of period	(25,279)	(36,253)
Earnings (loss) per common share		
Basic and Diluted - $ per share	$0.11	$(0.00)
Weighted average number of shares outstanding	58,567,985	43,560,841

The notes are an integral part of these consolidated financial statements.
For a copy of the notes visit our website at www.first-quantum.com

Consolidated Statements of Cash Flows

For three months ended March 31, 2004 and 2003
(expressed in thousands of US dollars)
(unaudited)

	Three months ended 2004 $	2003 $
Cash flows from operating activities		**(restated)**
Net earnings (loss) for the period	6,667	(191)
Items not affecting cash		
Depletion and amortization	2,332	998
Amortization of financing fees	44	82
Environmental and closure provisions	346	204
Equity loss (earnings)	(434)	11
Unrealized foreign exchange losses	390	210
Stock-based compensation expense	186	–
Non-controlling interest		–
Future income tax expense	2,614	129
Gain on equity dilution		–
	12,145	1,443
Change in non-cash operating working capital		
Decrease (increase) in accounts receivable and prepaid expenses	(2,771)	(417)
Decrease (increase) in inventory	355	(358)
Decrease (increase) in other assets	(1,330)	-
Increase (decrease) in accounts payable and accrued liabilities	(3,061)	(1,020)
	5,338	(352)
Cash flows from financing activities		
Proceeds from long-term debt	17,876	9,865
Repayments of principal on long-term debt	(2,502)	(10,272)
Proceeds from issue of common shares and warrants	43,325	222
	58,699	(185)
Cash flows from investing activities		
Net payments to acquire capital assets and investments	(34,993)	(3,134)
Payments for deferred exploration and stripping costs	(1,164)	(660)
	(36,157)	(3,794)
Effect of exchange rate changes on cash	(494)	-
Increase (Decrease) in cash and cash equivalents	27,386	(4,331)
Cash and cash equivalents - Beginning of period	25,592	8,180
Cash and cash equivalents - End of period	52,978	3,849

Segmented Information

For three months ended March 31, 2004 and 2003
(expressed in thousands of US dollars)
(unaudited)

For the three months ended **March 31, 2004**, segmented information is presented as follows:

	BCO	KCP	CAR	CDA	Total
	$	$	$	$	$
External Revenues	25,252	-	-	-	25,252
Interest and other income	7	-	-	249	256
Total Revenue	**25,259**	-	-	**249**	**25,508**
Cost of Sales	12,091	-	-	-	12,091
Segment gross profit	**13,168**	-	-	**249**	**13,417**
Other Expenses					
Depletion and amortization	2,296	-	-	36	2,332
Exploration	179	-	-	198	377
Foreign exchange loss (gain)	(231)	-	-	22	(209)
Non-hedge derivative loss (gain)				338	338
General and administrative	-	-	-	1,145	1,145
Interest and financing fees	577	-	-	10	587
Total Other Expenses	**2,821**	-	-	**1,748**	**4,570**
Segment profit (loss) before the under noted items	**10,347**	-	-	**(1,500)**	**8,847**
Non-controlling interest	-	-	-	-	-
Equity loss (earnings)	-	-	-	(434)	(434)
Tax Expense	2,614	-	-	-	2,614
Segment profit (loss)	**7,733**	-	-	**(1,066)**	**6,667**
Capital asset additions	7,363	34,913	-	2,312	44,588
Total assets	91,450	95,811	9,522	45,045	241,828
Inter-company balances included in total assets	19,656	-	-	101,704	121,360
Total consolidated assets	111,106	95,811	9,522	146,749	363,188

Definitions:
BCO – Combined operations of Bwana and Comisa
KCP – Kansanshi Copper Project
CAR – Carlisa holds the interest in Mopani Copper Mines
CDA – Corporate Development and Administration which includes Connemara

Segmented Information

For three months ended March 31, 2004 and 2003
(expressed in thousands of US dollars)
(unaudited)

For the three months ended **March 31, 2003**, segmented information is presented as follows:

	BCO	KCP	CAR	CDA	Total
	$	$	$	$	$
External Revenues	10,179	-	-	-	10,179
Interest and other income	11	-	-	75	86
Total Revenue	**10,190**	**-**	**-**	**75**	**10,265**
Cost of Sales	8,069	-	-	45	8,114
Segment gross profit	**2,121**	**-**	**-**	**30**	**2,151**
Other Expenses					
Depletion and amortization	973	-	-	25	998
Exploration	-	-	-	108	108
Foreign exchange loss (gain)	263	-	-	(193)	70
General and administrative	-	-	-	530	530
Interest and financing fees	575	-	-	11	586
Total Other Expenses	**1,811**	**-**	**-**	**481**	**2,292**
Segment profit (loss) before the under noted items	**310**	**-**	**-**	**(451)**	**(141)**
Non-controlling interest	-	-	-	-	-
Equity loss (earnings)	-	-	-	11	11
Tax Expense	39	-	-	-	39
Segment profit (loss)	**271**	**-**	**-**	**(462)**	**(191)**
Capital asset additions	2,452	619	-	63	3,134
Total assets	66,756	15,525	9,522	70,529	162,332
Inter-company balances included in total assets	(304)	-	-	(62,892)	(63,196)
Total consolidated assets	66,452	15,525	9,522	7,637	99,136

Definitions:
BCO – Combined operations of Bwana and Comisa
KCP – Kansanshi Copper Project
CAR – Carlisa holds the interest in Mopani Copper Mines
CDA – Corporate Development and Administration which includes Connemara